Form 20-F
period 2005-12-31
TLC VENTURES CORP
filed 2006-06-28
CIK 1280797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	ANNUAL REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to ______________________________

Commission file number  000-51283

TLC Ventures Corp.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite1101 - 700 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,631,501 Common Shares at December 31, 2005.

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐  Yes     ☒   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐  Yes     ☐   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
        ☒  Yes            ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
        ☒   Item 17     ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐  Yes     ☒   No

TABLE OF CONTENTS

GLOSSARY

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
ITEM 4.	INFORMATION ON US	11
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	22
	RESULTS OF OPERATIONS	22
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	35
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	40
ITEM 8.	FINANCIAL INFORMATION	41
ITEM 9.	THE OFFER AND LISTING	41
ITEM 10.	ADDITIONAL INFORMATION	33
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	51
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	51
PART II		51
ITEM 13.	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES	51
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	51
ITEM 15.	CONTROLS AND PROCEDURES	51
ITEM 16A..	AUDIT COMMITTEE FINANCIAL EXPERT	52
ITEM 16B.	CODE OF ETHICS	52
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	52
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	53
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	53
PART III		53
ITEM 17.	FINANCIAL STATEMENTS	53
ITEM 18.	FINANCIAL STATEMENTS	54
ITEM 19.	EXHIBITS	54

INTRODUCTION AND USE OF CERTAIN TERMS

TLC Ventures Corp. is a company incorporated under the Business Corporations Act (British Columbia). It was incorporated on January 15, 1969 under the Company Act (British Columbia). As used herein, except as the context otherwise requires, the terms “us”, “we” or “our” refer to TLC Ventures Corp. Our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) with a reconciliation to United States Generally Accepted Accounting Principles (“U.S. GAAP”) and are presented in Canadian dollars. All monetary amounts contained in this Annual Report are in Canadian dollars unless otherwise indicated.

Our North American office and principal place of business is located at Suite 1101 - 700 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. Our registered office is located at Suite 1000, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1S8.

On June 19, 2006, we set the record date for a stock split on the basis of two new shares for every one old share, however the share numbers in this Annual Report have not been updated to reflect the split.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements regarding events and financial trends, which may affect our future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward-looking statements. These factors include, but are not limited to, the fact that we will need additional financing to fully execute our business plan and our business is subject to certain risks. We make cautionary statements in the “Risk Factors” section of this Annual Report (see Item 3. Key Information - Risk Factors) and in other parts herein (e.g., see Item 5. Operating and Financial Review and Prospects), as well as in other documents that we file from time to time with the Securities and Exchange Commission. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this Annual Report.

When used in this Annual Report, the words “estimate,” “intend,” “expect,” “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing.

GLOSSARY

The following is a glossary of terms that appear in this Annual Report.

Ag	The elemental symbol for silver.
Au	The elemental symbol for gold.
Common Shares	Common Shares without par value in our capital stock.
Cu	The elemental symbol for copper.
Development	Preparation of a mineral deposit for commercial production including installation of plant and machinery and the construction of all related facilities.
Exploration	The prospecting, diamond drilling and other work involved in the searching for ore bodies.
fracture	Breaks in a rock, usually due to intensive folding or faulting.
g/t	Grams per tonne (31.1 g/T = 1.0 troy ounce/tonne).
grade

The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/T) or ounces per ton (oz/T). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

mineral reserve

That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

mineralization	Usually implies minerals of value occurring in rocks.
net smelter returns royalty or NSR	Payment of a percentage of mining revenues after deducting applicable smelter charges.
ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
outcrop	An exposure of rock at the earth’s surface.
oz/t	Troy ounces per tonne.
tonne or “T”	Metric ton = 1,000 kilograms or 1,000,000 grams.
trench	A surficial excavation designed to expose bedrock for sampling.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.
Zn	The elemental symbol for zinc.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Selected Financial Data

The following table sets forth our selected financial information in Canadian dollars, which has been derived from our financial statements included in this Annual Report prepared in accordance with Canadian GAAP which conforms to U.S. GAAP, except as disclosed in Note 12 to the financial statements included herein. Information for the 12 months ended December 31, 2001, 2002, 2003, 2004 and 2005 are derived from audited financial statements, which are included elsewhere in this Annual Report. The financial data should be read in conjunction with our financial statements and notes thereto and Item 5. Operating and Financial Review and Prospects.

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Revenue	$—	$—	$—
Total Expenses	$(1,658,310)	$(1,674,678)	$(210,512)
Other Income (Loss)	$(195,247)	$(26,420)	$(101,842)
Net Loss	$(1,853,557)	$(1,701,098)	$(312,354)
Basic and Diluted Loss per Share	$(0.09)	$(0.10)	$(0.04)
Weighted Average Common Shares Outstanding	19,549,796	16,971,078	8,704,001
Balance Sheet
Total Assets	$6,167,754	$7,180,909	$460,869
Total Liabilities	$19,682	$(44,774)	$(18,375)
Working Capital	$5,079,861	$6,317,240	$442,494
Shareholders’ Equity	$6,087,045	$7,136,135	$(17,506)

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Net Loss	$(2,052,933)	$(2,462,319)	$(70,834)
Loss per Share	$(0.11)	$(0.15)	$(0.01)
Total Assets	$5,193,167	$6,419,688	$460,869
Shareholders’ Equity	$5,112,458	$6,374,914	$224,014

Currency Exchange Rates

In this Annual Report all references to dollars ($) are expressed in Canadian funds, unless otherwise indicated. On December 31, 2006, the Interbank rate of exchange for converting United States dollars into Canadian dollars equalled 1.1659 United States dollars for one Canadian dollar. The following table presents a history of the high and low exchange rates of United States dollars into Canadian dollars for the previous six months.

Month	High	Low
May 2006	1.1233	1.1007
April 2006	1.7700	1.1160
March 2006	1.7440	1.1296
February 2006	1.1611	1.1375
January 2006	1.1796	1.1430
December 2005	1.7510	1.4240

The following table presents the average annual exchange rates of United States dollars into Canadian dollars for each of the past five fiscal years ended December 31, 2005, 2004 and 2003, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2005	1.21173
2004	1.30152
2003	1.40146

Risk Factors

The following is an overview of certain risks and uncertainties to be considered in relation to our business, prospects and results of operations, in addition to the risks discussed elsewhere in this Annual Report. Specific risk factors to be considered are as follows:

Risk Factors Relating to the Our Property Interests

1.
The properties in which we have an interest are in the exploration stage and most exploration projects do not result in the discovery of commercially mineable deposits. All of our property interests are at the exploration stage and there are no known commercial quantities of minerals or precious gems on such properties. Most exploration projects do not result in the discovery of commercially mineable deposits of ores or gems. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability our properties do not contain any reserves, and any funds spent on exploration will be lost. Our failure to find an economic mineral deposit on any of our mineral properties will have a negative effect on us as we will not generate revenue.

2.
The properties in which we have an interest are in Canada which has a different regulatory regime than the United States and may adversely affect our business. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Canada are beyond our control and may adversely affect our business operations in Canada. See Item 4. Information on the Company - Business Overview - Carrying on Business in Canada.

3.
There are no guarantee licenses and permits required by us will be obtained which may result in losing our interest in the subject property. Our operations may require licenses and permits from various governmental authorities. We may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at our projects. Failure to obtain such licenses and permits may adversely affect our business, as we would be unable to legally conduct our intended exploration work, which may result in losing our interest in the subject property.

4.
Environmental regulations are becoming more onerous to comply with and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of our operations. Our operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution. Failure to comply with such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of our operations.

Risk Factors Relating to Us

5.
Values attributed to our assets may not be realizable as we have no proven history and our ability to continue as a going concern depends upon a number of significant variables. The amounts attributed to our mineral properties in our financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. Further, we have no proven history of performance, revenues, earnings or success. As such, our ability to continue as a going concern is dependent upon the existence of economically recoverable resources, our ability to obtain the necessary financing to complete the development of our interests and future profitable production or alternatively, and upon our ability to dispose of our interests on a profitable basis.

6.
We have no revenues and we expect to incur substantial operating losses. Over the past several fiscal years, we have not generated any revenues from operations. Generating revenues depends significantly on our ability to successfully explore and develop our properties.

7.
We are dependent on our key personnel and the loss of our key personnel could be detrimental to our operations. We are dependent upon the continued availability and commitment of our key management and consultants, whose contributions to our immediate and future operations are of central importance.  We rely on our other officers, for our day-to-day operation, our projects and the execution of our business plan. We have not obtained “key man” insurance for any of our management or consultants and we do not have employment agreements with any of our executive officers.

8.
Our directors and officers may have conflicts of interest, which may not be resolved in our favour, which in turn may adversely affect us. None of our directors or officers devote their full time to our affairs. Most of our directors and officers are also directors, officers and shareholders of other natural resource or public companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to us. There is no assurance that any such conflicts will be resolved in our favour. If any of such conflicts are not resolved in our favour, our operations may be adversely affected. See Item 6. Directors, Senior Management and Employees for details of other companies that our officers and directors are involved with.

Risk Factors Relating to Title on Properties

9.
Title to the properties in which we have an interest may be in doubt and any challenge to the title to any of such properties may have a negative impact on us. A full investigation of legal title to our property interests has not been carried out at this time. Accordingly, title to these property interests may be in doubt. Other parties may dispute title to the properties in which we have an interest. Our property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by undetected defects. Any challenge to the title to any of our property interests may have a negative impact on us as we will incur expenses in defending such challenge and, if the challenge is successful, we will lose any interest it may have in the subject property. In addition, our ability to explore and exploit the property interests is subject to ongoing approval of local governments.

10.
Title opinions provide no guarantee of title and any challenge to the title to any of such properties may have a negative impact on us. Although we have or will receive title opinions for any concessions in which we have or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned. Any challenge to the title to any of our properties in which we have an interest may have a negative impact on us as we will incur expenses in defending such challenge and, if the challenge is successful, we will lose any interest we may have in the subject property.

Risk Factors Relating to Mining Generally

11.
Mining exploration is a speculative business and most exploration projects do not result in the discovery of commercially mineable deposits. Exploration for minerals or precious gems is a speculative venture necessarily involving substantial risk. The expenditures made by us described herein may not result in discoveries of commercial quantities of minerals or precious gems. The failure to find an economic mineral deposit on any of our mineral properties will have a negative effect on our revenue. The probability that our mineral properties will ever have “reserves” that meet the requirements of Industry Grade 7 is extremely remote and in all probability our properties do not contain any reserves and any funds spent on the exploration of our properties will probably be lost.

12.
Mining operations generally involve a high degree of risk and potential liability. Hazards such as unusual or unexpected formations and other conditions are involved in mining. We may become subject to liability for pollution, fire, explosions, cave-ins or hazards against which we cannot insure or against which we may elect not to insure. The incurrence of any such liabilities may have a material, adverse effect on our financial position.

13.
Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on us. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals and precious gems, which may be acquired by us, will be affected by numerous factors beyond our control. These other factors include delivery uncertainties related to the proximity of our reserves to processing facilities and extensive government regulation relating to prices, taxes, royalties, allowable production land tenure, the import and export of minerals and precious gems and many other aspects of the mining business. Declines in mineral prices may have a negative effect on us as it may reduce our revenue.

14.
Mining is a highly competitive industry. The mining industry is intensely competitive and we must compete in all aspects of our operations with a substantial number of large established mining companies with substantial capabilities and greater financial and technical resources than us. We may be unable to acquire additional attractive mining properties on terms we consider to be acceptable. Our inability to acquire attractive mining properties would result in difficulties in our obtaining future financing and profitable operations.

Risk Factors Relating to Financing

15.
Adequate funding may not be available, resulting in the possible loss of our property interests. We will require additional equity or debt financing in order to execute our business plan. Sufficient funding may not be available to us for further exploration and development of our property interests or to fulfil our obligations under applicable agreements. We may not be able to obtain adequate financing in the future or the terms of such financing may not be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties. We will require new capital to continue to operate our business and to continue with exploration on our properties, and additional capital may not be available when needed, if at all.

16.
Funding and property commitments will result in dilution to our shareholders. It is likely that any additional capital required by us will be raised through the issuance of additional equity, which will result in dilution to our shareholders. Further, as described in Item 4. Information on the Company - Business Overview, we are required to issue common shares in order for us to keep our interests in properties. Such Property Share issuances will also result in dilution to our shareholders.

17.
Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, we may not be able to justify commercial operations. If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations or the funds required for development may not be obtained at all or on terms acceptable to us.

18.
Lack of funding to satisfy contractual obligations may result in the loss of our property interests. We may, in the future, be unable to meet our share of costs incurred under agreements to which we are or will be a party and we may have our property interests reduced or even face termination of such agreements. We have acquired an option to acquire interests in one property in Canada and in order to obtain ownership of the property, we must make payments to the owners of the property. In order to secure ownership of these properties, additional financing may be required. Our failure to make the requisite payments in the prescribed time periods will result in us losing our entire interest in the subject property and we will no longer be able to conduct our business as described in this Annual Report. We may not have sufficient funds to: (a) satisfy the option payment required to be made in 2006 in relation to the Property; or (b) make the minimum expenditures to maintain the Property in good standing under Canadian law. In such event, we may seek to enter into a joint venture or sell the subject property or elect to terminate our option. See Item 4. Information on the Company - Business Overview and Item 5. Operating and Financial Review and Prospects - Tabular Disclosure of Contractual Obligations for details of the property payments we are required to make to earn our interests.

Risk Factors Relating to Common Shares

19.
The price of our shares is volatile. Publicly quoted securities are subject to a relatively high degree of price volatility. It may be anticipated that the quoted market for our shares will be subject to market trends generally, notwithstanding any potential success of us in creating sales and revenues.

20.
We do not pay dividends. Payment of dividends on our shares is within the discretion of our Board and will depend upon our future earnings, our capital requirements and financial condition, and other relevant factors. We do not currently intend to declare any dividends for the foreseeable future.

21.
There is an absence of a liquid trading market for our shares. Our shareholders may be unable to sell significant quantities of shares into the public trading markets without a significant reduction in the price of their shares, if at all. We may not continue to meet the listing requirements of the TSX Venture Exchange or achieve listing on any other public listing exchange. Our Shares are not listed on any exchange or quotation system in the United States and there can be no assurance that a market will develop or be sustained in the United States.

22.
The Penny-Stock Rule may limit trading in our shares. In October 1990, Congress enacted the “Penny Stock Reform Act of 1990.” “Penny Stock” is generally any equity security other than a security (a) that is registered or approved for registration and traded on a national securities exchange or an equity security for which quotation information is disseminated by The National Association of Securities Dealers Automated Quotation (“NASDAQ”) System on a real-time basis pursuant to an effective transaction reporting plan, or which has been authorized or approved for authorization upon notice of issuance for quotation in the NASDAQ System, (b) that is issued by an investment company registered under the Investment Company Act of 1940, (c) that is a put or call option issued by Options Clearing Corporation, (d) that has a price of five dollars (US) or more, or (e) whose issuer has net tangible assets in excess of $2,000,000(US), if the issuer has been in continuous operation for at least three years, or $5,000,000(US) if the issuer has been in continuous operation for less than three years, or average revenue of at least $6,000,000(US) for the last three years.

Our Common Shares are presently considered “Penny Stock” under these criteria. Therefore, the Common Shares are subject to Rules 15g-2 through 15g-9 (the “Penny Stock Rules”) under the Exchange Act. The “Penny Stock” trading rules impose duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in our shares, including determination of the purchaser’s investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction. Compliance with the “Penny Stock” trading rules affect or will affect the ability to resell our shares by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities. In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the “Penny Stock” trading rules. Consequently, the “Penny Stock” trading rules may materially limit or restrict the number of potential purchasers of our shares and the ability of a holder to resell our stock.

So long as the Common Shares are within the definition of “Penny Stock” as defined in Rule 3a51-1 of the Exchange Act, the Penny Stock Rules will continue to be applicable to the Common Shares. Unless and until the price per share of Common Shares is equal to or greater than $5.00(US), or an exemption from the rule is otherwise available, the Common Shares may be subject to substantial additional risk disclosures and document and information delivery requirements on the part of brokers and dealers effecting transactions in the Common Shares. Such additional risk disclosures and document and information delivery requirements on the part of such brokers and dealers may have an adverse effect on the market for and/or valuation of the Common Shares.

23.
Classification as a Passive Foreign Investment Company has adverse income tax consequences for United States shareholders. We believe we are a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and we believe we will be a PFIC in the foreseeable future. Consequently, this classification will result in adverse tax consequences for U.S. holders of our shares. For an explanation of these effects on taxation, see Item 10. Additional Information - United States Federal Income Tax Consequences. U.S. shareholders and prospective holders of our shares are also encouraged to consult their own tax advisers.

24.
We are located outside of the United States which makes it difficult to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors. Substantially all of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, all of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Canada should be in Canadian dollar and service of process in Canada must generally be effectuated personally and not by mail.

ITEM 4.  INFORMATION ON US

Our History and Development

We were originally incorporated under the Company Act (British Columbia) on January 15, 1969 under the name “Mark V. Mines Limited (N.P.L.)”. On October 4, 1994 we changed our name to “TLC Ventures Corp.”. Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Our North American office and principal place of business is located at

Suite1101 - 700 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5 (phone: (604) 681-9944). Our registered and records office is Suite 1000, 595 Burrard Street, Vancouver, British Columbia, V7X 1S8 (phone: (604) 687-6789).

We are a “reporting” company in the Provinces of British Columbia and Alberta. Our Common Shares have been listed and posted for trading on the TSX Venture Exchange (TSXV: TLV) since October 5, 1994.

We do not have an agent in the United States.

We are a Canadian mineral exploration and mine development company that is focused on the acquisition, advancement and development of gold and base metal assets around the world.

The following is a summary of certain significant developments with respect to our business during the past three fiscal years.

Management Reorganization

On December 11, 2003, we announced a management reorganization wherein our former Directors Mr. Robert Anderson, Mr. John P. Bradford, and Mr. Rodney Spence resigned, and Mr. Edward Farrauto, CGA, Mr. Douglas B. Forster, M.Sc., P.Geo and Dr. Richard Henley, PhD., FAICD were appointed as Directors. Mr. Bharmal resigned as President and Mr. Farrauto was appointed President and Chief Financial Officer. Dr. Henley was appointed Chairman of the Board of Directors, and Mr. David Toyoda was appointed Secretary. The reorganization was undertaken to establish a more proactive board and management team that could raise financing and acquire properties of merit. For more information about our current directors and officers see, “Item 6. Directors, Senior Management and Employees”.

Acquisition of Point Leamington Property

We entered into an option agreement with Rubicon Minerals Corp. (“Rubicon”) on February 16, 2004 (the “Acquisition Agreement”) to acquire a 100% interest in certain real property located in north-central Newfoundland, Canada (the “Property”). The Property’s Zn-Au-Ag-Cu deposit, discovered by Noranda Inc. in 1971, is located 26 kilometres north of Grand Falls, north-central Newfoundland, Canada. The Property is described in greater detail below at “- Description of the Point Leamington Property.” At the time of the Acquisition Agreement, Douglas Forster, one of our Directors also served as a Director of Rubicon.

Under the terms of the Acquisition Agreement, in order to exercise the option and acquire a 100% interest in the Property, we were required to issue a total of 300,000 Common Shares and pay $250,000 to Rubicon. On May 7, 2006, we made the last payment to Rubicon and now own a 100% interest in the Property.

We or any of our nominees have a right of first refusal on the purchase, at market value, of any or all of the 300,000 Common Shares if Rubicon intends to sell them. There is an area of interest (AOI) in the Acquisition Agreement whereby additional claims staked by either Rubicon or us within 1.5 kilometres of the boundary of the Property will form part of the Acquisition Agreement. Subsequent to signing the Acquisition Agreement, we have acquired by staking an additional 80 claims covering 2,000 hectares surrounding the Property. Rubicon retains a right of first refusal on the purchase of Noranda Exploration Co. Ltd’s (“Noranda”) 1.5% net smelter return royalty (NSR) on the Property. Rubicon also retains an option to purchase the 0.5% NSR held by MFC Merchant Bank for $500,000.

Strategic/Consultant Agreements

We entered into a Strategic Alliance Agreement with Orogen Holding (BVI) Limited, a wholly owned subsidiary of Gold Fields Ltd. (“Gold Fields”), dated December 11, 2003 whereby we will have exclusive, reciprocal Rights of First Review of Data from mineral properties that either company wishes to sell, option or joint venture. In the case of Gold Fields, the exclusive Rights held by us to review project data on projects that Gold Fields decides to sell, option or joint venture applies to all Gold Fields projects except projects deemed to be of a strategic nature to their business. These reciprocal rights expire on December 11, 2006. As part of this agreement, Gold Fields also has the right to maintain their approximate 9.5% equity interest in us by pro-rata participation in future equity financings for a period of three years, expiring on December 11, 2006.

Pursuant to an agreement dated December 12, 2003, Endeavour Financial Ltd. (“Endeavour”) has agreed to act as an Advisor to us. The services to be provided to us will include assistance in project evaluation and acquisition and capital markets advice. The fees paid to Endeavour have been determined based on arm’s length negotiations and have been approved by the Board. Endeavour has provided financial advisory services to the mining and minerals industries for 15 years. They are a private, independent investment banking firm. Over the years, Endeavour has structured and arranged numerous project, acquisition and corporate financings, corporate mergers and acquisitions, mine acquisitions and divestitures.

Private Placements

On December 11, 2003, as part of the management reorganization, we announced a non-brokered private placement of up to 5,000,000 Common shares at a price of $0.25 per Share. On January 28, 2004, we closed the private placement, raising gross proceeds of $1,250,000. These shares were issued to residents outside of the United States pursuant to Regulation S of the 1933 Unites States Securities Act, as amended (the “1933 Act”) and to residents in the United States under Rule 506 of the 1933 Act.

Subsequently, on February 18, 2004, we announced a brokered $6,250,000 private placement financing with Haywood Securities Inc. acting as Agent. The private placement closed in May 2004 and consisted of 5,000,000 Units at $1.25 per Unit for gross proceeds of $6,250,000. Each Unit consists of one Common Share and one-half of one Common Share purchase warrant. One full warrant will allow the holder to purchase one Common Share at a price of $1.50 per Share until May 7, 2005. On May 7, 2005, all 2,500,000 warrants connected with the 5,000,000 Units expired without being exercised. We paid Haywood Securities Inc. a commission of 6% of the gross proceeds on the financing by the issuance of 300,000 Units. On May 7, 2005, all 150,000 warrants connected with the 300,000 Units expired without being exercised. The Agent also received Agent’s Warrants representing 5% of the financing. Each Agent’s Warrant is exercisable into one Common Share at $1.25 until May 7, 2005. On May 7, 2005, all 250,000 Agent’s Warrants expired without being exercised. All securities issued in connection with the private placement are subject to a minimum four-month hold period from closing. These shares were issued to residents outside of the United States pursuant to Regulation S of the 1933 Act and to residents in the United States under Rule 506 of the 1933 Act.

In September 2004, we closed a non-brokered private placement of 300,000 units at $1.25 per Unit for gross proceeds of $375,000. Each unit consists of one Common Share and one full Common Share purchase warrant. One warrant will allow the holder to purchase one Common Share until September 29, 2006 at a price of $1.50 per share. No commissions or finders fee was paid in conjunction with this financing. These shares were issued to the one person resident outside of the United States pursuant to Regulation S of the 1933 Act.

Disposition of Property

Prior to the management reorganization announced on December 11, 2003, we had purchased a 10% working interest in 103 mineral claims in the Dawson and Mayo mining districts in the Yukon for $50,000 from Thor Exploration Ltd. in 2001. During 2002, we purchased a further 20% interest in that property for $150,000. We subsequently sold this property back to Thor Exploration Ltd. for $1 in 2003 as it did not meet the new management’s criteria for a property of merit as it was relatively unexplored.

Business Overview

We are in the mineral exploration and development business. We are an exploration stage company and we have no revenues from operations. Currently, our sole property interest consists of our rights in the Point Leamington Property, including the additional 80 claims covering 2,000 hectares surrounding the Property. The Property is described in greater detail below at “-Description of the Point Leamington Property.” We will also focus on acquiring and developing global precious and base metal assets.

Through our 95.1% controlled subsidiary, Cybele Resources Inc. (“Cybele”), we have initiated a field program for locating major gold deposits based on new concepts developed by Dr. Richard Henley, our Chairman. From a field office in Townsville, Australia, Cybele uses digital database technology to identify and target major gold exploration properties. To date, Cybele has acquired one exploration license and two prospecting licenses in Vanuatu totaling 1,053 square kilometers and two prospecting licenses in the Solomon Islands totaling 430 square kilometers Additional licenses have also been applied for in Papua New Guinea and the Solomon Islands, and land access agreements are currently being negotiated on the acquired licenses.

An experienced geological team has been assembled by Cybele to conduct a phase one exploration program on the acquired licenses which will include prospecting, reconnaissance geological mapping, geophysics and rock and soil geochemistry. Under the direction of Dr. Henley, the Cybele exploration programs will be supervised by Rob Smillie, vice-president exploration, and Andrew Allibone, chief geologist. Pursuant to an asset purchase agreement between Cybele and Dr. Henley, Dr. Henley has been granted a 0.5% net smelter return royalty over production for properties that are generated from the digital database technology prior to November, 2005.

There is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of our properties is determined. An airborne geophysical survey, using a deep penetrating, electro-magnetic and magnetometer system to allow for extrapolation of the prospective stratigraphy and definition of additional exploration targets on the Property is planned. This survey, which would cover approximately 1,000 line kilometres at 100 metre line spacing, would cost approximately $125,000. Additional diamond drilling may be carried out upon completion and interpretation of the planned airborne survey to explore new geophysical targets and further expand the higher grade Zn-Au zones intersected in the 2004 Phase One drill program. Even if we complete our exploration program and are successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before knowing that we have a commercially viable mineral deposit or reserve.

Organizational Structure

TLC acquired 95% of Cybele on October 31, 2005. Cybele is a British Columbia company incorporated April 18, 2005. It was inactive from incorporation until October 31, 2005. Cybele acquired 100% of Cybele Resources (Australia) Pty. Ltd., (“Cybele Australia”) on March 28, 2005. Cybele Australia is an Australian company incorporated on November 28, 2005 and was inactive during the year.

Property, Plants and Equipment

Our administrative offices are located in leased premises at Suite 1101 - 700 West Hastings Street, Vancouver, British Columbia, V6C 1E5. We have no significant plant or equipment for our operations other than computer equipment, software, furniture and office equipment. Equipment used for exploration or drilling is rented or contracted as needed.

Our material leased facility and major mining property are summarized as follows:

Leased Facility

Our head office is located at Suite1101 - 700 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. This premise serves as our corporate head office suite and is the location for most of our employees. The office is leased at a rent of $3,092 per month. The lease term expires November 29, 2007.

Major Mining Property

We have acquired a 100% interest in the Point Leamington deposit and Mining Lease from Rubicon. The property is located 70 kilometres north-west of Gander in north-central Newfoundland. The property consists of a Mining Lease covering 263 hectares. We have an additional 80 claims covering 200 hectares surrounding the original Mining Lease.

We issued 300,000 Common Shares and paid $250,000 to Rubicon as follows:

	Shares	Cash
Upon regulatory approval (issued/paid)	150,000	$125,000
On or before May 7, 2005 (issued/paid)	75,000	50,000
On or before May 7, 2006 (issued/paid)	75,000	75,000
	300,000	$250,000

DESCRIPTION OF THE POINT LEAMINGTON PROPERTY

The disclosure in this section is based on a report entitled “Point Leamington Massive Sulphide Deposit Independent Technical Report” prepared by Callum Grant, P.Eng. and Gary Ciroux, P.Eng of HATCH Associates Ltd. of Suite 200 - 1550 Alberni Street, Vancouver, British Columbia, Canada, V6E 1A5.

Property Description and Location

The Point Leamington massive sulphide deposit (the “Property”) is located in north-central Newfoundland, Canada, approximately 70 kilometres northwest of Gander and 37 kms north of the town of Grand Falls. The Property sits in a low-lying swampy area accessible via an 8km logging road connecting to the Trans Canada Highway #1, or directly via helicopter from Gander, and is particularly well located with respect to access to tidewater.

Lake
590000 mE
595000 mE
600000 mE
605000 mE
610000 mE
5475000 mN
5470000 mN
5465000 mN
5460000 mN
5455000 mN
5450000 mN
5445000 mN
BADGER BAY
Wild
Bight
SEAL BAY
Middle Arm
King's Point
Springdale
Leading Tickles
South Brook
Badger
Grand Falls-Windsor
POINT
LEAMINGTON
PROPERTY
TLC
VENTURES
CORP.
9970M
Altius
Resources
Inc.
Kerry Lake
Little Lewis Lake
Big
Lewis
Lake
South Twin Lake
TLC
VENTURES
CORP.
MINING LEASE
136(2655)
Frozen Ocean Lake
New Bay
Pond
0
5
10 km
Scale 1:150,000
TLC VENTURES CORPORATION
POINT LEAMINGTON
PROPERTY
Tenure
Figure
2

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Property consists of a Mining Lease covering 263 hectares. Subsequent to signing the Acquisition Agreement, we have acquired by staking an additional 80 claims covering 2,000 hectares surrounding the Property. These new claims have not been surveyed however we have received confirmation from the Newfoundland Department of Mines that they have been accepted for filing and duly accepted. The topography around the Property is low-lying and swampy.

The climate is typical of the north-central region of Newfoundland with cold winters and heavy snowfalls throughout the winter months, and generally warm but variable summers. Precipitation falls mainly in winter, predominantly as snow or rain from December through March. The mean annual precipitation is 655 mm.

History

Noranda discovered the Property in 1971 as part of a regional program for massive sulphide deposits. Noranda completed two programs of diamond drilling on the property (17,896m in 70 holes), various geophysical programs, and two phases of metallurgical testwork.

In 1999/2000, Rubicon completed a first phase of three drill holes followed by an additional nine diamond drill holes, several of which were deepened from original Noranda holes. Rubicon’s principal target was an interpreted deep zone below the main footwall stringer zone in aphanitic felsic volcanics.

Noranda completed two Inferred Resource estimates, the first in 1975 totalling 12.5 million tonnes grading 1.9% Zn, 0.9g/T Au, 20.9g/T Ag, and 0.48% Cu. In 1978, additional drilling and a higher cutoff grade of 6% ZnEq were used to generate a higher-grade Inferred Resource as follows:

Zone	Tonnes	Zn, %	Cu, %	Au, g/T	Ag, g/T
Lower	1,490,566	7.34	0.43	2.25	54.7

(Zinc equivalent grades were based on recoveries of between 40% and 60% for Cu, Ag, and Au and metal prices of $0.40/lb, $8.40/oz, and $536/oz respectively).

To date, exploration activities have defined three areas of sulphide mineralization along a 500 m long, north-trending, structure separated into Hangingwall and Footwall Zones. The depth extent of the mineralization defined by drilling below surface elevation is approximately 360m, and widths are typically in the 3m-20m range with a maximum of 85m (true widths).

Geological Setting

The Point Leamington Deposit occurs within the Cambro-Ordivician, tectonic-stratigraphic Dunnage Zone of the Newfoundland Appalachians (Williams 1978). This zone consists primarily of ophiolites and thick sequences of volcanic, sub-volcanic rocks and their sedimentary equivalents of island arc-back arc affinity (Swinden et. al., 1990).

The Dunnage Zone can be divided into a number of belts, all of which are known to host Volcanogenic Massive Sulphide (VMS) deposits. Point Leamington can be classed as a VMS deposit. VMS deposits are defined as dominantly stratiform accumulations of semi-massive to massive sulphide hosted within stratigraphic successions in which volcanic rocks are the major constituent. These deposits typically occur in clusters and vary in size from less than a million tonnes to several tens of millions of tonnes, and are amenable to both open pit and underground mining.

VMS deposits are a major source of zinc and copper and often contain significant by-product credits in gold and silver. Prominent examples are the Westmin deposit on Vancouver Island, Kidd Creek deposit in Ontario and the

Buchans deposit in Newfoundland. Five main ore bodies were mined at Buchans between 1928 and 1984 producing a total of 16.2 million tonnes of ore grading 15.51% Zn, 7.56% Pb, 1.33% Cu, 1.37g/t Au, and 126g/t Ag.

At Point Leamington, mineralization has been defined along a near-surface zone along a 500m strike length and to depths of 360m. A large, low-grade geological inferred mineral resource of 12.5Mt and a higher-grade inferred mineral resource of 1.49Mt have been estimated from previous Noranda work.

The mineralization is composed of very fine-grained sphalerite (up to 80%); pyrite and minor marcasite (12%); some arsenopyrite (5%); chalcopyrite (2%); silver-bearing, lead sulpho-salts (<1%); cassiterite (<1%); and trace pyrrhotite, covellite, galena, chalcocite, tetrahedrite, stannite, jamesonite, covellite, and native copper.

Rubicon geologists identified an upper pyrite-rich zone and lower zinc-rich zone at Point Leamington (zoning of mineralogy is a characteristic feature of VMS deposits). The sulphides are typically fine-grained, with only occasional sections with coarser-grained mineralization (in the lower zone). Quartz is the most common gangue mineral associated with the massive sulphides.

Exploration

The following information taken from the Rubicon files is a summary of exploration on the Property:

Year	Exploration
1953	Original mapping of the area by Newmont Mining Corporation
1956	Mapping and prospecting by NALCO
1970s	Airborne geophysics by Phelps Dodge
1971-74	Reconnaissance silt sampling (Noranda) lead to discovery of the zone and an initial drill hole. Subsequently a total of 45 holes were completed by Noranda between 1971 and 1977
1984	Drilling (5 holes) and geophysics by Noranda
1986-88
Additional 4 holes by Noranda for metallurgical testwork, followed by a further 6 holes with one reported at 4.67% Zn and 1.68g/T Au (plus silver and weak Cu) over 11m. Late in this period, 8 other holes intersected weak mineralization

1997	Two additional holes by Noranda
1998-2000	Rubicon acquired the Property and completed 12 holes.

Drilling

Drilling by Noranda can be summarised as follows:

Year	Holes	Objective/Results	Metres
1971	1	Discovery Hole
1971-74	44	Testing sulphides along strike and to 550m in depth
1984	5	Testing MaxMin anomalies, plus deeper mineralization
1986	4	Metallurgical testwork
	6	Testing of zone along strike
1987-88	8	Weakly mineralised MS
1997	2	Minor pyrite
TOTAL	70		17,896

The Rubicon drill programs of 1998 thru 2000 were as follows:

Year	Holes	Objective/Results	Metres
1999-2000	3	Phase 1 to test deep zones below footwall rhyolite
	9	Phase 2 which intersected at least 4 horizons at depths of +450m hosting weakly mineralised, narrow sulphides
TOTAL	12		3,818

Significant intercepts from the Noranda and Rubicon deeper drilling are recorded as follows:

Drill Hole	Intercept (m)	Zn,%	Au, g/T	Ag, g/T	Cu,%
71-08	7.62	4.43	6.85	90.07	0.44
73-36	11.58	11.82	3.84	50.19	0.66
73-40	12.80	6.12	3.51	97.50	0.41
PL-67	21.72	5.59	1.99	34.42	0.69
PL-68	16.74	4.07	1.95	40.88	0.26

This latest drill program by Rubicon provided indications of extensions to the VMS mineralization compared to the earlier Noranda work.

“Main Zone” massive sulphide mineralization was encountered 275m to the south of the previous Noranda limit as demonstrated in Rubicon’s hole #PL-072 (8m grading 0.4% Zn, plus by-products in copper, and precious metals), and extensions to several of the earlier Noranda holes to depths of 300-500m encountered low-grade but interesting zinc, copper, and precious metals values in a felsic sequence containing at least four horizons interpreted by Rubicon to possibly point to a favourable pattern of “stacked zones”.

Exploration and Development

The delineated mineralization for the Property is classified as an Inferred Resource according to the following definition from National Instrument 43-101 of the British Columbia Securities Commission:

“An ’Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

The drill hole information shows reasonable geologic continuity for the massive sulphide domain with the zone apparent on all sections and level plans separated by a single cross fault. The uncertainty on down hole surveys, the wide spacing of drill hole data relative to the ranges of semivariograms, the lack of quality assurance/quality control data and the lack of measured specific gravities, however, all necessitate a classification of inferred for this resource.

Results of the resource estimation at various zinc cutoff grades can be tabulated as follows:

Cautionary Note to U.S Investors concerning estimates of Inferred Resources.

This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

U.S. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

CutOff %Zn	Tonnes > Cutoff (tonnes)	Grade > Cutoff
		Zn (%)	Cu (%)	Au (g/t)	Ag (g/t)
3.00	1,600,000	4.16	0.23	1.54	31.26
4.00	620,000	5.42	0.29	1.81	31.96

At current metal prices, a cutoff grade of 3-4% Zn is appropriate as a guide for assessing the scope for future production at Point Leamington although at this exploration stage significantly larger tonnages and/or higher grades will be required for any meaningful technical assessments.

The Property consists of a VMS massive sulphide zone of zinc-copper-gold-silver mineralization at the contact of mafic volcanics in the hangingwall and a rhyolitic dome sequence in the footwall. Mineralization is interpreted to have occurred in several stages of replacement and brecciation along a prominent north-south trending zone. A central Hangingwall Zone dipping at 70 degrees to the west has been investigated by drilling along a 500 m strike length and to depths of ~400 m with widths varying from 4m to 20m (maximum 85m). The mineralization responds with difficulty to standard flotation metallurgy as demonstrated from bench-scale test work completed by Noranda.

The latest drilling by Rubicon in 1999/2000 provided evidence of extensions of the Main Zone massive sulphide zone(s) to the south compared to the earlier Noranda work. In addition, deep drilling to depths of >350m encountered stringer-style of pyrite mineralization possibly representing a lower horizon with a favourable environment for massive sulphides deposition.

The overall dimensions of the mineralization, its location close to surface, good access close to tidewater, and promising exploration targets along strike and to depth, justify further consideration within our overall corporate exploration plan. Deeper mineralization below the main zone of sulphides would have to be of significantly higher grade than currently indicated (to support an underground operation), but remains a valid, although higher-risk exploration target.

A drill program is warranted to test the lateral and depth extents of the favourable massive sulphide zones at Point Leamington. Specific targets are:

•
Down-dip from Hole #72 which intercepted ~8m of low-grade mineralization in the massive sulphide horizon approximately 275m along strike beyond the main zone originally defined by Noranda in the 1970s and 1980s;

•	Extensions of the interpreted high-grade Zn-Au zone at depth
•	The deep footwall zone encountered by Rubicon in the 2000 drill program

Down-hole geophysics may also be useful to target zones for further drilling. Other recommended work would include further geological investigation interpretation of the high-grade zinc zone, and limited metallurgical investigations with the objective of improving processing characteristics of the mineralization.

Specific gravity measurements must be completed on a representative number of samples from various grade ranges to determine the relationship between grade and bulk density for all rock and mineralization types.

All future drill hole sampling should be completed with a full Quality Assurance/Quality Control program including the introduction of blank samples and representative standards into the assay stream at regular intervals. In addition, a representative number of random duplicates should be selected for re-assay at a second lab where the remaining pulps should be placed in new bags, given a random number supplied by us, and resubmitted to the primary lab. In this manner a representative number of assays can be completed in triplicate with checks available to both identify and quantify any laboratory bias and quantify sampling precision.

All drill holes should have down-hole surveys. A few older holes should also be re-surveyed for accuracy of the historical work, and holes twinned if required.

The additional work program recommended for the Property would therefore be as follows:

Work Program	Description
Down-Hole Geophysics		$150,000
Diamond Drilling, Phase 1	5,000m @ $60/metre, all-in cost	$300,000
Metallurgical Testwork	To investigate potential for improved recoveries	$ 50,000
General & Admin		$ 25,000
Contingency, 10%		$ 25,000
TOTAL ESTIMATE		$550,000

Additional drill expenditures may be required depending on results of the Phase One drilling listed above.

On December 3, 2004, we completed our Phase One drill program. The results set out below are based on management’s review of the data.

The Phase one drill program consisted of 2,402 metres of diamond core drilling in five holes and was designed to locate extensions of the known higher grade Zn-Au mineralization outside the current resource, both at depth and along strike, and to expand the recently discovered South Zone.

Drill hole PL04-077 was drilled along the projection of higher grade massive sulphide mineralization in the southern portion of the main deposit, beyond the lower edge of previously defined mineralization. This hole intersected 4.00 metres of massive sulphide grading 14.94% Zn, 4.93 g/T Au, 59.0 g/T Ag and 0.36% Cu (see Table 1). Additional drilling was targeted on a new sulphide zone, the South Zone, discovered in the final hole of a previous drill program in 2000 and located about 250 metres south of the known limit of the Point Leamington deposit. Drill Hole PL04-073 and PL04-074 targeted this zone down plunge to the north. PL04-073 intersected 3.9 metres of massive sulphide, grading 5.18% Zn, 1.65 g/T Au, 33.1 g/T Ag and 0.27% Cu (see Table 1) 110 metres from the previous intersection (PL-072 drilled in 2000 which returned 8.08 metres grading 0.44% Zn, 1.08 g/T Au, 0.66% Cu). This mineralization is interpreted to lie at the same stratigraphic horizon and likely represents a faulted offset of the Point Leamington deposit. The potential exists for additional mineralization between these two mineralized zones. Drill hole PL04-074 was intended to test the South Zone 75 metres down dip from PL04-073 but intersected a wide dyke at the target depth. As such, the South Zone remains untested below PL04-073 and PL-072.

Two drill holes PL04-075 and PL04-076, explored the entire thickness of prospective volcanic stratigraphy for additional mineralized horizons. Several lower grade intervals of stringer to semi-massive sulphide mineralization were intersected in this section, particularly within the footwall unit to the main deposit (see Table 1).

Table 1 - Drill Results - Point Leamington, 2004 Phase One Drill Program

Hole	From (m)	To (m)	Drilled Width (m)	True Width (calc.)	Zn%	Au g/T	Ag g/T	Cu%
PL04-073
South Zone	239.20	243.20	4.00	3.90	5.18	1.65	33.1	0.27
incl.	240.70	242.85	2.15	2.10	7.47	1.71	35.0	0.30
Or	237.17	243.20	6.03	5.88	3.91	1.14	25.0	0.21
PL04-074
Footwall	344.94	346.40	1.46	0.84	0.74	1.69	23.3	.03
PL04-075
	421.88	426.67	4.79	*n.p.o.	0.42	<.005	0.03	0.01
	548.44	550.25	1.79	1.29	0.45	0.12	2.6	0.02
PL04-076
	549.80	550.73	0.93	0.81	0.18	7.31	3.8	0.02
	574.70	575.75	1.05	*n.p.o.	0.21	0.47	1.1	0.01
	577.65	582.34	4.69	*n.p.o.	0.67	0.05	0.3	0.01
PL04-077
Main Zone	400.36	405.03	4.67	4.00	14.94	4.93	59.0	0.36
Footwall	409.40	412.40	3.00	1.93	0.85	0.19	3.1	0.04
	418.37	420.75	2.38	*n.p.o.	0.59	0.10	0.3	0.04
	433.80	436.29	1.49	1.14	0.64	0.32	0.7	0.03
	437.80	441.42	3.62	1.81	0.61	0.38	0.7	0.06
	466.08	468.39	2.31	1.63	1.50	0.20	0.4	0.07
*n.p.o. = no preferred orientation apparent, i.e. breccia or stockwork mineralization

Assaying was conducted on sawn, one-half, NQ-sized core sections and analyzed at Eastern Analytical Ltd., Springdale, Newfoundland. Gold was analyzed by fire assay-atomic absorption on a 30 gram sub-sample. Check analyses were done on all samples with greater than 1.0 g/T Au. Base metals and other elements were analyzed by aqua regia digestion and inductively coupled plasma-atomic emission spectroscopy (ICP-AES). Any of Zn, Cu, or Ag that reported greater than detection limits was re-assayed using atomic absorption. Duplicate and blank samples were included in each sample batch. A pulp from approximately every tenth sample was forwarded to Chemex Labs in North Vancouver, B.C. for check gold (fire assay-atomic absorption) and ICP (aqua regia digestion, and ICP-AES) analyses. The Phase One drill program was managed by Vancouver-based Equity Engineering Limited under the direction of Murray Jones, M.Sc. P.Geo. an independent and qualified person as defined by National Instrument 43-101.

Regional government mapping and lithogeochemical sampling has indicated that the Property’s host volcanic stratigraphy extends well beyond the vicinity of the deposit. However, exploration on the Property is hindered by a lack of outcrop exposure of the prospective volcanic rocks that host the massive sulphide mineralization. An airborne geophysical survey, using a deep penetrating, electro-magnetic and magnetometer system to allow for extrapolation of the prospective stratigraphy and definition of additional exploration targets on the Property is planned. This survey, which would cover approximately 1,000 line kilometres at 100 metre line spacing, would cost approximately $125,000. Additional diamond drilling may be carried out upon completion and interpretation of the planned airborne survey to explore new geophysical targets and further expand the higher grade Zn-Au zones intersected in the 2004 Phase One drill program.

Through our 95.1% controlled subsidiary, Cybele Resources Inc. (“Cybele”), we have initiated a field program for locating major gold deposits based on new concepts developed by Dr. Richard Henley, our Chairman. From a field office in Townsville, Australia, Cybele uses digital database technology to identify and target major gold exploration properties. To date, Cybele has acquired one exploration licence and two prospecting licences in Vanuatu totaling 1,053 square kilometres and two prospecting licences in the Solomon Islands totaling 430 square kilometres Additional licences have also been applied for in Papua New Guinea and the Solomon Islands, and land access agreements are currently being negotiated on the acquired licences.

An experienced geological team has been assembled by Cybele to conduct a phase one exploration program on the acquired licences which will include prospecting, reconnaissance geological mapping, geophysics and rock and soil geochemistry. Under the direction of Dr. Henley, the Cybele exploration programs will be supervised by Rob Smillie, vice-president exploration, and Andrew Allibone, chief geologist. Pursuant to an asset purchase agreement between Cybele and Dr. Henley, Dr. Henley has been granted a 0.5% net smelter return royalty over production for properties that are generated from the digital database technology.

NONE OF THE MINERAL PROPERTIES IN WHICH WE HOLD AN INTEREST IS KNOWN TO CONTAIN COMMERCIAL QUANTITIES OF MINERALS OR PRECIOUS GEMS. ALL EXPLORATION PROGRAMS PROPOSED FOR ANY MINERAL PROPERTIES IN WHICH WE HAVE AN INTEREST ARE EXPLORATORY IN NATURE.

Management reviews the carrying value, for accounting purposes, of mineral rights and deferred exploration costs as described in Item 5. Operating and Financial Review and Prospects.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of Operations

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with our financial statements included in Item 17 of this Form 20-F.

Our results of operations, presented in accordance with Canadian GAAP are summarized below:

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
REVENUE	$—	$—	$—
EXPENSES
Audit and accounting	$77,971	$32,605	$8,700
Amortization	18,186	10,605	—
Bank Charges	1,446	660	400
Foreign exchange	2,123	441	—
Consulting Fees	103,108	63,000	—
Insurance	43,645	19,015	—
Legal fees	80,779	110,827	14,349
Marketing	24,540	46,569	—
Office, Postage and Printing	35,915	43,145	—
Rent	47,603	34,375	23,550
Research and development	68,413	—	—
Salaries and Wages	344,035	274,624	—
Salaries and Wages - Stock Compensation	675,317	824,517	133,239
Shareholder Relations	11,166	7,563	16,362
Telephone and Utilities	12,862	10,632	—
Trade Shows	12,663	14,467	—
Transfer Agent, Regulatory Fees	23,234	23,644	9,512
Travel	75,304	157,989	4,400
TOTAL EXPENSES	$(1,658,310)	$(1,674,678)	$(210,512)
Gain on forgiveness of debt	—	—	139,408
Mineral properties written off	—	—	(241,520)
Property investigation	(290,693)	(102,098)	—
Interest Income	115,068	75,678	270
Non-controlling interest	(19,622)	—	—
LOSS FOR THE PERIOD	$(1,853,557)	$(1,701,098)	$(312,354)

Discussion of Operations and Financial Condition for the Year Ended December 31, 2005 and 2004

Our net loss for the year ended December 31, 2005 was $1,853,557 compared to $1,701,098 for 2004.

Components of our operating expenses are disclosed below.

Amortization

These expenses are attributable to amortization on our computer equipment and software, furniture and office equipment and leasehold improvements. We have a three year office lease that expires in November 2007 and the leasehold improvement costs are amortized over the three year life of the lease.

Audit and Accounting

Audit and accounting costs have generally increased due to increased corporate acquisition, evaluation and financing activities. We are a reporting issuer under the United States Securities Exchange Act of 1934 and we are required to prepare annual financial statements with U.S. GAAP reconciliation on an ongoing basis. Our financial statements comply with both U.S. GAAP and GAAS. As a result, accounting costs have increased.

Consulting Fees

We pay consulting fees to Endeavor Financial Corp. for services including, but not limited to, assistance in project evaluation and acquisition, as well as capital markets advice. The fee was increased to $10,000 per month in May. In addition, we used the services of an employment agency.

Insurance

Insurance costs include general office, equipment and director and officer liability insurance. In prior years there was little in the way of insurance coverage. Insurance costs increased in 2005 over 2004 since costs in 2005 were for a full twelve-month period while in 2004 insurance costs were only for a partial year.

Legal Fees

Legal fees are primarily attributable to our status as a publicly traded company in Canada. Legal costs have generally increased due to our increased corporate due diligence on acquisition and financing activity. During fiscal 2005, these costs were less than the comparable period in 2004 as we did not complete any additional acquisitions or financings.

Marketing

Marketing expenses include the production of marketing materials for presentations and the preparation of investor relations materials. We have directed our marketing expenses towards the investment community as part of our efforts to raise capital and also to increase our public profile.

Office, Postage and Printing

These costs generally include office, postage and printing costs associated with our leased premises.

Rent

Rent includes rent payable in connection with our head office in Vancouver, British Columbia. Rents increased in 2005 over 2004, in addition costs in 2005 were for a full twelve-month period while in 2004 it was only for a partial year.

Research and Development

We have allocated funds towards research and development of new and innovative exploration methods. As a result in November 2005 we invested $477,000 in Cybele Resources Inc. (“Cybele”) representing 95.08% of the issued and outstanding shares of Cybele. Cybele uses leading-edge digital database technology to identify and target major gold and copper exploration properties.

Salaries and Wages

Salaries and wages include salaries, wages and benefits payable to the previous President and CEO plus one employee and fees paid to the Chairman and Chief Financial Officer. Salaries and wages expenses increased in 2005 over 2004, as costs in 2005 were for a full twelve-month period while in 2004 it was only for a partial year. In addition, severance in the amount of $69,000 was paid to our former president and CEO in October 2005.

Salaries and Wages - Stock Compensation

Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method. Relevant vesting schedules and the assumptions used for the fair value calculation can be seen in the financial statements.

During the 2004 fiscal year, the we granted options to purchase up to 705,000 shares at exercise prices between $1.35 to $2.10 per share to our directors and officers. As at December 31, 2005, 655,000 of these options have vested. The total fair value of the options granted was calculated to be $1,094,939. Since options are granted under a vesting schedule, for the year $270,422 (2004 - $824,517) of fair value has been recorded in our accounts as salaries and wages - stock compensation expense.

During the 2005 year, we granted stock options of 915,000 to our directors and an employee. Each option entitles the holder to acquire one common share of the Company at exercise prices ranging from $1.00 to $1.20 per share, expiring March 4, 2010 to May 18, 2010. The total fair value of the options granted was calculated to be $444,008. As at December 31, 2005, 455,000 of these options were vested. Since options are granted under a vesting schedule, we recorded $636,605 in stock-based compensation expense in relation to these options during the 2005 year.

Shareholder Relations

Shareholder relation expenses include costs to communicate with shareholders including annual general meeting material and news release dissemination and regulatory filings.

Telephone and Utilities

Telephone expenses include both those in office premises and for cellular phones and portable communications devices used by our personnel.

Trade Shows

Trade show expenses are for trade shows that we attend for the purpose of increasing our public profile.

Transfer Agent, Regulatory Fees

Transfer agent and regulatory fees include fees payable to the transfer agent and fees payable to securities regulatory authorities as a required by a public company in Canada.

Travel

Travel expenses include both business travel and travel related to our pursuit of financing opportunities.

Property Investigation

These expenses include travel to review projects, the hiring of consultants to review property data and the review of legal documentation and regulatory requirements.

Interest Income

Interest income is attributable to interest earned on our liquid investments, including cash and cash equivalents. These funds are presently held in cash and cash equivalent investments pending expenditure on operations.

Net Loss

Net losses have generally increased in each period concurrent with increased expenses. We will continue to incur losses until such time as an acquisition results in positive earnings.

Discussion of Operations and Financial Conditions for the years ended December 31, 2003 and 2004

Total Expenses

Our total expenses have increased in each fiscal period due to the completion of a management reorganization at the end of 2003. Activities in 2004 included the completion of three private placements, the acquisition of the Property and the completion of a Phase One drill program at the Property. Total expenses continued to increase in 2004 as we recruited a Chairman, President and Chief Financial Officer and set up offices in Vancouver.

The components of our operating expenses are disclosed below.

Audit and accounting

Our audit and accounting costs have generally increased due to our increased corporate acquisition and financing activity.

Audit and accounting fees were$8,700 during 2003 as we implemented a management reorganization, initiated a financing and also required additional services for stock based compensation reconciliation. Audit and accounting fees for 2004 were $32,605. The increase in audit fees in 2004 was due to the three financings and the Property acquisition. The Company changed auditors during the year and has undertaken to produce financial statements that comply with both U.S. GAAP and GAAS. As such, we increased amounts for accruals for the 2004 audit. We anticipate that our accounting costs will increase as we complete the process of becoming a reporting issuer under the Securities Exchange Act of 1934 and are required to prepare our financial statements with U.S. GAAP reconciliation on an ongoing basis.

Amortization

Our amortization expenses are attributable to amortization on our computer equipment, furniture and office equipment and leasehold improvements.

We incurred no amortization costs during 2003 since we did not have any assets recorded during the two fiscal years. Our amortization expenses in 2004 of $10,605, reflects the purchase of computer equipment, desks and other general office equipment during the year. We entered into an office lease and incurred leasehold improvement costs that are amortized over the three year life of the lease.

Consulting Fees

Consulting fees for 2003 were $Nil due to minimal activity compared to $63,000 in 2004. This amount consist of consulting fees paid to Endeavor Financial Corp. for services including but not limited to assistance in project evaluation and acquisition, as well as capital markets advice.

We anticipate our consulting fees will increase as we evaluate potential acquisitions.

Insurance

Our insurance costs include general office insurance, equipment insurance and director and officer liability insurance.

Insurance costs during 2003 were $Nil since we did not have any insurance policies in effect during these fiscal years compared to $19,015 in 2004. In 2004, we implemented insurance policies to cover commercial liability as well as coverage for directors and officers.

Legal Fees

Legal fees are primarily attributable to legal fees incurred in connection with our acquisition of the Property, financings, contract preparation and our status as a publicly traded company in Canada.

Our legal costs have generally increased due to our increased corporate acquisition and financing activity. Legal costs for 2003 were $14,349 for general legal work. There was minimal activity during 2002. Higher legal fees in 2003 resulted from the start of our corporate reorganization. Legal fees in 2004 were $110,827 and reflected our increased activity that included filing documents with securities regulatory authorities, completing employment agreements and non-disclosure agreements and the preparation of contracts. We anticipate that our legal costs will increase as we complete the process of becoming a reporting issuer under the Securities Exchange Act of 1934.

Marketing

Marketing expenses include the production of marketing materials for presentations and the preparation of packages for investors. We have directed our marketing expenses towards the investment community as part of our efforts to raise capital and also to increase our public profile.

Our marketing expenses were $Nil in 2003 due to minimal activity compared to $46,569 in 2004 as we prepared materials in connection with the completion of our private placement financings and acquisition of the Property. We have expanded our marketing efforts during 2004 with the objective of increasing public awareness of us. Our objectives are to increase the brand recognition of our name. Accordingly, we anticipate that our marketing expenses will continue to increase during 2005.

Office, Postage and Printing

Our office, postage and printing costs generally include office, postage and printing costs associated with our leased premises. These costs include general office supplies, stationary and printing.

Our office, postage and printing costs for 2003 were $Nil due to minimal activity compared to $43,145 for 2004. Our office, postage and printing costs have increased during the last year as a result of our increased activity and the increased number of employees and consultants involved in our business.

Rent

Our rent includes rent payable in connection with our head office in Vancouver, British Columbia

Rent increased in 2004 compared to 2003 as we acquired our head office space for our operations. Rent in 2004 was $34,375 compared to $23,550 in 2003. Rents will continue to increase in 2005 over 2004, as costs in 2005 will be for a twelve-month period.

Salaries and Wages

Our salaries and wages expenses include salaries, wages and benefits payable to our President and one employee and fees paid to our Chairman and Chief Financial Officer.

Salaries and wages expense was $274,624 for 2004 as a result of the hiring of our President, Chairman, Chief Financial Officer and a full time employee to facilitate the reorganization and activities of the Company. These costs were $Nil in 2003 as we had little activity in both years. Salaries and wages expenses will continue to increase in 2005 over 2004, as costs in 2005 will be for a twelve-month period.

Salaries and Wages - Stock Compensation

Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

We have recorded stock-based compensation expense of $824,517 for 2004 compared to $133,239 for 2003.

During the 2004 fiscal year, we granted options to purchase up to 705,000 of our shares to our directors and officers. As at December 31, 2004, 491,740 of these options have vested. The total fair value of the options granted was calculated to be $1,094,934. Since the options were granted under a graded vesting schedule, $824,517 of the fair value has been recorded in our accounts as salaries and wages - stock compensation expense.

During the 2003 fiscal year, we granted stock options of 805,000 to directors and officers. We also granted stock options of 250,000 to a consultant. We recorded $101,665 of stock-based compensation expenses on options vested to our directors and officers and $31,574 of stock-based compensation expenses on options vested to our consultant for a total of $133,239 as salaries and wages - stock compensation expense.

Shareholder Relations

Shareholder relation expenses include costs of communications with our shareholders including annual general meeting material and news release dissemination and filing.

Shareholder relation expense was $7,563 for 2004. These expenses were $16,362 for 2003. The costs for 2004 are lower as we are allocating promotional material to marketing for improved monitoring of costs.

Telephone and Utilities

Our telephone expenses include telephone expenses associated with our office premises and telecommunication costs for cellular phones and Blackberry devices used by our personnel.

Our telephone expenses have increased to $10,632 in 2004 consistent with the expansion of our operations. Telephone expenses were $Nil in 2003 due to minimal activity.

Trade Shows

Our trade show expenses include expenses associated with trade shows attended by us for the purpose of increasing public awareness of us.

Trade show expenses in 2004 were attributable to our participation in the San Francisco Gold Show and attendance at conferences in London and Capetown. Trade show expenses for 2004 were $14,467 and $Nil for 2003 due to minimal activity.

Transfer Agent, Regulatory Fees

Our transfer agent and regulatory fees include fees payable to our transfer agent and fees payable to securities regulatory authorities as a result of us being a public company in Canada.

Our transfer agent and regulatory fee expenses have increased in each period consistent with our growth as a public company. In 2004, we completed three financings, the Property acquisition and entered into two escrow agreements, and our transfer agent and regulatory fees were $23,644 for 2004. These fees were $9,512 in 2003 and reflect our lower level of activity during the two years.

Travel

Travel expenses include business travel and travel related to our pursuit of financing and sending management and consultants for property investigation.

Our travel expenses were minimal in 2003. Travel expenses increased substantially in 2004 in connection with our pursuit of private placement financings, investor updates and review of potential business opportunities. Travel expenses for 2004 were $157,989. We anticipate that our travel expenses will continue to increase during 2005 as we review business opportunities and provide investor updates.

Gain on forgiveness of debt

As part of our management reorganization in 2003, we incurred a gain of $139,408 as a result of forgiveness of debt.

Mineral properties written off

During 2003, we wrote off mineral property costs of $241,520.

In prior years, we acquired a mineral lode property of 6 claims known as the HP group in Dawson Mining District, Yukon for $32,000 and a 30% working interest in 103 mineral claims in the Dawson and Mayo Mining Districts, Yukon for $200,000. In 2003, management wrote off these mineral claims.

Interest Income

Our interest income is attributable to interest earned on our liquid investments, including cash and cash equivalents.

Interest income increased substantially in 2004 over prior periods due to the cash balances from the significant private placement financings completed during 2004. Interest income for 2004 was $75,678 as a result of proceeds from private placement financings. These funds are presently held in cash and cash equivalent investments pending expenditure of these amounts on our operations.

Net Loss

Our net loss has increased in each period as our expenses have increased in each period. We anticipate that our net loss will increase through 2005 unless we complete an acquisition resulting in positive earnings for us.

Liquidity and Capital Resources

Our ability to conduct operations, including the acquisition, exploration and development of mineral properties, continues on our ability to raise funds, primarily from equity sources.

Working Capital

We had a working capital balance of $5,079,861 at December 31, 2005, compared with $6,317,240 at December 31, 2004. Our management believes the working capital balance is sufficient for at least the next 12 months.

In response to increased precious and base metal prices we plan to complete a review of the Point Leamington Property during 2006. In addition, we anticipate that we will spend approximately $970,000 during 2006 in general and administrative expenses pursuing our plan of operations. We will set additional costs for project evaluation as opportunities arise. We anticipate that we will be able to finance both our anticipated capital and operating expenses over the next twelve months using our current working capital.

Our financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and amounts due to related parties. Unless otherwise noted, we believe that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Cash and Cash Equivalents

We had cash of $5,045,242 at December 31, 2005 compared to $6,192,278 at December 31, 2004. The liquid portion of the working capital consists of cash and cash equivalents held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. Management of these securities is conducted in-house and is based on investment guidelines approved by the Board. These investments are in conservative money market instruments that bear and carry a low degree of risk. The objective of these investments is to preserve funds for future operations.

Cash Used in Operating Activities

Cash used in our operating activities continues to increase as we expand our operations. Cash used in operating activities was $1,050,029 for the year ended December 31, 2005. We anticipate that cash used in operating activities will be similar during 2006.

Cash Used in Investing Activities

We used $124,907 of cash in investing activities during the year ended December 31, 2005. Cash used in investing activities included the acquisition of $12,791 of property and equipment and $112,116 of mineral property costs in connection with the Point Leamington Property.

Cash Generated by Financing Activities
During the year ended December 31, 2005, a total of 102,500 stock options were exercised at $0.25 and $1.16 for cash proceeds of $27,900.

For the year ended December 31, 2005, we granted a total of 915,000 stock options, which are exercisable at prices ranging from $1.00 to $1.20 on or before dates ranging from March 7, 2010 to May 18, 2010. The stock option compensation expense was $675,317.

During the year ended December 31, 2005, 75,000 common shares were issued as payment in accordance with the letter agreement with Rubicon Minerals Corporation for acquisition of the Point Leamington property. The expense was charged to acquisition of the property and included in share capital. The costs were treated as a non-cash financing activity.

Research and Development, Patents and Licenses

We have allocated funds towards research and development of new and innovative exploration methods. As a result in November 2005 we invested $477,000 in Cybele Resources Inc. (“Cybele”) representing 95.08% of the issued and outstanding shares of Cybele. Cybele uses leading-edge digital database technology to identify and target major gold and copper exploration properties. As a result, Cybele has targeted and acquired claims as described above. We do not anticipate spending any material amounts on research and development in the next 12 months.

Trend Information

Other than the obligations under the Acquisition Agreement (as described in Item 4. Information on the Company - Business Overview and Item 5. Operating and Financial Review and Prospects - Tabular Disclosure of Contractual Obligations) there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity either increasing or decreasing at present or in the foreseeable future. We may require additional capital in the future to meet our acquisition payments and other obligations under property option agreements for those properties we consider worthy to incur continued holding and exploration costs upon. The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from our future business activities. We intend to utilize cash on hand in order to meet our obligations under property option agreements at least until December 31, 2006. It is unlikely that we will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, subsequent to December 31, 2005, we may need to raise additional capital by the issuance of equity. At this time, we have no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of filing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is our opinion that our own liquidity will be most affected by the results of our exploration activities. The discovery of an economic mineral deposit on one of our exploration concessions may have a favourable effect on our liquidity, and conversely, the failure to find one may have a negative effect.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table outlines our contractual obligations as of December 31, 2005:

Payment due by period
Contractual Obligations*	Total	Less than 1 year	1-3 Years	More than 5 years
Operating lease for office rent	$64,932	$34,012	$30,920	$Nil
Point Leamington Property	$125,000 and 150,000 Common Shares	$50,000 and 75,000 Common Shares	$75,000 and 75,000 Common Shares	$Nil
TOTAL	$189,932 and 150,000 Common Shares	$84,012 and 75,000 Common Shares	$105,920 and 75,000 Common Shares	$Nil

* A description of the written agreement pursuant to which these obligations arise is contained in Item 4. Information on the Company - Business overview.

Critical Accounting Policies

Our accounting policies are set out in Note 2 of the accompanying Financial Statements. There are three policies that, due to the nature of the mining business, are more significant to our financial results. These policies relate to the capitalization of mineral exploration expenditures, stock based compensation and the use of estimates.

Mineral Properties and Deferred Exploration Expenditures

Under Canadian GAAP, we deferred all costs relating to the acquisition and exploration of our exploration concessions. Any revenues received from exploration of these concessions are credited against the costs of the concession. When commercial production commences on any of our properties, any previously capitalized costs would be charged to operations using a unit-of-production method. We regularly review deferred exploration costs to assess their recoverability and when the carrying value of an exploration concession exceeds the estimated net recoverable amount, provision is made for impairment in value.

Management reviews the carrying value, for accounting purposes, of mineral rights and deferred exploration costs on at least a quarterly basis for evidence of impairment. This review is generally made with reference to the project economics, including the timing of the exploration work, work programs proposed, exploration results achieved by us and others in the related area of interest and any changes in the status of the property. When the results of this review indicate that a condition of impairment exists, we estimate the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and the likely proceeds to be received from the sale or assignment of rights. When the carrying values of mineral rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

When assessing for evidence of impairment, we also refer to the other factors relevant for companies in the extractive industries. These factors include unfavorable changes in the property (including disputes as to title), inability to access the site, environmental restrictions on exploration or development and political instability in the region in which the property is located. Furthermore, we conclude an event of impairment has occurred when any of the following conditions exist:

a.	our work program on a property has significantly changed such that previously-identified resource targets or work programs are no longer being pursued;

b.	exploration results are not promising and no more work is being planned in the foreseeable future; or

c.	remaining lease terms are insufficient to conduct necessary exploration work.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the calculation of the amount of impairment. We rely on our own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from the sale or assignment of the rights. The latter will often be indicated by offers that we or others have received for exploration rights in the same or similar geological area. In many cases, the identified condition of impairment will result in a determination that no further exploration activity be performed and the amount of the write-down is the entire carrying value of the interest.

Under U.S. GAAP, we expensed all costs relating to the exploration of our exploration concessions prior to the establishment of proven and probable reserves. After that point, these costs are capitalized as exploration costs. When commercial production commences on any of our properties, any previously capitalized costs would be charged to operations using the unit-of-production method.

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options at the date of the grant is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterpart performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

Management’s Estimates

Our financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions. Estimates are based on historical experience and on our future expectations that are believed to be reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material.

Recent U.S. Accounting Pronouncements

Please refer to Note 12e of the audited consolidated financial statements for the year ended December 31, 2005.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them. Each director’s term of office expires at the next annual general meeting of shareholders.

Name, Age and Position	Principal Occupation During the Past 5 Years	Service as a Director /Officer
EDWARD FARRAUTO, 49 CEO and Director	Director, Bayridge Capital Corp. (1997 to present); CFO, Sonic Environmental Solutions Inc. (2002 to present).	Since December 2003
DOUGLAS B. FORSTER, 47 Director

Director, Rubicon Minerals Corp. (1996 to 2005), Director, Radiant Communications Corp. (2000 to 2005), Director, Odyssey Resources Ltd. (2001 to 2004), and Director, Sonic Environmental Solutions Inc. (2002 to present). President, Quarry Capital Corp. (1994 to present).
Since December 2003
DR. RICHARD HENLEY, 59 Director and Chairman

Director, Epithermex International PTY (1988 to present); CEO, SRK Australia (1990 to 1999); Chair, Anutech Pty. (1999 to 2001); Chair, Shipbuilding Board, Department of Defence Australia (2001-2003); Chair, CSIRO CLW Commercialization Advisory Board (2001 to present)
Since December 2003
JOHN REYNOLDS, 64 Director

Leader of the Official Opposition for the Government of Canada, Official Opposition House Leader and Member of Parliament for the riding of the West Vancouver-Sunshine Coast-Sea to Sky Country since 1997 ??
Since March 2005

JEFFREY P. FRANZEN, 55 Director	President, Franzen Mineral Engineering Limited.	Since August 2004
BLAYNE JOHNSON, 48 Director	Businessman	Since May 2004
DAVID TOYODA, 37 Corporate Secretary	Associate Counsel, Boughton Law Corporation (2005 to present); Partner, Catalyst Corporate Finance Lawyers (1999 to 2005).	Since December 2003

The business background and principal occupations of our officers, directors, and senior management for the preceding five years are as follows:

Douglas B. Forster (Age 47)

Mr. Forster has been associated with the mineral exploration and mine development industry for the past 25 years. He holds a B.Sc. (1981) in Geology and a M.Sc. (1984) in Economic Geology from the University of British Columbia. Mr. Forster has extensive experience and a proven track record in resource project development and venture capital finance. He has been a founder, senior executive and/or director of ten publicly traded companies listed on the TSX Venture Exchange, TSX Exchange or NASDAQ. Mr. Forster is currently a director of Sonic Environmental Solutions Inc. (2002 to present). Since 1994, Mr. Forster has been President of Quarry Capital Corporation where he assists companies in matters pertaining to corporate development and finance. Mr. Forster devotes approximately 50% of his time on our business. He is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Dr. Richard Henley (Age 59)

For nearly 30 years, Dr. Richard Henley has been acknowledged internationally as a leader in the fields of mineral deposit exploration and research, through major contributions to knowledge of the origin of each of the dominant styles of gold and porphyry mineralization, and their exploration. As a minerals consultant he is credited with involvement in a number of major gold discoveries including the world’s largest on Lihir Island in Papua New Guinea (PNG), which contains in excess of 40 million ounces of gold. Dr. Henley is the recipient of numerous awards including the Thayer Lindsley Award of the Society of Economic Geologists (1995) and a Fulbright Scholarship in 1983. He obtained his PhD. in 1971 from the University of Manchester, and, following appointments in New Zealand and Newfoundland, moved to Australia in 1986 as Chief Scientist in the Bureau of Mineral Resources for the Commonwealth Government. In 1990, Dr. Henley founded and was Managing Director of Etheridge and Henley, later EHW, which became the largest geosciences consulting organization in Australia, and one of its fastest growing private companies. He then led the international merger of EHW to become Steffen Robertson and Kirsten (Australasia) Pty Ltd. and subsequent company acquisitions. Dr. Henley has been frequently invited as a keynote speaker at industry and science forums all over the world. He is a Fellow of the Australian Institute of Company Directors, and he has advised major organizations on corporate governance, business management, risk and commercialization strategies. He devotes approximately 20% of his time on our business.

John Reynolds (Age 64)

Mr. Reynolds has served as the Member of Parliament for West-Vancouver-Sunshine Coast since June 1997. Since his election, he has served in the “shadow cabinet” of the Official Opposition as the Critic for Fisheries and Oceans, and one year as the Justice Critic and Chief Opposition Whip. After his re-election in 2000, Mr. Reynolds was appointed Official Opposition House Leader and then, in December of the same year, he was elected Leader of the Opposition in the House of Commons by the Canadian Alliance Caucus. He served in that position until Stephen Harper was elected to Parliament and assumed the role of Leader of the Opposition. Shortly after, he was again appointed to the position of Official Opposition House Leader until resigning the post in early 2004 to serve as the Co-Chairman of Stephen Harper’s leadership campaign for the Conservative Party of Canada. Prior to his election in 1997, Mr. Reynolds was a member of the federal Progressive Conservative Party caucus, worked in the private sector, and served as Speaker of the Legislative Assembly and as Minister of Environment for British Columbia.

Jeffrey P. Franzen (Age 55)

Mr. Franzen has over thirty years experience in mineral exploration, mine development and operations, and he is a registered professional engineer in the Province of British Columbia. He holds a B.Sc., (Honours Geology) from the University of British Columbia and a M.Sc. (Structural Geology) from Carleton University. In addition to his open pit and underground operations expertise, Mr. Franzen has been associated with five development-stage mining projects that were subsequently sold to third parties including: North American Metals Corp. (1986-1988), Continental Gold Corp. (1988- 1990), El Condor Resources Limited (1990-1992), Francisco Gold Corp. (1997) and Mar-West Resources Ltd. (1998). Mr. Franzen is President of Franzen Mineral Engineering Limited, an independent mining consultancy.

Edward Farrauto (Age 49)

Mr. Farrauto has 17 years of experience as a senior financial officer in private and public companies. His experience encompasses financial and regulatory compliance and public company management. Mr. Farrauto has been directly responsible for overseeing private placement financings, prospectus filings, reverse takeovers and merger and acquisition transactions. He has extensive experience with U.S. filings including SEC clearance and reporting issuers. Mr. Farrauto devotes approximately 30% of his time on our business.

Blayne Johnson (Age 48)

Mr. Blayne Johnson has been involved in the investment community for the past 18 years. After leaving Midland Walwyn Securities where he was a broker, Mr Johnson held the position of Vice President, First Marathon Securities Inc. where he was involved in structuring equity and debt financings as well as mergers and acquisitions. Mr. Johnson also advised institutional clients on investments and was directly involved in over $500 million of financing for public companies listed on the Vancouver and Toronto Stock Exchanges. Since 1996, Mr Johnson has managed his own investment and real estate portfolio and has been an active angel investor focusing on small cap companies in the technology, mining and industrial sectors. He devotes approximately 50% of his time on our business.

David Toyoda (Age 37)

Mr. Toyoda is an Associate Counsel at Boughton Law Corporation and was a Partner in the law firm of Catalyst Corporate Finance Lawyers. He completed his law and commerce degrees at the University of British Columbia in 1992, and was called to the British Columbia Bar in 1993. Mr. Toyoda is also involved in coordinating corporate governance courses for Simon Fraser University and the TSX Venture Exchange.

Compensation

Our directors do not receive any cash compensation for services rendered in their capacity as our directors but instead are issued stock based compensation in the form of options. Certain information about compensation paid to our senior executive officers during the past three fiscal years is set out in the following table:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Position of Principal	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs(1) granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)	All Other Compen- sation (#)
Edward Farrauto, Chief Executive Officer and Director	2005 2004 2003	60,000 67,642 0	0 0 0	N/A N/A 0	Nil Nil 400,000(5)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Dr. Sally L. Eyre Former Chief Executive Officer and Director(6)	2005 2004 2003	180,714 105,000 N/A	0 0 N/A	N/A 50,000(3) N/A	Nil 500,000(4) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:
(1)
“SAR” or “stock appreciation right” means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company. No SARs have been issued by the Company.

(2)
“LTIP” or “long term incentive plan” means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)	This was paid for relocation expenses.
(4)	Of these options, 300,000 are exercisable at a price of $2.10 each until August 30, 2006 and 200,000 are exercisable at a price of $1.80 each until August 30, 2006.
(5)	Of these options, 400,000 are exercisable at a price of $0.25 each until December 11, 2008.
(6)	Dr. Eyre resigned as the Chief Executive Officer in October 2005 and ceased to be a director in May 2006.

Pension Plans

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

Board Practices

Each of the directors continues to serve until the next annual general meeting unless his or her office is vacated earlier in accordance with our Articles or the provisions of the Business Corporations Act (British Columbia). Our next annual general meeting of shareholders will be held in May 2005. Our officers are elected by the board and serve at the board’s pleasure. We have not entered into service contracts with any of our directors. The Audit Committee, comprised of Mr. Forster, Mr. Franzen and Dr. Henley, meets once per quarter. The Audit Committee also meets periodically with management and the independent auditors to review financial reporting and control matters. The Audit Committee is responsible for reviewing with the independent auditors all of our financial statements to be submitted to the annual general meeting of our shareholders, prior to their consideration by the Board of Directors. The directors have also established a Compensation Committee comprised of Mr. Johnson, Mr. Forster and Mr. Franzen. This committee meets periodically and is responsible for ensuring the compensation levels and incentives are appropriate and makes recommendations to the board.

The Corporate Governance Committee is comprised of Dr. Henley, Mr. Forster and Mr. Reynolds and meets periodically. It is responsible for overseeing the strategic planning process and identification of risk, reviewing the internal controls and monitoring the effectiveness of the board.

We have entered into indemnity agreements with each of our Directors. Pursuant to these agreements, we will indemnify the Director against all costs incurred by the Director in any action, proceeding, environmental claim or investigation which arises from the Director acting in his or her capacity as a director. We will only indemnify the Director if the Director acted honestly and in good faith and, in the case of a criminal or administrative action, only if the Director had reasonable grounds to believe that the conduct was lawful.

Employees

As of December 31, 2005, we had one full-time employee located in the Vancouver office. None of the employees are unionized.

Share Ownership

The following table shows the beneficial ownership of directors and senior management as of May 31, 2006.

Name and Title	Share Ownership (1)	% Share Ownership (2)
Edward Farrauto Chief Executive Officer, Chief Financial Officer and Director	834,700	4.24
Douglas B. Forster Director	2,350,232	11.93%
Dr. Richard Henley Director	550,000	2.79%
Jeffrey P. Franzen Director	1,100,000	5.58%
John Reynolds Director	300,000	1.52%
Blayne Johnson Director	2,400,233	12.18%
David Toyoda Secretary	20,000	**
All Directors and Senior Management as a group	7,255,165	36.24%

** Less than one percent

Notes:
(1)     As of May 31, 2006, including options described in the table below as well as all warrants to purchase Common Shares.

(2)     Calculated based on a total of 19,706,501 Common Shares issued and outstanding as of May 31, 2006 and on the basis whereby only the options and warrants as held by the individual are added to the issued and outstanding number of shares thereby showing no effect to other possible anti-dilutive factors.

Stock Options

At our annual general meeting held on May 26, 2004, the shareholders adopted our Stock Option Plan (the “Stock Option Plan”). The effective date of the Stock Option Plan is April 29, 2004 being the date the Board approved the Stock Option Plan, and it will terminate on April 29, 2014. The following is a summary of the Stock Option Plan.

The maximum number of Common Shares reserved for issuance under the Stock Option Plan is 3,600,000 Common Shares. The Stock Option Plan will be administered by the Compensation Committee of our Board consisting of not less than two of its members. The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of us or a subsidiary of ours. The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Common Shares at the time the option is granted. Options under the Stock Option Plan will be granted for a term not to exceed five years from the date of their grant, provided that if we are then a “Tier 1” company listed on the Exchange, the term of the option will be not more than 10 years. Options granted under the Stock Option Plan will be subject to such vesting schedule the Compensation Committee may determine. In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule. Options are non-assignable and non-transferable, provided that they will be exercisable by an optionee’s legal heirs, personal representatives or guardians for up to six months following the death or termination of an optionee due to disability, or up to six months following the death of an employee if the employee dies within six months of termination due to disability. All such options will continue to vest in accordance with their original vesting schedule.

The following options were outstanding as at May 31, 2006:

Name	Position with Us	Number of Common Shares under Option	Exercise Price	Expiry Date
Edward Farrauto	Chief Executive Officer, Chief Financial Officer and Director	400,000	$0.25	Dec. 11/08
Douglas B. Forster	Director	200,000 100,000	$0.25 $1.00	Dec. 11/08 May 18/10
Dr. Richard Henley	Chairman and Director	200,000 100,000	$0.25 $1.00	Dec. 11/08 May 18/10
Jeffrey P. Franzen	Director	200,000 100,000	$1.35 $1.00	Aug. 29/09 May 18/10
David Toyoda	Corporate Secretary	5,000 5,000 10,000	$0.25 $2.00 $1.00	Dec. 11/08 Apr. 29/09 May 18/10
John Reynolds	Director	200,000 100,000	$1.20 $1.00	Mar 4/10 May 18/10
Blayne Johnson	Director	300,000	$1.00	May 18/10
Consultants		150,000	$0.25	Dec. 11/08

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth, as at May 31, 2006, certain information with respect to the beneficial ownership of our Common Shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Common Shares, including options and warrants. Unless otherwise indicated by footnote, we believe that the beneficial owners of the Common Shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such Common Shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. We are not aware of any significant change in the percentage ownership held by any of these greater-than-5% shareholders during the past three years. The shareholders below have identical voting rights to the other shareholders.

Identity of Holder	Number of Common Shares	Percentage of Beneficially Owned
Douglas B. Forster	2,350,2323	11.9%
Blayne Johnson	2,400,233	12.2
Orogen Holdings (BVI) Limited	1,775,000	9.10

United States Shareholders

As of June 1, 2006, we had 47 registered shareholders with addresses in the United States representing 23.98% of the then issued and outstanding shares. In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

No Change in Control Arrangements

We are not aware of any arrangements, the operation of which may result in a change of our control.

Related Party Transactions

None of our directors or senior officers, and no associates or affiliates of any of them is or has been materially indebted to us at any time. None of our experts or counsel was employed on a contingent basis or owns any shares which is material to such person.

As described above in “Item 4. History and Development of the Company,” in 2004 we entered into the Acquisition Agreement with Rubicon, pursuant to which we acquired the Property.

Pursuant to an Escrow Agreement dated the 10th day of December, 2003 between us, Computershare Investor Services Inc., Douglas B. Forster and Blayne Johnson, 4,800,465 Common Shares held by Messrs. Forster and Johnson are subject to escrow restriction. Pursuant to a second escrow agreement between us, Pacific Corporate Trust Company, Edward Farrauto and Dr. Richard Henley, 690,000 Common Shares held by Messrs. Farrauto and Henley are subject to escrow restriction. Subject to the terms of the escrow agreements, the escrow shares are subject to release over three years commencing from May 7, 2004 (the “Notice Date”). As of May 31, 2006, 3,842,350 shares have been released from escrow and the remaining 1,647,115 shares are scheduled for release as follows:

Release Dates	% of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
October 7 2006	15%	823,576
May 7, 2007	15%	823,539

ITEM 8.  FINANCIAL INFORMATION

Financial Statements

Our audited financial statements for each of the years in the three-year period ended December 31, 2003, 2004 and 2005 including our balance sheets, the statements of operations, of shareholders’ equity and of cash flows and the notes to those statements and the auditors’ report thereon, are included in this Form 20-F.

Dividend Policy

Payment of dividends on our shares is within the discretion of our Board and will depend upon our future earnings, our capital requirements and financial condition, and other relevant factors. We do not currently intend to declare any dividends for the foreseeable future.

Significant Changes

There have been no significant changes to our business since December 31, 2005 except as disclosed herein.

ITEM 9.  THE OFFER AND LISTING

Price History

Our common shares have been listed and posted for trading on the TSX Venture Exchange (symbol: TLV) since October 5, 1994. Since then, the high-low stock range has been between $0.04 and $2.75. From January 1, 2005 to

December 31, 2005, the high-low stock range has been between $1.75 and $0.75. The closing price of our common shares on December 31, 2005 was $1.30. Currently, our Common Shares are not listed or traded on an exchange or stock market in the United States.

The annual high-low ranges for our common shares on the TSX Venture Exchange since 2001 are set out below.

Year	High	Low
2005	$1.75	$1.05
2004	$2.75	$0.75
2003	$1.26	$0.04
2002	$0.15	$0.05
2001	$0.23	$0.06

The quarterly high-low ranges for our common shares on the TSX Venture Exchange for the past two fiscal years and for the first quarter of fiscal 2006 are set out below.

Year	High	Low
2006
1st Quarter	$1.75	$1.05
2005
4th Quarter	$1.50	$1.05
3rd Quarter	$1.75	$0.81
2nd Quarter	$1.25	$0.75
1st Quarter	$1.25	$0.86
2004
4th Quarter	$1.10	$0.75
3rd Quarter	$1.80	$1.05
2nd Quarter	$2.75	$1.50
1st Quarter	$2.40	$1.15

The monthly high-low ranges for our Common Shares on the TSX Venture Exchange since December 2005 are set out below.

Month	High	Low
December 2005	$1.30	$1.10
January 2006	$1.75	$1.35
February 2006	$1.40	$1.20
March 2006	$1.35	$1.05
April 2006	$1.48	$1.17
May 2006	$1.40	$1.14

At May 31, 2006, we had 19,706,501 Common Shares issued and outstanding and held by an estimated 201 owners of record.

ITEM 10.  ADDITIONAL INFORMATION

Notice of Articles and Articles of Association

Our Notice of Articles and Articles of Incorporation were filed with the Ministry of Finance and Corporate Relations, Registrar of Companies in the Province of British Columbia, Canada on January 15, 1969 under the name Mark V. Mines Ltd. (N.P.L.) with the Certificate of Incorporation No. 84,103. We were incorporated to conduct all lawful business pursuant to the laws of British Columbia and our Certificate of Incorporation and Articles do not describe a business object or purpose.

On August 12, 2004, we amended our articles to comply with the new Business Corporations Act (British Columbia) and our Memorandum was replaced by the Notice of Articles.

The Articles may be amended by a special resolution of the shareholders approved by not less than 66.66% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia.

As at December 31, 2005 our authorized and issued capital was as follows:

Authorized:	unlimited number of common shares without par value

Issued:	19,631,501 common shares, of which 1,647,115 are held in escrow

Common Shares

All issued and outstanding Common Shares are fully paid and non-assessable. Each holder of record of Common Shares is entitled to one vote for each Common Share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of Common Shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the board of directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the Common Shares. In the event of our liquidation, dissolution, or winding up, the holders of Common Shares are entitled to participate in our assets available for distribution after satisfaction of the claims of creditors. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and our Notice of Articles and articles do not contain any additional provisions which are more stringent than those permitted in the Business Corporations Act (British Columbia). Generally, such variations require a special resolution of the shareholders approved by not less than 66.66% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia.

The Business Corporations Act (British Columbia) does not impose any limitations on the rights to own our securities.

There are no provisions in our Notice of Articles or articles that would have an effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

There are no provisions in our Articles governing the ownership threshold above which shareholder ownership must be disclosed. However, the Securities Act (British Columbia) requires such disclosure by a shareholder holding more than 10% of our issued voting securities.

Powers and Duties of Directors

The directors shall manage or supervise the management of our affairs and business and shall have authority to exercise all such powers that are not required to be exercised by our shareholders in a general meeting.

Questions to be determined at a directors meeting shall be determined by a majority vote. The Chairman has no additional power for voting, and directors are not required to hold our shares.

A director’s term of office expires immediately prior to the next annual general meeting. In general, a director who is, in any way, directly interested in an existing or proposed contract or transaction with us, whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Generally, such director shall not vote in respect of any such contract or transaction and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum presented at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on our behalf (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligation; or (c) mortgage, charge or give other security on the whole or any part of our property and assets.

Shareholders

An annual general meeting shall be held once in every calendar year and within 15 months of the last annual general meeting at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two members or two proxyholders representing members, or a combination thereof, holding not less then 5% of the issued and outstanding shares entitled to be voted at the meeting. We believe there is no limitation imposed by the laws of British Columbia or by the Notice of Articles or Articles on the right of a non-resident to hold or vote the Common Shares.

Material Contracts

We have entered into the following material contracts during the past two fiscal years:

1.	Option Agreement between us and Rubicon dated February 16, 2004 described above. See Item 4. Information on Us - Acquisition of Point Leamington Property.

2.	Agreement between us and Endeavour dated December 12, 2003 described above. See Item 4. Information on Us- Strategic Consulting Agreements.

3.	Agreement between us and Orogen Holding (BVI) Limited dated December 11, 2003 described above. See Item 4. Information on Us- Strategic Consulting Agreements.

4.
Escrow Agreement among us, Computershare Investor Services Inc., Douglas Forster and Blayne Johnson dated December 10, 2003 described above. See Item 7. Major Shareholders and Related Party Trasactions - Related Party Transactions.

5.
Escrow Agreement among us, Pacific Corporate Trust Company, Edward Farrauto and Dr. Richard Henley dated May 7, 2004 described above. See Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.

6.
Stock Option Agreements dated December 11, 2003 between us and each of Edward Farrauto, Douglas B. Forster, Dr. Richard Henley, David Toyoda, and Endeavour Financial Corp. See item 6. Directors, Senior Management and Employees - Stock Options described above.

7.	Jeffrey P. Franzen’s Stock Options dated September 29, 2004. See item 6. Directors, Senior Management and Employees - Stock Options described above.

8.	David Toyoda’s Stock Options dated April 29, 2004. See item 6. Directors, Senior Management and Employees - Stock Options described above.

9.	John Reynolds’ Stock Options dated March 4, 2005. See item 6. Directors, Senior Management and Employees - Stock Options described above.

10.
Indemnity Agreements dated December 10, 2003 and March 15, 2004 between us and each of:, Edward Farrauto, Douglas B. Forster, David Toyoda and Dr. Richard Henley pursuant to which we agree to indemnity them against liability incurred while acting as our director or officer described above.

11.	Indemnity Agreement dated September 29, 2004 between us and Jeffrey P. Franzen pursuant to which we agree to indemnify him against liability incurred while acting as our director described above.

12.	Indemnity Agreement dated March 7, 2005 between us and John Reynolds pursuant to which we agree to indemnify him against liability incurred while acting as our director described above.

13.
Stock Option Agreements dated May 18, 2005 between us and each of Dr. Richard Henley, Douglas B. Forster, Jeffrey B Franzen, John Reynolds and Blayne Johnson. See item 6. Directors, Senior Management and Employees-Stock Options described above.

14.	Asset Purchase Agreement between us and Dr. Richard Henley dated November 2005. See item 4. Information on Us - Business Overview.

Exchange Controls

We do not believe there are any decrees or regulations under the laws of British Columbia or Canada applicable to us restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our Common Shares, other than for the withholding of taxes. There are no restrictions under our Notice of Articles or Articles that limits the right of non-resident owners to hold or vote our Common Shares or to receive dividends thereon. We are organized under the laws of British Columbia. There is uncertainty as to whether the Courts of British Columbia would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in British Columbia Courts against us or such persons predicated upon the federal securities laws of the United States.

There is no limitation imposed by the laws of Canada or our Notice of Articles or Articles on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Act (Canada) (the “Investment Act”). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the Common Shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 2000 was any amount in excess of $192 million. A non-Canadian would acquire our control for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of one third or more, but less than a majority of the Common Shares would be presumed to be an acquisition of our control unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the Common Shares.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including: (a) an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of our control in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of our control by reason of an amalgamation, merger consolidation or corporate reorganization following which our ultimate direct or indirect control in fact, through the ownership of the Common Shares, remained unchanged.

Currently 100% of our operations are in Canadian dollars.

Canadian Federal Income Tax Consequences

The following is a summary of the material Canadian federal income tax considerations, as of the date hereof, generally applicable to security holders who deal at arm’s length with us, who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held Common Shares, to whom such Common Shares are capital property, and to whom such

Common Shares are not “taxable Canadian property” (as defined in the Canadian Tax Act). This summary does not apply to a non-resident insurer.

Generally, Common Shares will be considered to be capital property to a holder thereof provided that the holder does not use such Common Shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold Common Shares as capital property for the purposes of the Canadian Tax Act.

This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (1980) (the “Tax Treaty”) and current published administrative practices of the Canada Customs and Revenue Agency. This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all.

Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, THIS SUMMARY IS OF A GENERAL NATURE ONLY. THEREFORE, SECURITY HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Generally, Common Shares will not be “taxable Canadian property” at a particular time provided that such Common Shares are listed on a prescribed stock exchange (which proposed legislation includes the TSX Venture Exchange), the holder does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm’s length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of our capital stock at any time within sixty months preceding the particular time.

Generally, a holder of Common Shares that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

Dividends paid or deemed to be paid on Common Shares are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Tax Treaty, the rate is reduced to 5% in respect of dividends paid to a company that is the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty and that owns at least 10% of our voting stock. In all other cases, the rate is reduced to 15% in respect of dividends paid to the beneficial owner thereof that is resident in the United States for purposes of the Tax Treaty.

United States Federal Income Tax Consequences

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold Common Shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares are urged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares.

U.S. Holders

As used herein, a “U.S. Holder” is a holder of Common Shares who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company

U.S. Holders, who do not fall under any of the provisions contained within the “Other Considerations for U.S. Holders” section, and receiving dividend distributions (including constructive dividends) with respect to Common Shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that our distributions exceed current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of us. Because we expect that we will be classified as a “passive foreign investment company” as described below, this deduction will not be available to a U.S. Holder which is a corporation.

Foreign Tax Credit

A U.S. Holder, who does not fall under any of the provisions contained within the “Other Considerations for U.S. Holders” section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source taxable income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic (U.S.) sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as

“passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by us will generally constitute foreign source “passive income” or, in the case of U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares are urged to consult their own tax advisors regarding their individual circumstances.

Disposition of our Common Shares

A U.S. Holder, who does not fall under any of the provisions contained within the “Other Considerations for U.S. Holders” section, and will recognize gain or loss upon the sale of Common Shares of equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder’s tax basis in the Common Shares. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless we were to become a controlled foreign corporation. For the effect on us becoming a controlled corporation, see “Controlled Foreign Company Status” below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first year) or more of our gross income for such year was derived from certain passive sources (e.g., from interest, dividends and certain rents), we would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold Common Shares would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. shareholders, the corporation could be treated as a passive foreign investment corporation (“PFIC”). Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes but is not limited to interest, dividends and certain rents and royalties or (ii) at least 50% of our assets held during the year produce or are held for the production of passive income. The 50% test is based upon the value of our assets (or, the adjusted tax basis of our assets, if we are not publicly traded and are a controlled foreign corporation or makes an election). We believe that we have been a PFIC for each fiscal year since our incorporation, and expect to be characterized as a PFIC this fiscal year.

A U.S. Holder who holds stock in a PFIC is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat us as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as non-deductible “personal interest.”

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if we are a controlled foreign corporation (“CFC”), the Holder’s pro rata share of the corporation’s earnings and profits. (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain “excess distributions”, as specially defined, by us.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then we will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e. it is made after the first year during which we are a PFIC and the U.S. Holder holds our shares) (a “Non-Pedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders are urged to consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the Common Shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Common Shares are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in us.

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder’s adjusted basis in the stock is included in the Holder’s income. The Holder may deduct the lesser of any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year, or the “unreversed inclusions” with respect to the PFIC stock (the net mark-to-market gains on the stock that the Holder included in income in prior tax years).

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a Controlled Foreign Company (“CFC”) (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC’s income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Company Status

If more than 50% of the voting power of all classes of stock or the total value of our stock is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of our stock, we would be treated as a CFC under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of us and our earnings invested in “U.S. property” (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares by such a 10% U.S. Holder of us at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above). The exception only applies to that portion of a U.S. Holder’s holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in us as if those shares had been sold.

Documents on Display

Any documents referred to in this Annual Report on Form 20-F may be inspected at our principal office located at
Suite1101 - 700 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5 during normal business hours.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our operations do not employ complex financial instruments or derivatives, and we believe that we do not have significant or unusual financial market risks. In the event we experience substantial growth in the future, our business and results of operations may be materially affected by changes in interest rates on new debt financings, and certain other credit risks associated with our operations.

We anticipate that our primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if we are required to use different currencies for various aspects of our operations. At present, our functional currency is the Canadian dollar. Based on our overall exchange rate risk as at December 31, 2005, we believe that a ten percent change in exchange rates would not have a material adverse effect on our financial position, results of operations, or changes in financial position. We intend to monitor our exchange rate risk and take reasonable steps to reduce our exposure. We do not intend to purchase or sell derivative instruments for speculative purposes.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.  CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2005, being the date of our most recently completed fiscal year end. This evaluation was carried out under the supervision and the participation of our Chief Executive Officer and Chief Financial Officer, Edward Farrauto. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in our periodic SEC filings. There have been no changes in our disclosure controls or in other factors that significantly affected or could significantly affect disclosure controls subsequent to the date we carried out the evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’ s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During our most recently completed financial year ended December 31, 2005, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

Management does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we do not have an “audit committee financial expert” serving on the audit committee of our board of directors at this time. We do not have an audit committee financial expert on our audit committee as we are still in the early stages of the growth of our business. We anticipate trying to select an appropriate candidate for our board of directors and audit committee who would meet the definition of an audit committee financial expert as our business matures.

ITEM 16B.  CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics, that applies to our employees, directors and officers and that includes a separate code of ethics provision that applies specifically to our principal executive officer and senior financial officers. We will provide to any person without charge, upon request by mail, telephone, telecopier or other electronic means of communication, a copy of such Code of Business Conduct and Ethics.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm for various services.

Fees and Services	Year ended December 31, 2005	Year ended December 31, 2004

Audit Fees	$28,085.94	$25,978.32
Audit Related Fees (a)	40,573.67	8,629.17
Tax Fees (b)	—	1,200.00
All other Fees	Nil	Nil
	$68,659.61	$35,807.49

(a)
Audit related fees consist of services provided by our auditors in relation to quarterly reviews of the interim consolidated financial statements. In addition, it also includes our auditor’s fees in relation to the Form 20-F registration process.

(b)	Tax fees include our auditor’s fees in relation to the completion of our corporate tax returns.

From time to time, management recommends to and requests approval from the Audit Committee for non-audit services to be provided by our auditors. The Audit Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit Committee members, pre-approves such non-audit services by a resolution authorizing management to engage our auditors for such non-audit services, with set maximum dollar amount for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

As 2005 was the first year of the Audit Committee pre-approval process, only the audit and tax services rendered in the year ended December 31, 2005 were pre-approved by the Audit Committee. There were no waivers of the audit committee pre-approval process in 2005.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases made by or on behalf of us or any “affiliated purchaser” of our equity securities.

PART III

ITEM 17.     FINANCIAL STATEMENTS

The financial statements of TLC Ventures Corp. are filed as part of this Annual Report.

The following Financial Statements are filed as part of this Annual Report, together with the Reports of the Independent Auditors:

Exhibit Reference #
TLC Ventures Corp.
N/A	Report of Independent Auditors
N/A	Balance Sheets
N/A	Statements of Operations
N/A	Statements of Shareholders’ Equity
N/A	Statements of Cash Flows
N/A	Notes to the Financial Statements

TLC VENTURES CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Funds)

Report of Independent Registered Public Accounting Firm

To the Shareholders of TLC Ventures Corp.:

We have audited the accompanying consolidated balance sheets of TLC Ventures Corp. (An Exploration Stage) (the “Company”) as at December 31, 2005 and 2004 and the related consolidated statements of loss, shareholders’ equity, and cash flows for each of the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years ended December 31, 2005, 2004 and 2003, in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
February 6, 2006	CHARTERED ACCOUNTANTS

TLC Ventures Corp. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets
As at December 31
Canadian Funds

ASSETS	2005	2004
Current
Cash and cash equivalents	$5,045,242	$6,192,278
Amounts receivable	17,398	98,231
Prepaid expenses and advances	78,248	71,505
	5,140,888	6,362,014

Property and Equipment (Note 4)	52,279	57,674
Mineral Property Costs - Schedule (Note 5)	974,587	761,221

	$6,167,754	$7,180,909

LIABILITIES
Current
Accounts payable	$34,775	$14,716
Accrued liabilities	25,000	17,000
Due to related parties (Note 8a)	1,252	13,058
	61,027	44,774

Non-Controlling Interest - Cybele Resources Inc. (Note 6)	19,682	—

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)	13,780,170	13,635,594
Contributed Surplus - Statement 2	1,617,647	957,756
Deficit - Statement 2	(9,310,772)	(7,457,215)
	6,087,045	7,136,135
	$6,167,754	$7,180,909

ON BEHALF OF THE BOARD:

“Edward Farrauto”	,	Director

“Douglas Forster”	,	Director

- See Accompanying Notes -

TLC Ventures Corp. (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended December 31
Canadian Funds

	Common Shares
	Shares	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance - December 31, 2002	8,704,001	$5,605,372	$—	$(5,443,763)	$161,609

Stock compensation expense	—	—	133,239	—	133,239
Loss for the year	—	—	—	(312,354)	(312,354)

Balance - December 31, 2003	8,704,001	5,605,372	133,239	(5,756,117)	(17,506)
Issuance of shares for cash	10,300,000	7,875,000	—	—	7,875,000
Issuance of shares for mineral property	150,000	202,500	—	—	202,500
Issuance of shares for finder’s fees	300,000	—	—	—	—
Shares issuance costs	—	(47,278)	—	—	(47,278)
Stock compensation expense	—	—	824,517	—	824,517
Loss for the year	—	—	—	(1,701,098)	(1,701,098)

Balance - December 31, 2004	19,454,001	13,635,594	957,756	(7,457,215)	7,136,135

Issuance of shares for cash	102,500	27,900	—	—	27,900
Issuance of shares for mineral property	75,000	101,250	—	—	101,250
Stock compensation expense	—	—	675,317	—	675,317
Fair value of options exercises	—	15,426	(15,426)	—	—
Loss for the period	—	—	—	(1,853,557)	(1,853,557)

Balance - December 31, 2005	19,631,501	$13,780,170	$1,617,647	$(9,310,772)	$6,087,045

- See Accompanying Notes -

TLC Ventures Corp. (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
For the Years Ended December 31
Canadian Funds

	2005	2004	2003
Expenses
Audit and accounting fees	$77,971	$32,605	$8,700
Amortization	18,186	10,605	—
Bank charges	1,446	660	400
Consulting fees	103,108	63,000	—
Foreign exchange	2,123	441	—
Insurance	43,645	19,015	—
Legal fees	80,779	110,827	14,349
Marketing	24,540	46,569	—
Office, postage and printing	35,915	43,145	—
Rent	47,603	34,375	23,550
Research and development	68,413	—	—
Salaries and wages	344,035	274,624	—
Salaries and wages - Stock compensation	675,317	824,517	133,239
Shareholder relations	11,166	7,563	16,362
Telephone and utilities	12,862	10,632	—
Trade shows, conferences	12,663	14,467	—
Transfer agent, regulatory fees	23,234	23,644	9,512
Travel	75,304	157,989	4,400
	(1,658,310)	(1,674,678)	(210,512)
Other Income (Expenses)
Gain on forgiveness of debt	—	—	139,408
Mineral properties written off	—	—	(241,520)
Property investigation	(290,693)	(102,098)	—
Interest income	115,068	75,678	270
Non-controlling interest	(19,622)	—	—
Loss for the Year	$(1,853,557)	$(1,701,098)	$(312,354)

Loss per share - Basic and Diluted	$(0.09)	$(0.10)	$(0.04)

Weighted Average Number of Common Shares Outstanding	19,549,796	16,971,078	8,704,001

- See Accompanying Notes -

TLC Ventures Corp. (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
For the Years Ended December 31
Canadian Funds

Cash Resources Provided By (Used in)	2005	2004	2003
Operating Activities
Loss for the year	$(1,853,557)	$(1,701,098)	$(312,354)
Items not affecting cash:
Amortization	18,186	10,605	—
Non-controlling interest	19,622	—	—
Gain on forgiveness of debt	—	—	(139,408)
Mineral properties written off	—	—	241,520
Stock-based compensation	675,317	824,517	133,239
	(1,140,432)	(865,976)	(77,003)
Net changes in non-cash working capital components:
Amounts receivable	80,833	(97,233)	(846)
Accounts payable and accrued liabilities	16,313	26,399	(22,981)
Prepaid expenses	(6,743)	(71,505)	—
	(1,050,029)	(1,008,315)	(100,830)

Investing Activities
Property and equipment acquired	(12,791)	(68,279)	—
Mineral property costs	(112,116)	(558,721)	—
	(124,907)	(627,000)	—

Financing Activities
Loans payable	—	—	66,908
Share subscriptions received in advance	—	—	460,000
Cash received for shares - net of issuance costs	27,900	7,367,722	—
	27,900	7,367,722	526,908

Net Increase (Decrease) in Cash and Cash Equivalents	(1,147,036)	5,732,407	426,078
Cash and Cash Equivalents - Beginning of Year	6,192,278	459,871	33,793
Cash and Cash Equivalents - End of Year	$5,045,242	$6,192,278	$459,871

Schedule of Non-Cash Investing and Financing Activities
Shares issued for mineral property	$101,250	$202,500	$—
Stock-compensation costs recorded in share capital	$675,317	$824,517	$133,239

Supplemental Cash Flow Disclosure:
Cash paid for interest	$—	$—	$—
Cash paid for income taxes	$—	$—	$—

- See Accompanying Notes -

TLC Ventures Corp. (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended December 31
Canadian Funds

	2005	2004	2003
Point Leamington Property, Newfoundland, Canada
Acquisition costs
Cash - option payments	$50,000	$125,000	$—
Shares - option payments	101,250	202,500	—
	151,250	327,500	—

Deferred exploration expenditures
Assaying	982	15,465	—
Camp and general	2,389	28,460	—
Drilling	—	194,229	—
Equipment rental	214	27,486	—
Geological consulting	25,911	127,762	—
Geophysical	11,287	14,486	—
Mineral claim maintenance	21,333	25,833	—
	62,116	433,721	—

Costs for the Year	213,366	761,221	—
Balance - Beginning of year	761,221	—	241,520
Write-off of mineral property costs	—	—	(241,520)
Balance - End of Year	$974,587	$761,221	$—

- See Accompanying Notes -

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

1.	Nature of Business

TLC Ventures Corp. (“TLC” or the “Company”) (“An Exploration Stage Company”) is an exploration and mine development company focused on the acquisition, advancement and development of global precious and base metal assets. The recovery of the Company’s investment in its mineral properties is dependent upon the discovery, development and production from ore reserves and the ability to raise sufficient capital to finance these operations. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “TLV”. The Company’s corporate head office is in Vancouver, Canada.

2.	Significant Accounting Policies

a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and of Cybele Resources Inc. (“Cybele”) and Cybele’s subsidiary Cybele Resources (Australia) Pty. Ltd., (“Cybele Australia”). TLC acquired 95% of Cybele on October 31, 2005. Cybele is a British Columbia company incorporated April 18, 2005. It was inactive from incorporation until October 31, 2005. This was accounted for under the purchase method of accounting. Cybele Australia is an Australian company incorporated on November 28, 2005 and was inactive during the year. All intercompany balances and transactions have been eliminated.

b)	Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and cash equivalents with institutions of high-credit worthiness.

c)	Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while costs for the prospects abandoned are written off.

The recoverability of the amount capitalized for the undeveloped resource properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to farm out its mineral properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

2.	Significant Accounting Policies - Continued

d)	Option Agreement

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

e)	Amortization

The Company provides for amortization on its property and equipment at an annual rate as follows:

i)	20% for furniture and office equipment on the declining balance method,
ii)	30% - 45% for computer equipment and software on the declining balance method, and
iii)	leasehold improvements are amortized on a straight-line basis over the term of the lease.

One-half of the above rate is taken in the year of acquisition.

f)	Income Taxes

The asset and liability method is used for determining future income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practises and the time they are recognized for income tax purposes are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

g)	Share Capital

i)	The proceeds from the exercise of stock options or warrants are recorded as share capital in the amount for which the option or warrants enabled the holder to purchase a share in the Company.

ii)	Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

h)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options at the date of the grant is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterpart performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

2.	Significant Accounting Policies - Continued

i)	Loss per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

j)	Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

k)	Flow-Through Shares

During the prior year, the Company adopted the recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after March 19, 2004. Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures. No flow-through shares were issued during the current or prior year, and there has been no impact on the financial statements.

l)	Asset Retirement Obligation

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There was no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

2.	Significant Accounting Policies - Continued

m)	Variable Interest Entities (VIE) - Change in Accounting Policy

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities”, to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities.” The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them. The Company adopted this effective December 1, 2004 and it has not materially impacted the Company’s results of operations and financial position.

3.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.	Property and Equipment

	Cost	Accumulated Amortization	Net Book Value 2005
Computer equipment and software	$36,274	$(11,270)	$25,004
Furniture and office equipment	19,918	(5,648)	14,270
Leasehold improvements	24,878	(11,873)	13,005
	$81,070	$(28,791)	$52,279

	Cost	Accumulated Amortization	Net Book Value 2004
Computer equipment and software	$23,483	$(3,523)	$19,960
Furniture and office equipment	19,918	(1,993)	17,925
Leasehold improvements	24,878	(5,089)	19,789
	$68,279	$(10,605)	$57,674

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

5.	Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	Total 2005	Total 2004
Point Leamington Property	$478,750	$495,837	$974,587	$761,221

a)	Point Leamington Property, Newfoundland, Canada

Pursuant to a letter agreement dated February 13, 2004 with Rubicon Minerals Corporation (“Rubicon”) the Company acquired the option to purchase a 100% interest in the Point Leamington deposit and Mining Lease, located in Newfoundland, Canada. As consideration, the Company, at its option, must issue 300,000 common shares and pay $250,000 as follows:

	Shares	Cash
Upon regulatory approval (issued/paid)	150,000	$125,000
On or before May 7, 2005 (issued/paid)	75,000	50,000
On or before May 7, 2006	75,000	75,000
	300,000	$250,000

The Company or its nominee has a right of first refusal on the purchase of any or all of the 300,000 shares if Rubicon intends to sell them. There is an Area of Interest (AOI) in the agreement whereby additional claims staked by either Rubicon or the Company within 1.5 km of the boundary of the Point Leamington Mining Lease will form part of the Agreement. In addition if, prior to the Company fulfilling the full conditions of the agreement, the Company sells a 100% interest in the project to an arms-length third party, Rubicon shall receive 50% of the gross sale proceeds less the total consideration paid to them pursuant to the agreement prior to the date of sale.

There is a 2% Net Smelter Return Royalty on the property held by third parties.

b)	Dawson Clear Creek Properties, Yukon Territory, Canada

In prior years, the Company acquired a mineral lode property of 6 claims known as the HP group in Dawson Mining District, Yukon for $32,000 and a 30% working interest in 103 mineral claims in the Dawson and Mayo Mining Districts, Yukon for $200,000. In 2003, management wrote off these mineral claims.

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

6.	Cybele Resources Inc.

During the year the Company invested $477,000 in Cybele representing 95.08% of of the issued and outstanding shares of Cybele. On November 7, 2005 Cybele purchased, from a director of the Company, intellectual property used for the construction and manipulation of digital databases in order to identify gold and copper properties and define priority targets. As consideration, Cybele must pay a 0.5% Net Smelter Return royalty on certain properties identified by the intellectual property. As no properties are producing ore at this time, no consideration has been paid. Should there be payments made, it will be treated, for accounting purposes, as period costs.

Since the Company does not own 100% of Cybele, there is a non-controlling interest.

The non-controlling interest of Cybele is recorded at carrying value. This amount is then adjusted for period costs by the non-controlling interest’s portion of the income (loss).

Details are as follows:

Total net assets of Cybele at December 31, 2005	$457,292
Multiplied by the non-controlling interest - 4.92%	22,499
2005 loss allocated to non-controlling interest	(2,817)
Total non-controlling interest - Cybele	$19,682

7.	Share Capital

a)	Authorized: Unlimited number of common shares without par value (2004 - unlimited, 2003 - 25,000,000).

b)
On January 28, 2004, the Company issued, by private placement, 5,000,000 common shares at $0.25 per common share for gross proceeds of $1,250,000 ($460,000 of this was received in fiscal 2003 and was accordingly classified as share subscription received in advance). No commission or finder’s fees was paid in conjunction with this financing.

c)
On May 7, 2004 the Company issued, by private placement, 5,000,000 units at $1.25 per unit for gross proceeds of $6,250,000. Each unit consists of one common share and one-half of a common share purchase warrant. One full warrant will allow the holder to purchase one common share in the Company until May 7, 2005 at a price of $1.50 per share. The Agent was paid a commission by issuing 300,000 units with each unit consisting of one common share and one-half of a common share purchase warrant. One full warrant will allow the Agent to purchase one common share of the Company until May 7, 2005 at a price of $1.50 per share. The Agent received 250,000 agent’s warrants. Each agent’s warrant is also exercisable into one common share of the Company at $1.25 until May 7, 2005.

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

7.	Share Capital - Continued

d)
On September 29, 2004 the Company issued, by private placement, 300,000 units at $1.25 per unit to a director of the Company for gross proceeds of $375,000. Each unit consists of one common share and one full common share purchase warrant. One share purchase warrant will allow the holder to purchase one common share in the Company until September 29, 2006 at a price of $1.50 per share. No commission or finder’s fees was paid in conjunction with this financing.

e)	Share Purchase Options

i)
The Company has established a share purchase option plan whereby the Board of Directors, may from time to time, grant options to directors, officers, employees or consultants to a maximum of 3,890,000 options. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s Board of Directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.

Options granted to directors, officers and employees vest according to the following schedule:

25% - on grant date
25% - six months after grant date
25% - twelve months after grant date
25% - eighteen months after grant date

ii)	A summary of the Company’s options at December 31, 2005 and the changes for the period are as follows:

Exercise Price	Outstanding December 31 2004	Granted	Exercised	Expired or Cancelled	Outstanding December 31 2005	Expiry date
$0.25	1,055,000	—	(100,000)	—	955,000	December 11, 2008
$2.10	300,000	—	—	—	300,000	March 15, 2009
$2.00	5,000	—	—	—	5,000	April 29, 2009
$1.80	200,000	—	—	—	200,000	May 11, 2009
$1.35	200,000	—	—	—	200,000	September 29, 2009
$1.20	—	200,000	—	—	200,000	March 7, 2010
$1.16	—	5,000	(2,500)	(2,500)	—	April 11, 2010
$1.00	—	710,000	—	—	710,000	May 18, 2010
	1,760,000	915,000	(102,500)	(2,500)	2,570,000

Weighted average exercise price	$ 0.87	$ 1.04	$ 0.27	$ 1.16	$ 0.96

	Number of Options	Weighted Average Exercise Price	Expiry
Vested as at December 31, 2005	2,065,000	$0.93	December 11, 2008 to May 18, 2010

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

7.	Share Capital - Continued

e)	Share Purchase Options - Continued

ii)	- Continued

A summary of the Company’s options at December 31, 2004 and the changes for the period are as follows:

Exercise Price	Outstanding December 31 2003	Granted	Exercised	Expired or Cancelled	Outstanding December 31 2004	Expiry date
$0.25	1,055,000	—	—	—	1,055,000	December 11, 2008
$2.10	—	300,000	—	—	300,000	March 15, 2009
$2.00	—	5,000	—	—	5,000	April 29, 2009
$1.80	—	200,000	—	—	200,000	May 11, 2009
$1.35	—	200,000	—	—	200,000	September 29, 2009
	1,055,000	705,000	—	—	1,760,000

Weighted average exercise price	$ 0.25	$ 1.80	—	—	$ 0.87

	Number of Options	Weighted Average Exercise Price	Expiry
Vested as at December 31, 2004	1,546,740	$0.78	December 11, 2008 to September 29, 2009

For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

Effective January 1, 2003, the Company recognizes compensation expense on stock options granted to both employees and non-employees using the fair value method, which the Company records as an expense.

iii)
During the 2003 fiscal year, the Company granted stock options of 805,000 to directors and officers. The Company also granted stock options of 250,000 to a consultant. Each option entitles the holder to acquire one common share of the Company at an exercise price of $0.25 per share, expiring December 11, 2008. During the 2003 fiscal year, the Company recorded $101,665 of stock-based compensation expenses on options vested to directors and officers of the Company and $31,574 of stock-based compensation expenses on options vested to consultant to the Company for a total of $133,239 as salaries and wages - stock compensation expense. The offsetting entry is to contributed surplus.

iv)
During the 2004 fiscal year, the Company granted options to purchase up to 705,000 shares of the Company at exercise prices between $1.35 to $2.10 per share to directors and officers of the Company. As at December 31, 2005, 655,000 of these options have vested. The total fair value of the options granted was calculated to be $1,094,939. Since options are granted under a graded vesting schedule for the year $270,422 (2004 - $824,517) of fair value has been recorded in the Company’s accounts as salaries and wages - stock compensation expense. The offsetting entry is to contributed surplus.

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

7.	Share Capital - Continued

e)	Share Purchase Options - Continued

v)
During the year, the Company granted stock options of 915,000 to directors and an employee of the Company. Each option entitles the holder to acquire one common share of the Company at exercise prices ranging from $1.00 to $1.20 per share, expiring March 4, 2010 to May 18, 2010. The total fair value of the options granted was calculated to be $444,008. As at December 31, 2005, 455,000 of these options were vested. Since options are granted under a graded vesting schedule, the Company recorded $636,605 in stock-based compensation expense in relation to these options during the current year.

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003
Average risk free interest rate	3.35%	3.79%	5%
Average expected option life	3 years	5 years	5 years
Stock volatility - based on trading history	162.25%	154.81%	90.80%
Dividend payments during life of option	Nil	Nil	Nil

vi)
During the year, Cybele granted 410,000 stock options to directors and officers of Cybele. Each option entitles the holder to acquire one common share of Cybele at an exercise price of $0.25USD per share, expiring November 7, 2010. The total fair value of the options granted was calculated to be $118,961. The Company recorded $38,712 in stock-based compensation expense in relation to these options during the current year. A summary of the Cybele’s options at December 31, 2005 and the changes for the period are as follows:

Exercise Price	Outstanding December 31 2004	Granted	Exercised	Expired or Cancelled	Outstanding December 31 2005	Expiry date
$0.25USD	—	410,000	—	—	410,000	November 7, 2010
—		410,000	—	—	410,000

Weighted average exercise price	$ —	$ 0.25USD	$ —	$ —	$ 0.25USD

	Number of Options	Weighted Average Exercise Price	Expiry
Vested as at December 31, 2005	102,500	$0.25USD	November 7, 2010

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

7.	Share Capital - Continued

e)	Share Purchase Options - Continued

vi)	Continued

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes option pricing model with the following assumptions:

2005
Average risk free interest rate	3.86%
Average expected option life	3 year
Stock volatility - based on trading history	232.19%
Dividend payments during life of option	Nil

vii)
The Black-Scholes option pricing model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

f)	Share Purchase Warrants

As at December 31, 2005, the following share purchase warrants are outstanding:

Exercise Price	Outstanding December 31 2004	Issued	Exercised	Expired or Cancelled	Outstanding December 31 2005	Expiry date
$1.25	250,000	—	—	(250,000)	—	May 7, 2005
$1.50	2,500,000	—	—	(2,500,000)	—	May 7, 2005
$1.50	150,000	—	—	(150,000)	—	May 7, 2005
$1.50	300,000	—	—	—	300,000	September 29, 2006
	3,200,000	—	—	(2,900,000)	300,000

Weighted average exercise price	$ 1.48	—	—	$ 1.48	$1.50

As at December 31, 2004, the following share purchase warrants are outstanding:

Exercise Price	Outstanding December 31 2003	Issued	Exercised	Expired or Cancelled	Outstanding December 31 2004	Expiry date
$1.25	—	250,000	—	—	250,000	May 7, 2005
$1.50	—	2,500,000	—	—	2,500,000	May 7, 2005
$1.50	—	150,000	—	—	150,000	May 7, 2005
$1.50	—	300,000	—	—	300,000	September 29, 2006
—		3,200,000	—	—	3,200,000

Weighted average xercise price	—	$1.48	—	—	$1.48

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

7.	Share Capital - Continued

g)	Escrow Shares

As at December 31, 2005 there are 2,470,710 (2004 - 4,117,850; 2003 - Nil) common shares held in escrow. They will be released based upon time as follows:

Release Dates	Total Number of Escrowed Securities to be Released
May 7, 2006	823,570
November 7, 2006	823,570
May 7, 2007	823,570
2,470,710

8.	Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)
As at December 31, 2005, amounts due to related parties consist of $845 (2004 - $13,058) owing to a director and $407 owing to a director and officer. These amounts were incurred in the ordinary course of business are non-interest bearing, unsecured and due on demand.

b)	During the year, a salary of $180,714 (2004 - $105,000; 2003 - $Nil) was paid to a director.

c)	During the year, consulting fees of $48,076 (2004 - $27,921; 2003 - $Nil) were paid to a director and officer.

d)	During the year, accounting fees of $60,000 (2004 - $67,642; 2003 - $Nil) were paid to a director and an officer.

e)	During the year, accounting fees of $Nil (2004 - $Nil; 2003 - $6,500) were paid to a former director and officer.

f)	During the year, legal fees of $48,495 (2004 - $90,309; 2003 - $11,378) were paid to a law firm where an officer of the Company is a partner.

g)	During the year, consulting fees of $9,200 (2004 - $Nil; 2003 - $Nil) were paid to a director.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

9.	Income Taxes

The components of the future income tax asset are as follows:

Future income tax assets	2005	2004	2003
Statutory tax rate	34.10%	35.60%	35.10%
Tax benefit of loss carry-forwards	$746,000	$386,000	$136,000
Equipment	28,000	24,300	—
Exploration and development expenditures	332,000	271,000	—
	1,106,000	681,300	136,000
Valuation allowance	(1,106,000)	(681,300)	(136,000)
Net future income tax assets	$—	$—	$—

The Company reassessed its future tax assets at each balance sheet date. At December 31, 2005, the Company has provided for a valuation allowance to recognize that a future income tax asset is recognized only to the extent that it is more likely than not that sufficient taxable income will be available to allow an unrecognized future income tax asset to be realized.

The Company has approximately $974,000 of deferred mineral expenditures available as at December 31, 2005 which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The non-capital losses totalling approximately $2,188,000 are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire as follows:

Non-Capital Losses
2006	$40,000
2007	54,000
2008	70,000
2009	95,000
2010	77,000
2014	712,000
2015	1,140,000
$2,188,000

The potential future tax benefits of these losses have not been recognized in these financial statements due to uncertainty of their realization.

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

10.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year presentation.

11.	Commitments

During the prior year, the Company signed a lease agreement for the rental of office space. The lease expires November 29, 2007. The future minimum lease obligations are as follows:

Amount
2006	34,012
2007	30,920
$64,932

12.	Differences Between United States and Canadian Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these consolidated financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)
Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The Company has not yet obtained an independent report for United States GAAP purposes, therefore, the Company’s mineral property costs would have been written off.

b)	The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Year Ended December 31 2005	Year Ended December 31 2004	Year Ended December 31 2003
Loss for the period as reported	$(1,839,557)	$(1,701,098)	$(312,354)
Add back write-off of mineral property costs	—	—	241,520
Less mineral property expenditures during the year	(213,366)	(761,221)	—
Loss for the period in accordance with United States GAAP	$(2,052,933)	$(2,462,319)	$(70,834)

Primary loss per share for the year in accordance with United States GAAP	$(0.11)	$(0.15)	$(0.01)

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

12.	Differences Between United States and Canadian Generally Accepted Accounting Principles (“GAAP”) - Continued

c)	The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Year Ended December 31 2005	Year Ended December 31 2004	Year Ended December 31 2003
Deficit - As reported	$(9,310,772)	$(7,457,215)	$(5,756,117)
Less capitalized mineral property costs	(974,587)	(761,221)	—
Deficit in accordance with United States GAAP	$(10,285,359)	$(8,218,436)	$(5,756,117)

d)	The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares
	Number	Amount	Contributed Surplus	Deficit	Total
Shareholders’ equity balance as reported at December 31, 2003	8,704,001	$5,605,372	$133,239	$(5,756,117)	$(17,506)
Less capitalized mineral property costs	—	—	—	241,520	241,520
Shareholders’ equity in accordance with United States GAAP at December 31, 2003	8,704,001	$5,605,372	$133,239	$(5,514,597)	$224,014
Shareholders’ equity balance as reported at December 31, 2004	19,454,001	$13,635,594	$957,756	$(7,457,215)	$7,136,135
Less capitalized mineral property costs	—	—	—	(761,221)	(761,221)
Shareholders’ equity in accordance with United States GAAP at December 31, 2004	19,454,001	$13,635,594	$957,756	$(8,218,436)	$6,374,914
Shareholders’ equity balance as reported at December 31, 2005	19,631,501	$13,780,170	$1,617,674	$(9,310,772)	$6,087,045
Less capitalized mineral property costs	—	—	—	(974,587)	(974,587)
Shareholders’ equity in accordance with United States GAAP at December 31, 2005	19,631,501	$13,780,170	$1,617,674	$(10,285,359)	$5,112,458

e)	The impact of the above difference between Canadian and United States GAAP on the statement of cash flows, as reported, is as follows:

	Year Ended December 31 2005	Year Ended December 31 2004	Year Ended December 31 2003
Cash flows from operating activities
As reported	$(1,050,089)	$(1,008,315)	$(100,830)
Mineral property costs	(112,116)	(558,721)	—
Per United States GAAP	$(1,162,205)	$(1,567,036)	$(100,830)
Cash flows from investing activities
As reported	$(124,847)	$(627,000)	$—
Mineral property costs	112,116	558,721	—
Per United States GAAP	$(12,731)	$(68,279)	$—

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

12.	Differences Between United States and Canadian Generally Accepted Accounting Principles (“GAAP”) - Continued

e)	New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after 15 June 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after 15 December 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after 15 December 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

TLC Ventures Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
Canadian Funds

12.	Differences Between United States and Canadian Generally Accepted Accounting Principles (“GAAP”) - Continued

e)	New Accounting Pronouncements

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements - an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. The company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

ITEM 18.     FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17. Financial Statements.

ITEM 19.     EXHIBITS

The following Exhibits are filed with this Annual Report:

Exhibit Reference #	Name
1.1 (1)	Notice of Articles
1.2 (1)	Articles
4.1 (1)	Point Leamington Agreement between us and Rubicon Minerals Corporation and stock purchase agreement dated February 13, 2004 between us and Rubicon Minerals Corporation.
4.2 (1)	Escrow Agreement dated May 7, 2004 among certain shareholders and Pacific Corporate Trust Company.
4.3 (1)	Escrow Agreement dated December 10, 2003 among certain shareholders and Computershare Investor Services Inc.
4.4 (1)	Agreement dated December 12, 2004 between us and Endeavor Financial Ltd.
4.5 (1)	Strategic Alliance Agreement dated December 11, 2003 between us and Orogen Holdings (BVI) Ltd.
4.6 (1)
Stock Option Agreements dated between December 11, 2003 and May 18, 2005 with each of David Toyoda, Dr. Richard Henley, Douglas B. Forster, Edward Farrauto, Endeavor Financial Ltd., Jeffrey P. Franzen, Blayne Johnson and John Reynolds.

4.7 (1)	Indemnity Agreements dated December 10, 2003 between us and each of Douglas B Forster, Edward Farrauto, David Toyoda and Dr Richard Henley.
4.8 (1)	Indemnity Agreement dated September 29, 2004 between us and Jeffrey P. Franzen.
4.9 (1)	Indemnity Agreement dated March 7, 2005, between us and John Reynolds.
4.10 (1)	Stock Option Plan.
4.11 **	Asset Purchase Agreement between Cybele and Dr Richard Henley dated November, 2005.
11.1 **	Code of Ethics
11.2	Audit Committee Charter
12.1 **	Certification of Chief Executive Officer / Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer / Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**	Filed herewith.
(1)	Previously filed with the Securities and Exchange Commission and incorporated by reference to our Registration Statement on Form 20-F filed on June 10, 2005.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TLC Ventures Corp., a British Columbia Company

Dated: June 28, 2006	By:	/s/ Edward Farrauto
Edward Farrauto
Chief Executive Officer and Director