Form 20-F
period 2006-12-31
CALIBRE MINING CORP.
filed 2007-07-02
CIK 1280797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to ______________________________

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________________

Commission file number 000-51283

CALIBRE MINING CORP.
(Formerly TLC Ventures Corp.)
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1250 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 48,112,916 Common Shares at December 31, 2006.

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ]  Yes   [X]  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ]  Yes   [X]  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X]  Yes   [   ]  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer [   ]       Accelerated Filer [   ]       Non-Accelerated Filer   [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
[X]  Item 17   [   ]  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ]  Yes   [X]  No

INTRODUCTION AND USE OF CERTAIN TERMS

Calibre Mining Corp. is a company incorporated under the Business Corporations Act (British Columbia). It was incorporated on January 15, 1969 under the Company Act (British Columbia). As used herein, except as the context otherwise requires, the terms “us”, “we” or “our” refer to Calibre Mining Corp. Our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) with a reconciliation to United States Generally Accepted Accounting Principles (“U.S. GAAP”) and are presented in Canadian dollars. All monetary amounts contained in this Annual Report are in Canadian dollars unless otherwise indicated.

Our North American office and principal place of business is located at Suite 1250 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2. Our registered office is located at Suite 1000, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1S8.

On June 15, 2006, we completed a stock split on the basis of two new shares of common stock for every one outstanding share of common stock. Unless otherwise stated, the share numbers have been adjusted to reflect this stock split.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements that reflect management’s current views and expectations with respect to our business, strategies, products, future results and financial trends, which may affect our future operating results and financial position. All statements other that statements of historical fact, including future results of operations or financial position, made in this Annual Report on Form 20-F are forward-looking. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward-looking statements. These factors include, but are not limited to, the fact that we will need additional financing to fully execute our business plan and our business is subject to certain risks. We make cautionary statements in the “Risk Factors” section of this Annual Report (see Item 3. Key Information - Risk Factors) and in other parts herein (e.g., see Item 5. Operating and Financial Review and Prospects), as well as in other documents that we file from time to time with the Securities and Exchange Commission. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this Annual Report.

We desire to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. When used in this Annual Report, the words “estimate,” “intend,” “expect,” “anticipate,”, “may,” “will,”variations of such words, and similar expressions identify forward-looking statements, but are not the only means of identifying such statements and their absence does not mean that the statement is not forward-looking. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing.

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

mineral resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

mineralization	Usually implies minerals of value occurring in rocks.

net smelter returns royalty or NSR	Payment of a percentage of mining revenues after deducting applicable smelter charges.

ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

outcrop	An exposure of rock at the earth's surface.

oz/t	Troy ounces per tonne.

tonne or"T	Metric ton = 1,000 kilograms or 1,000,000 grams.

trench	A surficial excavation designed to expose bedrock for sampling.

veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Zn	The elemental symbol for zinc.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth our selected financial information in Canadian dollars, which has been derived from our financial statements included in this Annual Report prepared in accordance with Canadian GAAP which conforms to U.S. GAAP, except as disclosed in Note 12 to the financial statements included herein. Information for the 12 months ended December 31, 2006, 2005 and 2004 are derived from our audited financial statements, which are included elsewhere in this Annual Report. This financial data should be read in conjunction with Item 5 (Operating and Financial Review and Prospects) and our financial statements and notes thereto. As we had no material assets and were inactive, financial data for the 2003 and 2002 fiscal years have not been included.

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Revenue	$-	$-	$-
Total Expenses	$(1,407,347)	$(1,658,310)	$(1,674,678)
Other Income (Loss)	$(228,491)	$(195,247)	$(26,420)
Net Loss	$(1,635,838)	$(1,853,557)	$(1,701,098)
Basic and Diluted Loss per Share	$(0.04)	$(0.05)	$(0.05)
Weighted Average Common Shares Outstanding	43,295,482	39,099,592	33,942,156
Balance Sheet
Total Assets	$10,441,239	$6,167,754	$7,180,909
Net Assets
Total Liabilities	$386,902	$80,709	$44,774
Working Capital	$7,682,959	$5,079,861	$6,317,240
Shareholders' Equity	10,054,337	$6,087,045	$7,136,135

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Net Loss	$(2,974,851)	$(2,066,923)	$(2,462,319)
Loss per Share	$(0.07)	$(0.05)	$(0.07)
Total Assets	$8,127,639	$5,193,167	$6,419,688
Shareholders' Equity	$7,740,737	$5,112,458	$6,374,914

Currency Exchange Rates

In this Annual Report all references to dollars ($) are expressed in Canadian funds, unless otherwise indicated. On December 31, 2006, the Interbank rate of exchange for converting United States dollars into Canadian dollars equalled 1.17 United States dollars for one Canadian dollar. The following table presents a history of the high and low exchange rates of United States dollars into Canadian dollars for the previous six months.

Month	High	Low
May 2007	1.09806364	1.09286364
April 2007	1.13710500	1.13195000
March 2007	1.17088182	1.16595909
February 2007	1.17353000	1.16830500
January 2007	1.17890455	1.17315909
December 2006	1.15476316	1.14937895

The following table presents the average annual exchange rates of United States dollars into Canadian dollars for each of the past three fiscal years ended December 31, 2006, 2005 and 2004, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2006	1.13409360
2005	1.21173
2004	1.30152

Risk Factors

The following discussion in this Annual Report on Form 20-F contains forward-looking statements regarding our business, prospects and results of operations that involve risks and uncertainties. Our actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Report. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below. In evaluating our business, prospects and results of operations, readers should carefully consider the following factors in addition to other information presented in this Report and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations. See “Cautionary Notice Regarding Forward Looking Statements” above.

Risk Factors Relating to the Our Property Interests

1.

The properties in which we have an interest are in the exploration stage and most exploration projects do not result in the discovery of commercially mineable deposits. All of our property interests are at the exploration stage and there are no known commercial quantities of minerals or precious gems on such properties. Most exploration projects do not result in the discovery of commercially mineable deposits of ores or gems. Because the probability of an individual prospect ever having reserves is extremely remote, there is a strong probability that our properties do not contain any reserves and any funds spent on exploration will be lost. Our failure to find an economic mineral deposit on any of our mineral properties will have a negative effect on us as we will not generate revenue.

2.

The properties in which we have an interest are in Canada and other countries that have a different regulatory regime than the United States and that may adversely affect our business. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Canada and in the South Pacific are beyond our control and may adversely affect our business operations in Canada and in the South Pacific. See Item 4. Information on the Company.

3.

There are no guarantee licenses and permits required by us will be obtained which may result in losing our interest in the subject property. Our operations may require licenses and permits from various governmental authorities. We may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at our projects. Failure to obtain such licenses and permits may adversely affect our business, as we may lose our interest in the subject property and, therefore, would be unable to legally conduct our intended exploration work.

4.

Environmental regulations are becoming more onerous to comply with and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of our operations. Our operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution. Failure to comply with such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards, and enforcement, fines and penalties for non- compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of our operations.

Risk Factors Relating to our Company

5.

Values attributed to our assets may not be realizable as we have no proven history and our ability to continue as a going concern depends upon a number of significant variables. The amounts attributed to our mineral properties in our financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. Further, we have no proven history of performance, revenues, earnings or success. As such, our ability to continue as a going concern is dependent upon the existence of economically recoverable resources, our ability to obtain the necessary financing to complete the development of our interests and future profitable production or alternatively, upon our ability to dispose of our interests on a profitable basis.

6.

We have no revenues and we expect to incur substantial operating losses. Over the past several fiscal years, we have not generated any revenues from operations. Generating revenues depends significantly on our ability to successfully explore and develop our properties.

7.

We are dependent on our key personnel and the loss of our key personnel could be detrimental to our operations. We are dependent upon the continued availability and commitment of our key management and consultants, whose contributions to our immediate and future operations are of central importance. We rely on our officers for our day-to-day operation, our projects and the execution of our business plan. We have not obtained “key man” insurance for any of our management or consultants and we do not have employment agreements with any of our executive officers.

8.

Our directors and officers may have conflicts of interest, which may not be resolved in our favor, which in turn may adversely affect us. Other than Robert Brown, our President and Chief Executive Officer and David Heberlein, our Vice-President of Exploration, none of our directors or officers devote their full time to our affairs. Most of our directors and officers are also directors, officers and shareholders of other natural resource companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to us. There is no assurance that any such conflicts will be resolved in our favor. If any of such conflicts are not resolved in our favor, our operations may be adversely affected. See Item 6. Directors, Senior Management and Employees for details of other companies that our officers and directors are involved with.

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

Risk Factors Relating to Mining Generally

11.

Mining exploration is a speculative business and most exploration projects do not result in the discovery of commercially mineable deposits. Exploration for minerals or precious gems is a speculative venture necessarily involving substantial risk. The expenditures made by us described herein may not result in discoveries of commercial quantities of minerals or precious gems. The failure to find an economic mineral deposit on any of our mineral properties will have a negative effect on our business. The probability that our mineral properties will ever have “reserves” that meet the requirements of Industry Grade 7 is extremely remote and there is a strong probability that our properties do not contain any reserves and any funds spent on the exploration of our properties will probably be lost.

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

18.

Lack of funding to satisfy contractual obligations may result in the loss of our property interests. We may, in the future, be unable to meet our share of costs incurred under agreements to which we are or will be a party and we may have our property interests reduced or even face termination of such agreements. We have acquired an option to acquire interests in one property in Australia and in order to obtain ownership of the property, we must undertake exploration and development activities to acquire the interest. In order to secure ownership of these properties, additional financing may be required. Our failure to complete the requisite work in the prescribed time periods will result in us losing our entire interest in the subject property. See Item 4. Information on the Company - Business Overview and Item 5. Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations for details of the property payments we are required to make to earn our interests.

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

22.

The Penny-Stock Rule may limit trading in our shares. In October 1990, Congress enacted the “Penny Stock Reform Act of 1990.” “Penny Stock” is generally any equity security other than a security (a) that is registered or approved for registration and traded on a national securities exchange or an equity security for which quotation information is disseminated by The National Association of Securities Dealers Automated Quotation (“NASDAQ”) System on a real-time basis pursuant to an effective transaction reporting plan, or which has been authorized or approved for authorization upon notice of issuance for quotation in the NASDAQ System, (b) that is issued by an investment company registered under the Investment Company Act of 1940, (c) that is a put or call option issued by Options Clearing Corporation, (d) that has a price of five dollars (US) or more, or (e) whose issuer has net tangible assets in excess of $2,000,000 (US), if the issuer has been in continuous operation for at least three years, or $5,000,000 (US) if the issuer has been in continuous operation for less than three years, or average revenue of at least $6,000,000 (US) for the last three years.

Our Common Shares are presently considered “Penny Stock” under these criteria. Therefore, the Common Shares are subject to Rules 15g-2 through 15g-9 (the “Penny Stock Rules”) under the Exchange Act. The “Penny Stock” trading rules impose duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in our shares, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction. Compliance with the “Penny Stock” trading rules affect or will affect the ability to resell our shares by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities. In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the “Penny Stock” trading rules. Consequently, the “Penny Stock” trading rules may materially limit or restrict the number of potential purchasers of our shares and the ability of a holder to resell our stock.

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

23.

Classification as a Passive Foreign Investment Company has adverse income tax consequences for United States shareholders. We believe we are a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and we believe we will be a PFIC in the foreseeable future. Consequently, this classification will result in adverse tax consequences for U.S. holders of our shares. For an explanation of these effects on taxation, see Item 10. Additional Information – United States Federal Income Tax Consequences. U.S. shareholders and prospective holders of our shares are also encouraged to consult their own tax advisers.

24.

We are located outside of the United States which makes it difficult to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors. Substantially all of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, all of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Canada should be in Canadian dollar and service of process in Canada must generally be effectuated personally and not by mail.

ITEM 4. INFORMATION ABOUT THE COMPANY

Our History and Development

We were originally incorporated under the Company Act (British Columbia) on January 15, 1969 under the name Mark V. Mines Limited (N.P.L.). On October 4, 1994 we changed our name to TLC Ventures Corp. and on June 18, 2007 we changed our name to Calibre Mining Corp. Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Our North American office and principal place of business is located at Suite 1250 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2 (phone: (604) 681-9944). Our registered and records office is Suite 1000, 595 Burrard Street, Vancouver, British Columbia, V7X 1S8 (phone: (604) 687-6789).

We are a "reporting" company in the Provinces of British Columbia and Alberta. Our Common Shares have been listed and posted for trading on the TSX Venture Exchange (TSXV: CXB) since October 5, 1994.

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

Acquisition of Point Leamington Property

We entered into an option agreement with Rubicon Minerals Corp. (“Rubicon”) on February 16, 2004 (the “Acquisition Agreement”) to acquire a 100% interest in certain real property located in north-central Newfoundland, Canada (the “Property”). The Property's Zn-Au-Ag-Cu deposit, discovered by Noranda Inc. in 1971, is located 26 kilometres north of Grand Falls, north-central Newfoundland, Canada. The Property is described in greater detail below at “- Description of the Point Leamington Property.” At the time of the Acquisition Agreement, Douglas Forster, one of our Directors also served as a Director of Rubicon.

Under the terms of the Acquisition Agreement, in order to exercise the option and acquire a 100% interest in the Property, we were required to issue to Rubicon a total of 600,000 of our Common Shares and pay Rubicon $250,000. On May 7, 2006, we made the last payment to Rubicon and now own a 100% interest in the Property.

We or any of our nominees have a right of first refusal on the purchase, at market value, of any or all of the 600,000 Common Shares if Rubicon intends to sell them. There is an area of interest (AOI) in the Acquisition Agreement whereby additional claims staked by either Rubicon or us within 1.5 kilometres of the boundary of the Property will form part of the Acquisition Agreement. Subsequent to signing the Acquisition Agreement, we have acquired by staking an additional 1,044 claims covering 2,000 hectares surrounding the Property. Rubicon retains a right of first refusal on the purchase of Noranda Exploration Co. Ltd's (“Noranda”) 1.5% net smelter return royalty (NSR) on the Property. Rubicon also retains an option to purchase the 0.5% NSR held by MFC Merchant Bank for $500,000.

Strategic/Consultant Agreements

We entered into a Strategic Alliance Agreement with Orogen Holding (BVI) Limited, a wholly owned subsidiary of Gold Fields Ltd. (“Gold Fields”), dated December 11, 2003, whereby we have exclusive, reciprocal Rights of First Review of data from mineral properties that either company wishes to sell, option or joint venture. In the case of Gold Fields, the exclusive rights held by us to review project data on projects that Gold Fields decides to sell, option or joint venture applies to all Gold Fields projects except projects deemed to be of a strategic nature to their business. These reciprocal rights expired on December 11, 2006. As part of this agreement, Gold Fields also had the right to maintain its approximate 9.5% equity interest in us by pro-rata participation in future equity financings for a period of three years, which right expired on December 11, 2006.

Pursuant to an agreement dated December 12, 2003, Endeavour Financial Ltd. (“Endeavour”) has agreed to act as an advisor to us. The services to be provided to us will include assistance in project evaluation and acquisition and capital markets advice. The fees paid to Endeavour have been determined based on arm’s length negotiations and have been approved by our Board. Endeavour has provided financial advisory services to the mining and minerals industries for 15 years. They are a private, independent investment banking firm. Over the years, Endeavour has structured and arranged numerous project, acquisition and corporate financings, corporate mergers and acquisitions, mine acquisitions and divestitures.

Private Placements

The disclosure in the next three paragraphs is made on a pre-stock split basis.

On December 11, 2003, as part of the management reorganization, we announced a non-brokered private placement of up to 5,000,000 Common Shares at a price of $0.25 per share. On January 28, 2004, we closed the private placement, raising gross proceeds of $1,250,000. These shares were issued to residents outside of the United States pursuant to Regulation S of the 1933 Unites States Securities Act, as amended (the “1933 Act”), and to residents in the United States under Rule 506 of the 1933 Act.

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

In July, 2006 we closed a non-brokered private placement of 8,700,000 units at $0.52 per unit for gross proceeds of $4,524,000. Each unit consists of one Common Share and one-half of a Common Share purchase warrant. One full warrant will allow the holder to purchase one Common share at a price of $1.00 per share until January 12, 2008. No commission or finder’s fee was paid in conjunction with the financing. These shares were issued to residents outside of the United States pursuant to Regulation S of the 1933 Act and to residents in the United States under Rule 506 of the 1933 Act.

Disposition of Property

Prior to the management reorganization announced on December 11, 2003, we had purchased a 10% working interest in 103 mineral claims in the Dawson and Mayo mining districts in the Yukon for $50,000 from Thor Exploration Ltd. in 2001. During 2002, we purchased a further 20% interest in that property for $150,000. We subsequently sold this property back to Thor Exploration Ltd. for $1.00 in 2003 as it did not meet the new management’s criteria for a property of merit as it was relatively unexplored.

Acquisition of Licenses in Vanuatu, Solomon Islands and Papua New Guinea

Through our 96.3% controlled subsidiary, Cybele Resources Inc., we acquired a total of 1,555 square kilometres of exploration and prospecting licences in Vanuatu and the Solomon Islands. Cybele Resources has also made application for a further 4,418 square kilometres of exploration licences in Papua New Guinea (PNG) and 388 square kilometres in the Solomon Islands. Under the direction of Dr. Richard Henley, the prospective mineral licences have been targeted using leading-edge digital database technology as part of a program to identify and delineate major porphyry and epithermal gold systems in the South Pacific. To date we have invested a total of $1.6 -million in Cybele Resources.

Farm-In Agreement for Cargo Property

Our 96.3% controlled indirect subsidiary Cybele Resources (Australia) Pty Ltd. (“Cybele Australia”) entered into a farm-in agreement with Sydney-based exploration company Golden Cross Operations Pty Ltd. (“GCO”) on their Cargo gold-copper project, New South Wales, Australia. GCO is a wholly owned subsidiary of publicly-listed Golden Cross Resources Ltd (ASX: GCR).

Under the terms of the agreement Cybele Australia can acquire a 70% direct interest in the Cargo Exploration License #5238 from GCO by spending AUD$5.0 million on exploration and development over 4 years. Cybele

Australia has committed to a minimum AUD$250,000 expenditure in the first year of the agreement with subsequent annual minimum expenditures being at the election of Cybele as follows: Year 2: AUD$750,000, Year 3: AUD$1,500,000 and Year 4: AUD$2,500,000. Expenditures in excess of these amounts can be accumulated and carried forward. Once Cybele Australia confirms its 70% interest in the Cargo project, subsequent program budgets would be funded 70% by Cybele Australia and 30% by GCO, unless GCO elects to withdraw. In this event Cybele Australia could acquire a further 30% interest from GCO and GCO would be entitled to a royalty from future production. The NSR royalty shall be 0.33% in the first year after commencement of production, 0.67% in the second year, 1.33% in the third year and 2.0% in the fourth year and thereafter, provided that if the average daily gold price during any quarter within the first three years is above US$650/oz, an additional 0.33% shall be payable in respect of that quarter.

Business Overview

We are in the mineral exploration and development business. We are an exploration stage company and we have no revenues from operations. Our initial property interest consisted of our rights in the Point Leamington Property, including the additional 80 claims covering 2,000 hectares surrounding the Property. We have acquired by staking five new mineral licenses totaling 261 square kms along strike and in the same geological belt that hosts our Point Leamington Property in Newfoundland. The additional claim acquisition follows an extensive review and reinterpretation of the geology in the region and an analysis of our 2004 drilling campaign. We are currently in discussions with geophysical contractors to complete an approximate 2,200 line-km Airborne Electromagnetic (“AEM”) survey over the newly acquired mineral licenses. No modern AEM survey data is available for the volcanic and associated sedimentary belts to the north and southeast of the Point Leamington Property. The purpose of the AEM survey is to locate additional gold-rich massive sulphide targets in the district. The Property is described in greater detail below at “-Description of the Point Leamington Property.” We will also focus on acquiring and developing global precious and copper assets.

Through our subsidiary Cybele Resources, we have initiated a field program for locating major gold deposits based on new concepts developed by Dr. Richard Henley, our Chairman. From a field office in Townsville, Australia, Cybele Resources uses digital database technology to identify and target major gold exploration properties. To date, Cybele Resources has acquired one exploration license and two prospecting licenses in Vanuatu totaling 453 square kilometers and two prospecting licenses in the Solomon Islands totaling 502 square kilometers Additional licenses have also been applied for in Papua New Guinea and the Solomon Islands, and land access agreements are currently being negotiated on the acquired licenses. Further, we entered into the farm-in agreement with GCO.

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

There is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of our properties is determined. An airborne geophysical survey, using a deep penetrating, electro-magnetic and magnetometer system to allow for extrapolation of the prospective stratigraphy and definition of additional exploration targets on the Point Leamington Property is planned. This survey, which would cover approximately 2,200 line kilometres at 100 metre line spacing, would cost approximately $325,000. Additional diamond drilling may be carried out upon completion and interpretation of the planned airborne survey to explore new geophysical targets and further expand the higher grade Zn-Au zones intersected in the 2004 Phase One drill program. Even if we complete our exploration program and are successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before knowing that we have a commercially viable mineral deposit or reserve.

Organizational Structure

We own 96.3% of Cybele Resources. Cybele Resources is a British Columbia company incorporated April 18, 2005. It was inactive from incorporation until October 31, 2005. Cybele Resources acquired 100% of Cybele

Resources (Australia) Pty. Ltd., on March 28, 2006. Cybele Australia is an Australian company incorporated on November 28, 2005. Cybele Resources incorporated its wholly owned subsidiaries Cybele (Vanuatu) Ltd. on January 15, 2006, Cybele (PNG) Ltd. on March 28, 2006 and Cybele (Solomon Islands) Limited on October 30, 2006.

Property, Plants and Equipment

Our administrative offices are located in leased premises at Suite 1250 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2. We have no significant plant or equipment for our operations other than computer equipment, software, furniture and office equipment. Equipment used for exploration or drilling is rented or contracted as needed.

Our material leased facility and major mining property are summarized as follows:

Leased Facility

Our head office is located at Suite 1250 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2. This premise serves as our corporate head office suite and is the location for most of our employees. The office is leased at a rent of $ 9,282 per month. The lease term expires June 30, 2011.

Major Mining Properties

We have acquired a 100% interest in the Point Leamington deposit and Mining Lease from Rubicon. We have also acquired exploration licences in Vanuatu and Solomon Islands and applied for exploration licences in Papua New Guinea. We entered into the farm-in agreement for the Cargo Property

The Point Leamington Property is located 70 kilometres north-west of Gander in north-central Newfoundland. The property consists of a Mining Lease covering 263 hectares. We have an additional 80 claims covering 200 hectares surrounding the original Mining Lease. We have also staked five new mineral licenses totally 261 kilometers along strike and in the same geological belt as the Point Leamington Property

We issued 600,000 Common Shares and paid $250,000 to Rubicon as follows:

	Shares	Cash

Upon regulatory approval (issued/paid)	300,000	$125,000
On or before May 7, 2005 (issued/paid)	150,000	50,000
On or before May 7, 2006 (issued/paid)	150,000	75,000
	600,000	$250,000

DESCRIPTION OF THE POINT LEAMINGTON PROPERTY

The disclosure in this section is based on a report entitled “Point Leamington Massive Sulphide Deposit Independent Technical Report” prepared by Callum Grant, P.Eng. and Gary Ciroux, P.Eng of HATCH Associates Ltd. of Suite 200 – 1550 Alberni Street, Vancouver, British Columbia, Canada, V6E 1A5.

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

600000
610000
620000
5470000
5460000
5450000
5440000
Newfoundland
12328
99970M
99970M
12328
12330
013311M
12333M
12328
12335
12329
POINT LEAMINGTON
Property Location
Map
Km
0
2.5
5
Datum: NAD27 UTM ZONE 21N
DRH June 2007

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Property consists of a Mining Lease covering 263 hectares. Subsequent to signing the Acquisition Agreement, we have acquired by staking an additional 1,044 claims covering 2,000 hectares surrounding the Property. These new claims have not been surveyed however we have received confirmation from the Newfoundland Department of Mines that they have been accepted for filing and duly accepted. The topography around the Property is low-lying and swampy.

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

“An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

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

Results of the resource estimation at various zinc cutoff grades can be tabulated as follows:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in certain rare cases.

U.S. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

CutOff	Tonnes > Cutoff	Grade > Cutoff

%Zn	(tonnes)	Zn (%)	Cu (%)	Au (g/t)	Ag (g/t)
3.00	1,600,000	4.16	0.23	1.54	31.26
4.00	620,000	5.42	0.29	1.81	31.96

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
  Extensions of the interpreted high-grade Zn-Au zone at depth
  The deep footwall zone encountered by Rubicon in the 2000 drill program

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

The additional work program recommended for the Property would therefore be as follows:

Work Program	Description

Down-Hole Geophysics		$150,000
Diamond Drilling, Phase 1	5,000m @ $60/metre, all-in cost	$300,000
Metallurgical Testwork	To investigate potential for improved recoveries	$50,000
General & Admin		$25,000
Contingency, 10%		$25,000
TOTAL ESTIMATE		$550,000

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

Table 1 - Drill Results – Point Leamington, 2004 Phase One Drill Program

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

Regional government mapping and lithogeochemical sampling has indicated that the Property’s host volcanic stratigraphy extends well beyond the vicinity of the deposit. However, exploration on the Property is hindered by a lack of outcrop exposure of the prospective volcanic rocks that host the massive sulphide mineralization. An airborne geophysical survey, using a deep penetrating, electro-magnetic and magnetometer system to allow for extrapolation of the prospective stratigraphy and definition of additional exploration targets on the Property is planned. This survey, which would cover approximately 2,200 line kilometres at 100 metre line spacing, would cost approximately $325,000. Additional diamond drilling may be carried out upon completion and interpretation of the planned airborne survey to explore new geophysical targets and further expand the higher grade Zn-Au zones intersected in the 2004 Phase One drill program.

DESCRIPTION OF VANUATU, SOLOMON ISLANDS AND PAPUA NEW GUINEA PROPERTY

Through Cybele Resources we acquired a total of 1,555 square kilometres of exploration and prospecting licences in Vanuatu and the Solomon Islands. Cybele Resources has also made application for a further 4,418 square kilometres of exploration licences in Papua New Guinea (PNG) and 388 square kilometres in the Solomon Islands. Under the direction of Dr. Richard Henley, the prospective mineral licences have been targeted using leading-edge digital database technology as part of a program to identify and delineate major porphyry and epithermal gold systems in the South Pacific To date we have invested a total of $1.6 -million in Cybele Resources.

An experienced geological team has been assembled by Cybele Resources to conduct a phase one exploration program on the acquired licences which will include prospecting, reconnaissance geological mapping, geophysics and rock and soil geochemistry. Under the direction of Dr. Henley, the Cybele Resouce exploration programs will be supervised by Rob Smillie, vice-president exploration, and Andrew Allibone, chief geologist. Pursuant to an asset purchase agreement between Cybele Resources and Dr. Henley, Dr. Henley has been granted a 0.5% net smelter return royalty over production for properties that are generated from the digital database technology.

DESCRIPTION OF CARGO PROPERTY

Cybele Australia entered into a farm-in agreement with Sydney-based exploration company Golden Cross Operations Pty Ltd. (“GCO”) on their Cargo gold-copper project, New South Wales, Australia. GCO is a wholly owned subsidiary of publicly-listed Golden Cross Resources Ltd (ASX: GCR).

Under the terms of the agreement Cybele Australia can acquire a 70% direct interest in the Cargo Exploration License #5238 from GCO by spending AUD$5.0 million on exploration and development over 4 years. Cybele Australia has committed to a minimum AUD$250,000 expenditure in the first year of the agreement with subsequent annual minimum expenditures being at the election of Cybele as follows: Year 2: AUD$750,000, Year 3: AUD$1,500,000 and Year 4: AUD$2,500,000. Expenditures in excess of these amounts can be accumulated and carried forward. Once Cybele Australia confirms its 70% interest in the Cargo project, subsequent program budgets would be funded 70% by Cybele Australia and 30% by GCO, unless GCO elects to withdraw. In this event Cybele

Australia could acquire a further 30% interest from GCO and GCO would be entitled to a royalty from future production.

Project Location

The Cargo porphyry gold-Copper property is road accessible and is located approximately 35 km southwest of the city of Orange in central New South Wales, Australia. Cargo Exploration License (EL 5238) covers 60 square kilometres and is located within prospective Ordovician volcanic rocks of the Lachlan Fold Belt which contain several porphyry-related gold-copper deposits including the Cadia Hill-Ridgeway gold-copper mines operated by Newcrest Mining Limited. The Cadia Hill open pit and Ridgeway underground mines, located 13 km east of the Cargo property are one of Australia’s largest gold and copper mining operations with combined annual production of 614,832 ozs gold and 62,147 tonnes copper (Newcrest Mining 2006 Annual Report; gold and copper production for the 12 months ending June 30, 2006).

Geology and Mineralization

The Cargo property covers a portion of the Cargo Intrusive Complex, a suite of quartz monzonite and diorite stocks that intrude a sequence of Ordovician-aged andesitic volcanic rocks. The Cargo porphyry system is concentric and is characterized by a core of intrusive rocks containing copper and molybdenum mineralization and an outer arcuate zone of magnetite and pyrite-altered volcanic rocks containing gold-bearing hydrothermal breccias and quartz veins. Previous exploration on the Cargo property by Golden Cross and others has identified a number of near surface and deeper gold and copper targets that will be drill tested by Cybele during 2007.

Cybele Phase I Drill Program

Near Surface Target

The most intensely altered rocks at Cargo are located southeast and along strike of all the principal holes drilled to date. This untested area extends approximately 400 metres to the Essex Prospect where previous drilling returned gold intercepts including 4.1 g/t Au over 14 metres, 5.63 g/t Au over 9 metres and 9.53 g/t Au over 6 metres. Cybele Australia will complete up to 6 drill holes totaling 1650 metres to test for new zones and extensions of the known, near-surface gold and copper mineralization.

Deeper Targets

Geophysical surveys indicate that two zones of high relative magnetic susceptibility coincide with the most intensely altered rocks at surface on the Cargo property. These magnetic highs may be related to particularly intense potassic (magnetite) alteration similar to that which hosts the nearby Cadia Hill-Ridgeway gold-copper deposits. Previous shallow drilling in the vicinity of the magnetic anomalies has intercepted significant porphyry gold and copper mineralization with historic intercepts including 0.43% Cu, 0.23 g/t Au over 187 metres, and 0.50% Cu, 0.22 g/t Au over 108 metres. The magnetic highs located beneath these zones of intense alteration and goldcopper mineralization will be tested by two deep diamond drill holes totaling up to 1600 metres.

Cybele Australia is currently completing a thorough compilation of all technical data on the Cargo property including the investigation of additional zones of gold and copper mineralization. Cybele Australia began the RC and diamond drilling of high priority gold-copper targets on the Cargo property in March of 2007.

The Cargo RC drill program is targeting copper-gold mineralization associated with porphyry-style hydrothermal systems similar in character to the nearby Cadia Hill porphyry deposits and is an initial, near surface evaluation prior to undertaking a deeper diamond drill program planned for later this year. The RC program is a result of a structural re-interpretation of the Cargo property based on geological mapping undertaken in December, 2006.

The first RC drill target comprises the down-dip extensions of intensely altered, steeply dipping gold and copper-bearing hydrothermal breccias. These breccias lie within a broader 800 metre long northwest striking zone of sheared and altered diorites, dacite porphyries, and andesites. The second RC drill target comprises a large untested region measuring 300 metres by 350 metres within the northwest striking shear zone, and is designed to test for along-strike extensions of the mapped hydrothermal breccias. This second target is located 200 metres northeast of the Essex gold prospect.

RC drilling rock chip samples will be assayed for gold and copper at the ALS Chemex Laboratory facilities in Orange, NSW with results being reported after they have been received and compiled.

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

Our results of operations, presented in accordance with Canadian GAAP are summarized below and are stated in Canadian dollars. As we had no material assets and were inactive, financial data for the 2003 and 2002 fiscal years have not been included.

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
REVENUE	$0.00	$0.00	$0.00
EXPENSES
Audit and accounting	$64,161	$77,971	$32,605
Amortization	30,702	18,186	10,605
Bank Charges	1,664	1,446	660
Foreign exchange	(27,527)	2,123	441
Consulting Fees	135,247	103,108	63,000
Insurance	53,470	43,645	19,015
Legal fees	53,370	80,779	110,827
Marketing	537	24,540	46,569
Office, Postage and Printing	40,283	35,915	43,145
Rent	65,932	47,603	34,375
Research and development	3,579	68,413	-
Salaries and Wages	190,127	344,035	274,624
Salaries and Wages – Stock Compensation	630,890	675,317	824,517
Shareholder Relations	4,594	11,166	7,563
Telephone and Utilities	17,686	12,862	10,632
Trade Shows	5,514	12,663	14,467
Transfer Agent, Regulatory Fees	53,204	23,234	23,644
Travel	83,914	75,304	157,989
TOTAL EXPENSES	$(1,407,347)	$(1,658,310)	$(1,674,678)
Mineral properties written off	(74,938)	-	-
Property investigation	(324,959)	(290,693)	(102,098)
Interest Income	198,824	115,068	75,678
Non-controlling interest	(27,418)	(19,622)	-
LOSS FOR THE PERIOD	$(1,635,838)	$(1,853,557)	$(1,701,098)

Discussion of Operations and Financial Condition for the Year Ended December 31, 2006 and 2005

Our net loss for the year ended December 31, 2006 was $1,635,838 compared to $1,853,557 for 2005.

Components of our operating expenses are disclosed below.

Amortization

These expenses are attributable to amortization on our computer equipment and software, furniture and office equipment and leasehold improvements. The increase of amortization relates mainly to the amortization of computer equipment and software, furniture and office equipment in the set up of Cybele Resources. We also moved offices and sub-let its previous offices and as a result had a write off of leasehold improvements attributable to the previous office.

Audit and Accounting

We are now a reporting issuer under the United States Securities Exchange Act of 1934 and are required to prepare annual financial statements with U.S. GAAP reconciliation on an ongoing basis. Our financial statements now comply with both U.S. GAAP and GAAS. Audit and accounting fees are lower for 2006 as fees in 2005 included costs associated with us initially applying to become a reporting issuer.

Consulting Fees

We pay consulting fees to Endeavor Financial Corp. for services including, but not limited to, assistance in project evaluation and acquisition, as well as capital markets advice. Fees were increased during 2005 and this accounts for the increase both in 2005 and 2006. In addition, we began using a consultant for marketing purposes beginning in September 2006.

Insurance

Insurance costs include general office, equipment and director and officer liability insurance. These costs have increased as we have expanded operations internationally. Costs have also increased as we increased our insurance coverage.

Legal Fees

Legal fees are primarily attributable to our status as a publicly traded company in Canada. Legal fees are lower in 2006 compared to 2005 and 2004. Costs in 2004 and 2005 included costs incurred as we became more active in property review, due diligence and entering into various contracts and 2005 included costs associated with our initial application to become a U.S. reporting issuer.

Marketing

Marketing expenses include the production of marketing materials for presentations and the preparation of investor relations materials. Fees in 2006 are lower as we are no longer using the services of an investor relations firm.

Office, Postage and Printing

These costs generally include office, postage and printing costs associated with our leased premises. These costs have increased with our recent expansion internationally.

Rent

Rent includes rent payable in connection with our move to a larger head office in Vancouver, British Columbia and for our new offices in Australia.

Research and Development

We have allocated funds towards research and development of new and innovative exploration methods. The establishment of Cybele Resources resulted from this research and development activity and we are now actively engaged in exploration activities as reported above. The establishment of Cybele Resources resulted from this research and development activity and it is now actively engaged in exploration acitivities as reported above.

Salaries and Wages

Salaries and wages include salaries, wages and benefits payable to our President and CEO plus one employee and fees paid to our Chairman. These costs are lower for 2006 due to the function of our CEO being performed by our CFO.

Salaries and Wages – Stock Compensation

Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method. Relevant vesting schedules and the assumptions used for the fair value calculation can be seen in the financial statements. Overall stock-based compensation costs increased in 2006 as we granted options as well as options in our wholly-owned subsidiary to officers. A portion of these costs have been capitalized to resource properties.

Shareholder Relations

Shareholder relation expenses include costs to communicate with shareholders including annual general meeting material and news release dissemination and regulatory filings.

Telephone and Utilities

Telephone expenses include both those in office premises and for cellular phones and portable communications devices used by our personnel. Costs have increased with the addition of new employees offshore.

Trade Shows

Trade show expenses are for trade shows attended by us for the purpose of increasing our public profile.

Transfer Agent, Regulatory Fees

Transfer agent and regulatory fees include fees payable to the transfer agent and fees payable to securities regulatory authorities as a required by a public company in Canada. We split our share capital on a two for one basis in June and this partially accounts for the increase in regulatory fees during 2006.

Travel

Travel expenses include both business travel and travel related to our pursuit of financing opportunities.

Property Investigation

These expenses include travel to review projects, the hiring of consultants to review property data and the review of legal documentation and regulatory requirements.

Write off – mineral properties

The licence for property in Vanuata will not be renewed and the licence in the Solomons will be relinquished in 2007. The associated costs for these properties has been written off.

Interest Income

Interest income is attributable to interest earned on our liquid investments, including cash and cash equivalents. These funds are presently held in cash and cash equivalent investments pending expenditure on operations. The increase in interest income is due to the recent financing completed by us.

Net Loss

We will continue to incur losses until such time as an acquisition results in positive earnings.

Discussion of Operations and Financial Condition for the Year Ended December 31, 2005 and 2004

Our net loss for the year ended December 31, 2005 was $1,853,557 compared to $1,701,098 for 2004.

Components of our operating expenses are disclosed below.

Amortization

These expenses are attributable to amortization on our computer equipment and software, furniture and office equipment and leasehold improvements. We have a new lease agreement that expires in November 2007 and the leasehold improvement costs are amortized over the three year life of the lease.

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

Research and Development

We have allocated funds towards research and development of new and innovative exploration methods. As a result in November 2005 we invested $477,000 in Cybele Resources representing 95.08% of the issued and outstanding shares of Cybele Resources. Cybele Resources uses leading-edge digital database technology to identify and target major gold and copper exploration properties.

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

Salaries and Wages – Stock Compensation

Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method. Relevant vesting schedules and the assumptions used for the fair value calculation can be seen in the financial statements.

During the 2004 fiscal year, the we granted options to purchase up to 1,410,000 shares at exercise prices between $0.625 to $1.05 per share to our directors and officers. As at December 31, 2005, 1,310,000 of these options have vested. The total fair value of the options granted was calculated to be $1,094,939. Since options are granted under a vesting schedule, for the year $270,422 (2004 - $824,517) of fair value has been recorded in our accounts as salaries and wages - stock compensation expense.

During the 2005 year, we granted stock options of 1,830,000 to our directors and an employee. Each option entitles the holder to acquire one common share of the Company at exercise prices ranging from $0.50 to $0.60 per share, expiring March 4, 2010 to May 18, 2010. The total fair value of the options granted was calculated to be $444,008. As at December 31, 2005, 910,000 of these options were vested. Since options are granted under a vesting schedule, we recorded $636,605 in stock-based compensation expense in relation to these options during the 2005 year.

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

Working Capital

We had a working capital balance of $7,682,959 at December 31, 2006, compared with $5,079,861 at December 31, 2005.

In response to increased precious and base metal prices we completed a review of the Point Leamington Property during 2006 and began an AEM survey at Point Leamington. The balance of this survey will be completed during the first quarter of 2007. In addition, we anticipate that we will spend approximately $1.4 million during 2007 in general and administrative expenses pursuing our plan of operations. We will set additional costs for project evaluation as opportunities arise. We anticipate that we will be able to finance both our anticipated capital and operating expenses including work programs initiated by Cybele over the next twelve months using our current working capital.

Cash and Cash Equivalents

We had cash of $7,685,884 at December 31, 2006 compared to $5,045,242 at December 31, 2005. The liquid portion of the working capital consists of cash and cash equivalents held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. Management of these securities is conducted in-house and is based on investment guidelines approved by the Board. These investments are in conservative money market instruments that bear and carry a low degree of risk. The objective of these investments is to preserve funds for future operations.

Cash Used in Operating Activities

Cash used in operating activities was $865,557 for the twelve months ended December 31, 2006.

Cash Used in Investing Activities

We used $994,691 of cash in investing activities during the twelve months months ended December 31, 2006. Cash used in investing activities included the acquisition of $52,090 of property and equipment and $942,601 of mineral property costs in connection with our Point Leamington Property and recently acquired properties in southwest Pacific.

Financing Activities

We closed a non-brokered private placement financing consisting of 8.7 million units at a price of $0.52 per unit for gross proceeds of $4,524,000. Each unit consists of one common share and one-half of a common share purchase warrant. One full warrant will allow the holder to purchase one common share until January 12, 2008 at a price of $1.00 per share.

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

Trend Information

Other than the obligations under the Acquisition Agreement (as described in Item 4. Information on the Company – Business Overview and Item 5. Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations) there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity either increasing or decreasing at present or in the foreseeable future. We may require additional capital in the future to meet our acquisition payments and other obligations under property option agreements for those properties we consider worthy to incur continued holding and exploration costs upon. The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from our future business activities. We intend to utilize cash on hand in order to meet our obligations under property option agreements at least until December 31, 2007. It is unlikely that we will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, subsequent to December 31, 2005, we may need to raise additional capital by the issuance of equity. At this time, we have no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of filing there is a noted favorable trend with regard to the market for metal commodities and related companies; however, it is our opinion that our own liquidity will be most affected by the results of our exploration activities. The discovery of an economic mineral deposit on one of our exploration concessions may have a favorable effect on our liquidity, and conversely, the failure to find one may have a negative effect.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table outlines our contractual obligations as of December 31, 2006:

Contractual Obligations*	Total	2007	2008	2009	2010	2011	2012 and After
Operating lease for office rent	$518,423	$111,389	$114,251	$117,113	$117,113	$58,557	$Nil
Cargo Property	AUD$5,000,000	AUD$250,000	AUD$750,000	AUD$1,500,000	AUD$2,500,000	Nil	$Nil
TOTAL	$518,423 and AUD$5,000,000	$111,389 and AUD$250,000	$114,251 and AUD$750,000	$117,113 and AUD$1,500,000	$117,113 and AUD$2,500,000	$58,557	$Nil

* A description of the written agreement pursuant to which these obligations arise is contained in Item 4. Information on the Company – Business overview.

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

Under U.S. GAAP, we expensed all costs relating to the exploration of our exploration concessions prior to the establishment of proven and probable reserves. After that point, these costs are capitalized as development costs. When commercial production commences on any of our properties, any previously capitalized costs would be charged to operations using the unit-of-production method.

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

Management's Estimates

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

Recent U.S. Accounting Pronouncements

Please refer to Note 12e of the audited consolidated financial statements for the year ended December 31, 2006.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them. Each director's term of office expires at the next annual general meeting of shareholders.

Name, Age and Position	Principal Occupation During the Past 5 Years	Service as a Director /Officer
ROBERT BROWN, 38 President, CEO and Director	Manager, Exploration Business Development and Canadian Exploration, Barrick Gold Corp. (2003 to 2007); Manager, Exploration and Development Valuations (2001 to 2003)	Since March 2007
DAVID HEBERLEIN, 48 Vice-President, Exploration	Chief Geochemist, Exploration (2003 to 2007); General Manager, Barrick Exploraciones S.A. Argentin and Barrick Chile Ltd. (1995 to 2002)	Since March 2007
EDWARD FARRAUTO, 51 CFO and Director	Director, Bayridge Capital Corp. (1997 to present); CFO, Sonic Environmental Solutions Inc. (2002 to present).	Since December 2003
DOUGLAS B. FORSTER, 48 Director and Chairman	Director, Rubicon Minerals Corp. (1996 to 2005), Director, Radiant Communications Corp. (2000 to 2005), Director, Odyssey Resources Ltd. (2001 to 2004), and Director, Sonic Environmental Solutions Inc. (2002 to present). President, Quarry Capital Corp. (1994 to present).	Since December 2003
JOHN REYNOLDS, 65 Director	Senior Strategic Advisor, Lang Michener LLP., March 2006 to present, Leader of the Official Opposition for the Government of Canada, Official Opposition House Leader and Member of Parliament for the riding of the West Vancouver-Sunshine Coast- Sea to Sky Country from 1997 to January 2006.	Since March 2005
JEFFREY P. FRANZEN, 56 Director	President, Franzen Mineral Engineering Limited.	Since August 2004
BLAYNE JOHNSON, 49 Director	Businessman	Since May 2004
DAVID TOYODA, 39 Corporate Secretary	Associate Counsel, Boughton Law Corporation (2005 to present); Partner, Catalyst Corporate Finance Lawyers (1999 to 2005).	Since December 2003

The business background and principal occupations of our officers, directors, and senior management for the preceding five years are as follows:

Robert Brown (Age 38)

Mr. Brown has been involved in mineral exploration and the North American and European capital markets for the past 14 years. He holds his B.Sc. (Hons. Geology) from the University of Alberta and an MBA from the Rotman School of Business at the Univeristy of Toronto. From 1994 to 1998, Mr. Brown was a Mining Analyst at Yorkton Securities Inc., where he was responsible for reviewing gold, base metal, diamond and coal exploration and development projects. In 2000, Mr. Brown joined Barrick Gold Corp. where he held a number of management positions with Barrick including Manager, Exploration and Development Valuations and Financial Analyst,

Exploration. Prior to leaving Barrick, he held the senior position of Manager, Exploration Business Development and Canadian Exploration where he was responsible for managing Barrick’s Canadian and Alaskan advanced project evaluations, corporate acquisitions and exploration programs.

David Heberlein (Age 48)

Mr. Heberlein has been involved in the mineral exploration and mine development industry for the past 28 years. He holds his B.Sc. (Hons. Geology) from the University of Southampton, England, and his M.Sc., (Geology) from the University of British Columbia. Mr. Heberlein has world-wide experience in exploring for both precious and base metal deposits and has worked extensively in both North and South America. Prior to joining Barrick Gold Corp. in 1994, Mr. Heberlein worked as a senior project geologist with mine development companies including Metall Mining Corporation, Minnova Inc. and Esso Minerals Canada Limited. Mr. Heberlein held a number of senior management positions with Barrick including General Manager, Argentina & Chile Exploration with his most recent posting prior to leaving the company being Chief Geochemist, Exploration where he was responsible for supervising Barrick’s global geochemical exploration programs. Mr. Heberlein is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Douglas B. Forster (Age 48)

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

John Reynolds (Age 65)

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

Jeffrey P. Franzen (Age 56)

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

Edward Farrauto (Age 51)

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

Blayne Johnson (Age 49)

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

David Toyoda (Age 39)

Mr. Toyoda is an Associate Counsel at Boughton Law Corporation and was a Partner in the law firm of Catalyst Corporate Finance Lawyers. He completed his law degree and commerce degree with honours at the University of British Columbia in 1992, and was called to the British Columbia Bar in 1993. Mr. Toyoda is involved in coordinating corporate governance courses for Simon Fraser University and the TSX Venture Exchange.

Compensation

Our directors do not receive any cash compensation for services rendered in their capacity as our directors but instead are issued stock based compensation in the form of options. Certain information about compensation paid to our senior executive officers during the past three fiscal years is set out in the following table:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Position of Principal	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs(1) granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)	All Other Compen- sation (#)
Edward Farrauto, Former President and Chief Executive Officer, Chief Financial Officer and Director	2006 2005 2004	60,000 60,000 67,642	0 0 0	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dr. Sally L. Eyre Former Chief Executive Officer and Director(6)	2006 2005 2004	0 180,714 105,000	0 0	N/A 50,000(3)	Nil 500,000(4)	Nil Nil	Nil Nil	Nil Nil

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

Board Practices

Each of the directors continues to serve until the next annual general meeting unless his or her office is vacated earlier in accordance with our Articles or the provisions of the Business Corporations Act (British Columbia). Our next annual general meeting of shareholders will be held in May 2008. Our officers are elected by the board and serve at the board’s pleasure. We have not entered into service contracts with any of our directors. The Audit Committee, comprised of Mr. Forster, Mr. Franzen and Dr. Henley, meets once per quarter. The Audit Committee also meets periodically with management and the independent auditors to review financial reporting and control matters. The Audit Committee is responsible for reviewing with the independent auditors all of our financial statements to be submitted to the annual general meeting of our shareholders, prior to their consideration by the Board of Directors. The directors have also established a Compensation Committee comprised of Mr. Johnson, Mr. Forster and Mr. Franzen. This committee meets periodically and is responsible for ensuring the compensation levels and incentives are appropriate and makes recommendations to the board.

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

Employees

As of December 31, 2006, we had one full-time employee located in the Vancouver office. None of the employees are unionized.

Share Ownership

The following table shows the beneficial ownership of directors and senior management as of May 31, 2007.

Name and Title	Share Ownership (1)	% Share Ownership (2)
Robert Brown President, Chief Executive Officer and Director	1,500,000	3.04%
David Heberlein Vice-President, Exploration	1,000,000	2.03%
Edward Farrauto Chief Executive Officer, Chief Financial Officer

Name and Title	Share Ownership (1)	% Share Ownership (2)
and Director	1,269,400	2.57%
Douglas B. Forster Director	4,700,464	9.53%
Jeffrey P. Franzen Director	2,100,000	4.26%
John Reynolds Director	600,000	1.22%
Blayne Johnson Director	5,200,466	10.55%
David Toyoda Secretary	0,000	**
All Directors and Senior Management as a group	16,400,330	32.68%

** Less than one percent

Notes:
(1)          As of May 31, 2007, including options described in the table below as well as all warrants to purchase Common Shares.
(2)          Calculated based on a total of 49,512,916 Common Shares issued and outstanding as of May 31, 2007 and on the basis whereby only the options and warrants as held by the individual are added to the issued and outstanding number of shares thereby showing no effect to other possible anti-dilutive factors.

Stock Options

At our annual general meeting held on May 26, 2004, the shareholders adopted our Stock Option Plan (the “Stock Option Plan”). The effective date of the Stock Option Plan is April 29, 2004 being the date the Board approved the Stock Option Plan, and it will terminate on April 29, 2014. The following is a summary of the Stock Option Plan.

The maximum number of Common Shares reserved for issuance under the Stock Option Plan is 9,620,000 Common Shares. The Stock Option Plan will be administered by the Compensation Committee of our Board consisting of not less than two of its members. The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of us or a subsidiary of ours. The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Common Shares at the time the option is granted. Options under the Stock Option Plan will be granted for a term not to exceed five years from the date of their grant, provided that if we are then a “Tier 1” company listed on the Exchange, the term of the option will be not more than 10 years. Options granted under the Stock Option Plan will be subject to such vesting schedule the Compensation Committee may determine. In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule. Options are non-assignable and non-transferable, provided that they will be exercisable by an optionee’s legal heirs, personal representatives or guardians for up to six months following the death or termination of an optionee due to disability, or up to six months following the death of an employee if the employee dies within six months of termination due to disability. All such options will continue to vest in accordance with their original vesting schedule.

The following options were outstanding as at June 15, 2007:

Name	Position with Us	Number of Common Shares under Option	Exercise Price	Expiry Date

Name	Position with Us	Number of Common Shares under Option	Exercise Price	Expiry Date
Robert Brown	President, Chief Executive Officer and Director	1,500,000	$0.44	Mar 7/12
David Heberlein	Vice-President, Exploration	1,000,000	$0.44	Mar 7/12
Douglas B. Forster	Director	200,000	$0.50	May 18/10
Jeffrey P. Franzen	Director	400,000 200,000	$0.675 $0.50	Aug. 29/09 May 18/10
David Toyoda	Corporate Secretary	10,000 10,000 20,000	$0.125 $1.00 $0.50	Dec. 11/08 Apr. 29/09 May 18/10
John Reynolds	Director	400,000 200,000	$0.60 $0.50	Mar 4/10 May 18/10
Blayne Johnson	Director	600,000	$0.50	May 18/10
Consultants		300,000	$0.125	Dec. 11/08

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth, as of May 31, 2007, certain information with respect to the beneficial ownership of our Common Shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Common Shares, including options and warrants. Unless otherwise indicated by footnote, we believe that the beneficial owners of the Common Shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such Common Shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. We are not aware of any significant change in the percentage ownership held by any of these greater-than-5% shareholders during the past three years. The shareholders below have identical voting rights to the other shareholders.

Identity of Holder	Number of Common Shares	Percentage of Beneficially Owned
Douglas B. Forster	4,700,464	9.53%
Blayne Johnson	5,200,466	10.55%

United States Shareholders

As of June 1, 2007, we had 48 registered shareholders with addresses in the United States representing 3.13% of the then-issued and outstanding shares. In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

No Change in Control Arrangements

We are not aware of any arrangements, the operation of which may result in a change of control.

Related Party Transactions

None of our directors or senior officers, and no associates or affiliates of any of them is or has been materially indebted to us at any time. None of our experts or counsel was employed on a contingent basis or owns any shares which is material to such person.

As described above in “Item 4. History and Development of the Company,” in 2004 we entered into the Acquisition Agreement with Rubicon, pursuant to which we acquired the Property. Mr. Forster, our director and Chair, was reviewed as a director of Rubicon when the Acquisition Agreement was completed.

Pursuant to an Escrow Agreement dated the 10th day of December, 2003 between us, Computershare Investor Services Inc., Douglas B. Forster and Blayne Johnson, 4,800,465 Common Shares held by Messrs. Forster and Johnson are subject to escrow restriction. Pursuant to a second escrow agreement between us, Pacific Corporate Trust Company, Edward Farrauto and Dr. Richard Henley, 690,000 Common Shares held by Messrs. Farrauto and Henley are subject to escrow restriction. Subject to the terms of the escrow agreements, the escrow shares are subject to release over three years commencing from May 7, 2004. As of May 31, 2007, all shares have been released from escrow.

Our indirect subsidiary, Cybele, entered into an asset purchase agreement with Dr. Richard Henley, a former director, pursuant to which Dr. Richard Henley has been granted a 0.5% net smelter royalty over production for properties that are generated from the digital database technology prior to November, 2005.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our audited financial statements for each of the years in the three-year period ended December 31, 2004, 2005 and 2006 including our balance sheets, the statements of operations, of shareholders' equity and of cash flows and the notes to those statements and the auditors' report thereon, are included in this Form 20-F.

Dividend Policy

Payment of dividends on our shares is within the discretion of our Board and will depend upon our future earnings, our capital requirements and financial condition, and other relevant factors. We do not currently intend to declare any dividends for the foreseeable future.

Significant Changes

There have been no significant changes to our business since December 31, 2006 except as disclosed herein.

ITEM 9. THE OFFER AND LISTING

Price History

Our common shares have been listed and posted for trading on the TSX Venture Exchange (symbol: TLV) since October 5, 1994. From January 1, 2006 to December 31, 2006, the high-low stock range has been between $0.41 and $0.95. The closing price of our common shares on December 31, 2006 was $0.49. Currently, our Common Shares are not listed or traded on an exchange or stock market in the United States.

The annual high-low ranges for our common shares on the TSX Venture Exchange since 2002 are set out below.

Year	High	Low
2006	$0.95	$0.41
2005 (pre stock split)	$1.75	$1.05
2004 (pre stock split)	$2.75	$0.75
2003 (pre stock split)	$1.26	$0.04
2002 (pre stock split)	$0.15	$0.05

The quarterly high-low ranges for our common shares on the TSX Venture Exchange for the past two fiscal years and for the first quarter of fiscal 2006 are set out below.

Year	High	Low

Year	High	Low
2007
1st Quarter	$0.85	$0.40
2006
4th Quarter	$0.60	$0.41
3rd Quarter	$0.78	$0.57
2nd Quarter	$0.95	$0.40
1st Quarter (pre stock split)	$1.75	$1.05
2005
4th Quarter (pre stock split)	$1.50	$1.05
3rd Quarter (pre stock split)	$1.75	$0.81
2nd Quarter (pre stock split)	$1.25	$0.75
1st Quarter (pre stock split)	$1.25	$0.86

The monthly high-low ranges for our Common Shares on the TSX Venture Exchange since December 2006 are set out below.

Month	High	Low
December 2006	$0.41	$0.50
January 2007	$0.40	$0.50
February 2007	$0.42	$0.47
March 2007	$0.42	$0.84
April 2007	$0.70	$0.79
May 2007	$0.72	$0.60

At May 31, 2007, we had 49,562,916 Common Shares issued and outstanding and held by an estimated 196 owners of record.

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

As of December 31, 2006 our authorized and issued capital was as follows:

Authorized:	unlimited number of common shares without par value

Issued:	48,112,916 common shares (post stock split)

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

A director's term of office expires immediately prior to the next annual general meeting. In general, a director who is, in any way, directly interested in an existing or proposed contract or transaction with us, whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Generally, such director shall not vote in respect of any such contract or transaction and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum presented at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on our behalf (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligation; or (c) mortgage, charge or give other security on the whole or any part of our property and assets.

Shareholders

An annual general meeting shall be held once in every calendar year and within 15 months of the last annual general meeting at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two members or two proxyholders representing members, or a combination thereof, holding not less then 5% of the issued and outstanding shares entitled to be voted at the meeting. We believe there is no limitation imposed by the laws of British Columbia or by the Notice of Articles or Articles on the right of a nonresident to hold or vote the Common Shares.

Material Contracts

We have entered into the following material contracts during the past two fiscal years:

1.	Option Agreement between us and Rubicon dated February 16, 2004 described above. See Item 4. Information on Us – Acquisition of Point Leamington Property.

2.	Agreement between us and Endeavour dated December 12, 2003 described above. See Item 4. Information on Us- Strategic Consulting Agreements.

3.	Agreement between us and Orogen Holding (BVI) Limited dated December 11, 2003 described above. See Item 4. Information on Us- Strategic Consulting Agreements.

4.

Escrow Agreement among us, Computershare Investor Services Inc., Douglas Forster and Blayne Johnson dated December 10, 2003 described above. See Item 7. Major Shareholders and Related Party Trasactions – Related Party Transactions.

5.

Escrow Agreement among us, Pacific Corporate Trust Company, Edward Farrauto and Dr. Richard Henley dated May 7, 2004 described above. See Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.

6.

Stock Option Agreements dated December 11, 2003 between us and each of Edward Farrauto, Douglas B. Forster, Dr. Richard Henley, David Toyoda, and Endeavour Financial Corp. See item 6. Directors, Senior Management and Employees – Stock Options described above.

7.	Jeffrey P. Franzen’s Stock Options dated September 29, 2004. See item 6. Directors, Senior Management and Employees – Stock Options described above.

8.	David Toyoda’s Stock Options dated April 29, 2004. See item 6. Directors, Senior Management and Employees – Stock Options described above.

9.	John Reynolds’ Stock Options dated March 4, 2005. See item 6. Directors, Senior Management and Employees – Stock Options described above.

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

14.	Asset Purchase Agreement between us and Dr. Richard Henley dated November 2005. See item 4. Information on Us – Business Overview.

15.	Farm-In Cargo Agreement dated December 6, 2006 between our subsidiary Cybele Resources (Australia) Pty Ltd. and Golden Cross Operations Pty Ltd.

16.	Employment Agreement between us and Robert Brown dated March 7, 2007.

17.	Employment Agreement between us and David Heberlein dated March 7, 2007.

18.	Stock Option Agreements dated March 7, 2007 between us and each of Robert Brown and David Heberlein. See item 6. Directors, Senior Management and Employees – Stock Options described above.

Exchange Controls

We do not believe there are any decrees or regulations under the laws of British Columbia or Canada applicable to us restricting the import or export of capital or affecting the remittance of dividends or other payments to non-

resident holders of our Common Shares, other than for the withholding of taxes. There are no restrictions under our Notice of Articles or Articles that limits the right of non-resident owners to hold or vote our Common Shares or to receive dividends thereon. We are organized under the laws of British Columbia. There is uncertainty as to whether the Courts of British Columbia would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in British Columbia Courts against us or such persons predicated upon the federal securities laws of the United States.

There is no limitation imposed by the laws of Canada or our Notice of Articles or Articles on the right of a nonresident to hold or vote the Common Shares, other than as provided in the Investment Act (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the Common Shares.

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

Canadian Federal Income Tax Consequences

The following is a summary of the material Canadian federal income tax considerations, as of the date hereof, generally applicable to security holders who deal at arm's length with us, who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held Common Shares, to whom such Common Shares are capital property, and to whom such Common Shares are not “taxable Canadian property” (as defined in the Canadian Tax Act). This summary does not apply to a non-resident insurer.

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

Generally, Common Shares will not be “taxable Canadian property” at a particular time provided that such Common Shares are listed on a prescribed stock exchange (which proposed legislation includes the TSX Venture Exchange), the holder does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of our capital stock at any time within sixty months preceding the particular time.

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

Distributions on Common Shares of the Company

U.S. Holders, who do not fall under any of the provisions contained within the “Other Considerations for U.S. Holders” section, and receiving dividend distributions (including constructive dividends) with respect to Common Shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that our distributions exceed current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Foreign Tax Credit

A U.S. Holder, who does not fall under any of the provisions contained within the “Other Considerations for U.S. Holders” section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source taxable income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic (U.S.) sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by us will generally constitute foreign source “passive income” or, in the case of U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares are urged to consult their own tax advisors regarding their individual circumstances.

Disposition of our Common Shares

A U.S. Holder, who does not fall under any of the provisions contained within the “Other Considerations for U.S. Holders” section, and will recognize gain or loss upon the sale of Common Shares of equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the Common Shares. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless we were to become a controlled foreign corporation. For the effect on us becoming a controlled corporation, see “Controlled Foreign Company Status” below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat us as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

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

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if we are a controlled foreign corporation (“CFC”), the Holder's pro rata share of the corporation's earnings and profits. (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

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

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct the lesser of any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year, or the “unreversed inclusions” with respect to the PFIC stock (the net mark-to-market gains on the stock that the Holder included in income in prior tax years).

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

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

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

If PFIC stock is owned by a Controlled Foreign Company (“CFC”) (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

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

Elimination of Overlap between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

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

Documents on Display

Any documents referred to in this Annual Report on Form 20-F may be inspected at our principal office located at Suite 1250 – 999 West Hastings Street, Vancouver, British Columbia, Canada, V6C 2W2 during normal business hours.

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

We anticipate that our primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if we are required to use different currencies for various aspects of our operations. At present, our functional currency is the Canadian dollar. Based on our overall exchange rate risk as at December 31, 2006, we believe that a ten percent change in exchange rates would not have a material adverse effect on our financial position, results of operations, or changes in financial position. We intend to monitor our exchange rate risk and take reasonable steps to reduce our exposure. We do not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS
OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2006, being the date of our most recently completed fiscal year end. This evaluation was carried out under the supervision and the participation of our Chief Executive Officer and Chief Financial Officer, Edward Farrauto. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in our periodic SEC filings. There have been no changes in our disclosure controls or in other factors that significantly affected or could significantly affect disclosure controls subsequent to the date we carried out the evaluation.

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

During our most recently completed financial year ended December 31, 2006, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we do not have an "audit committee financial expert" serving on the audit committee of our board of directors at this time. We do not have an audit committee financial expert on our audit committee as we are still in the early stages of the growth of our business. We anticipate trying to select an appropriate candidate for our board of directors and audit committee who would meet the definition of an audit committee financial expert as our business matures.

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

	Year ended	Year ended
Fees and Services	December 31, 2006	December 31, 2005
	(1)	(1)

Audit Fees (a)	$$9,449.82	$68,658.00
Tax Fees (b)	Nil	1,145.75
All other Fees	Nil	3,203.43
	$$9,449.82	$$73,007.18

(a)

Audit fees consist of services provided by our auditors in relation to quarterly reviews of the interim consolidated financial statements. In addition, it also includes our auditor’s fees in relation to the Form 20-F registration process.

(b)	Tax fees include our auditor’s fees in relation to the completion of our corporate tax returns.

Notes:
(1) These fees were paid to Staley Okada & Partners, Chartered Accountants, the predecessor auditor for the Company.

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

As 2006 was the first year of the Audit Committee pre-approval process, only the audit and tax services rendered in the year ended December 31, 2006 were pre-approved by the Audit Committee. There were no waivers of the audit committee pre-approval process in 2006.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases made by or on behalf of us or any “affiliated purchaser” of our equity securities.

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements of Calibre Mining Corp. are filed as part of this Annual Report.

The following Financial Statements are filed as part of this Annual Report, together with the Reports of the Independent Auditors:

Exhibit Reference #
Calibre Mining Corp.
N/A	Report of Independent Auditors
N/A	Balance Sheets
N/A	Statements of Operations
N/A	Statements of Shareholders' Equity
N/A	Statements of Cash Flows
N/A	Notes to the Financial Statements

TLC VENTURES CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(Expressed in Canadian Funds)

April 23, 2007

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management’s judgment. Management maintains an appropriate system of internal control to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

“Edward Farrauto”

Edward Farrauto, Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of TLC Ventures Corp.

We have audited the consolidated balance sheet of TLC Ventures Corp. (the “Company”) as at December 31, 2006 and the consolidated statements of changes in stockholders’ equity, loss and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the years ended December 31, 2005 and 2004 were audited by other auditors who expressed an opinion without reservation on those statements in each of their reports dated February 6, 2006 and January 14, 2005 respectively.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
April 23, 2007

TLC Ventures Corp.	Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheets
As at December 31
Canadian Funds

ASSETS	2006	2005
Current
Cash and cash equivalents	$7,685,884	$5,045,242
Amounts receivable	56,264	17,398
Prepaid, deposits and advances	280,613	78,248
	8,022,761	5,140,888

Property and Equipment (Note 4)	104,878	52,279
Mineral Property Costs – Schedule (Note 5)	2,313,600	974,587

	$10,441,239	$6,167,754

LIABILITIES
Current
Accounts payable	$18,791	$34,775
Accrued liabilities	282,711	25,000
Due to related parties (Note 8a)	38,300	1,252
	339,802	61,027

Non-Controlling Interest – Cybele Resources Inc. (Note 6)	47,100	19,682

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)	17,914,241	13,780,170
Contributed Surplus - Statement 2	3,086,706	1,617,647
Deficit - Statement 2	(10,946,610)	(9,310,772)
	10,054,337	6,087,045
	$10,441,239	$6,167,754

ON BEHALF OF THE BOARD:

“Edward Farrauto”	,	Director
“Douglas Forster”	,	Director

- See Accompanying Notes -

TLC Ventures Corp.	Statement 2
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended December 31
Canadian Funds

	Common Shares
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total
Balance – December 31, 2003	8,704,001	$5,605,372	$133,239	$(5,756,117)	$(17,506)
Issuance of shares for cash	10,300,000	7,875,000	-	-	7,875,000
Issuance of shares for mineral property	150,000	202,500	-	-	202,500
Issuance of shares for finder’s fees	300,000	-	-	-	-
Shares issuance costs	-	(47,278)	-	-	(47,278)
Stock compensation expense	-	-	824,517	-	824,517
Loss for the year	-	-	-	(1,701,098)	(1,701,098)
Balance – December 31, 2004	19,454,001	13,635,594	957,756	(7,457,215)	7,136,135
Issuance of shares for cash	102,500	27,900	-	-	27,900
Issuance of shares for mineral property	75,000	101,250	-	-	101,250
Stock compensation expense	-	-	675,317	-	675,317
Fair value of options exercises	-	15,426	(15,426)	-	-
Loss for the period	-	-	-	(1,853,557)	(1,853,557)
Balance – December 31, 2005	19,631,501	13,780,170	1,617,647	(9,310,772)	6,087,045
Issuance of shares for mineral property	75,000	101,250	-	-	101,250
Issuance of shares per stock split (Note
7b)	19,706,415	-	-	-	-
Issuance of shares for cash	8,700,000	4,032,821	468,069	-	4,500,890
Stock compensation expense	-	-	630,890	-	630,890
Stock compensation included in
Mineral Property costs	-	-	370,100	-	370,100
Loss for the period	-	-	-	(1,635,838)	(1,635,838)

Balance – December 31, 2006	48,112,916	$17,914,241	$3,086,706	$(10,946,610)	$10,054,337

- See Accompanying Notes -

TLC Ventures Corp.	Statement 3
(An Exploration Stage Company)
Consolidated Statements of Loss
For the Years Ended December 31
Canadian Funds

	2006	2005	2004

Expenses
Amortization	$30,702	$18,186	$10,605
Audit and accounting fees	64,161	77,971	32,605
Bank charges	1,664	1,446	660
Consulting fees	135,247	103,108	63,000
Foreign exchange loss (gain)	(27,527)	2,123	441
Insurance	53,470	43,645	19,015
Legal fees	53,370	80,779	110,827
Marketing	537	24,540	46,569
Office, postage and printing	40,283	35,915	43,145
Rent	65,932	47,603	34,375
Research and development	3,579	68,413	-
Salaries and wages	190,127	344,035	274,624
Salaries and wages – Stock compensation	630,890	675,317	824,517
Shareholder relations	4,594	11,166	7,563
Telephone and utilities	17,686	12,862	10,632
Trade shows, conferences	5,514	12,663	14,467
Transfer agent, regulatory fees	53,204	23,234	23,644
Travel	83,914	75,304	157,989
	(1,407,347)	(1,658,310)	(1,674,678)
Other Income (Expenses)
Property investigation	(324,959)	(290,693)	(102,098)
Write off – mineral properties	(74,938)	-	-
Interest income	198,824	115,068	75,678
Non-controlling interest	(27,418)	(19,622)	-
Loss for the Year	$(1,635,838)	$(1,853,557)	$(1,701,098)

Loss per share – Basic and Diluted	$(0.04)	$(0.05)	$(0.05)

Weighted Average Number of Common Shares Outstanding	43,295,482	39,099,592	33,942,156

- See Accompanying Notes -

TLC Ventures Corp.	Statement 4
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the Years Ended December 31
Canadian Funds

Cash Resources Provided By (Used in)	2006	2005	2004

Operating Activities
Loss for the year	$(1,635,838)	$(1,853,557)	$(1,701,098)
Items not affecting cash:
Amortization	30,702	18,186	10,605
Write off – mineral properties	74,938	-	-
Non-controlling interest	27,418	19,622	-
Stock-based compensation	630,890	675,317	824,517

Net changes in non-cash working capital components:
Amounts receivable	(38,866)	80,833	(97,233)
Accounts payable/accrued liabilities/due to related parties	247,564	16,313	26,399
Prepaid expenses	(202,365)	(6,743)	(71,505)
	(865,557)	(1,050,029)	(1,008,315)

Investing Activities
Property and equipment acquired	(52,090)	(12,791)	(68,279)
Mineral property costs	(942,601)	(112,116)	(558,721)
	(994,691)	(124,907)	(627,000)

Financing Activities
Cash received for shares – net of issuance costs	4,500,890	27,900	7,367,722
	4,500,890	27,900	7,367,722

Net Increase (Decrease) in Cash and Cash Equivalents	2,640,642	(1,147,036)	5,732,407
Cash and Cash Equivalents – Beginning of Year	5,045,242	6,192,278	459,871
Cash and Cash Equivalents – End of Year	$7,685,884	$5,045,242	$6,192,278

Schedule of Non-Cash Investing and Financing Activities
Shares issued for mineral property	$101,250	$101,250	$202,500
Stock compensation costs recorded in share capital	$630,890	$675,317	$824,517
Stock compensation costs recorded in mineral property costs	$370,100	$-	$-
Acquisition of property and equipment included in accounts payable	$31,211	$-	$-

Supplemental Cash Flow Disclosure:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$-	$-	$-

- See Accompanying Notes -

TLC Ventures Corp.	Schedule
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
For the Years Ended December 31
Canadian Funds

	2006	2005	2004

Acquisition costs
Cash – option payments	$75,000	$50,000	$125,000
Shares – option payments	101,250	101,250	202,500
	176,250	151,250	327,500

Deferred exploration expenditures
Assaying	-	982	15,465
Camp and general	-	2,389	28,460
Drilling	-	-	194,229
Equipment rental	8,163	214	27,486
Geological consulting	681,911	25,911	127,762
Geophysical	222,064	11,287	14,486
Mineral claim maintenance	47,671	21,333	25,833
Administration	168,263	-	-
Travel	109,629	-	-
	1,237,701	62,116	433,721

Costs for the Year	1,413,951	213,366	761,221
Write off – mineral properties	(74,938)	-	-
Balance – Beginning of year	974,587	761,221	-
Balance – End of Year	$2,313,600	$974,587	$761,221

- See Accompanying Notes -

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
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

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out in Note 12, these consolidated financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

2.	Significant Accounting Policies

a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and of Cybele Resources Inc. (“Cybele”) and Cybele’s subsidiary Cybele Resources (Australia) Pty. Ltd., (“Cybele Australia”). TLC acquired 95% of Cybele on October 31, 2005. Cybele is a British Columbia company incorporated April 18, 2005. It was inactive from incorporation until October 31, 2005. This was accounted for under the purchase method of accounting. Cybele Australia is an Australian company incorporated on November 28, 2005. During the period, Cybele incorporated Cybele (Vanuatu) Ltd., Cybele (PNG) Ltd., and Cybele (Solomon Islands) Limited. All intercompany balances and transactions have been eliminated upon consolidation.

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

The recoverability of the amount capitalized for the undeveloped resource properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to farm out its mineral properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

2.	Significant Accounting Policies – Continued

c)	Mineral Properties and Deferred Exploration Expenditures - Continued

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

g)	Share Capital

i)	The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

ii)	Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

iii)

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis on relative fair values as follows: the fair value of common shares is based on the market close on the date the units are issued; and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

2.	Significant Accounting Policies – Continued

h)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options at the date of the grant is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. For non- employees, the fair value of the options is measured on the earlier of the date at which the counterpart performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

i)	Loss per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

j)	Management's Estimates

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

k)	Asset Retirement Obligations

CICA Handbook Section 3110, Asset Retirement Obligations requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

As at December 31, 2006, the Company does not have any Asset Retirement Obligations.

3.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

4.	Property and Equipment

			Net Book
		Accumulated	Value
	Cost	Amortization	2006
Computer equipment and software	$48,162	$(18,317)	$29,845
Furniture and office equipment	80,448	(5,415)	75,033
	$128,610	$(23,732)	$104,878

			Net Book
		Accumulated	Value
	Cost	Amortization	2005
Computer equipment and software	$36,274	$(11,270)	$25,004
Furniture and office equipment	19,918	(5,648)	14,270
Leasehold improvements	24,878	(11,873)	13,005
	$81,070	$(28,791)	$52,279

5.	Mineral Property Costs

Details are as follows:

			Total	Total
			December	December
		Deferred	31,	31,
	Acquisition	Exploration	2006	2005

Point Leamington Property	$655,000	$761,076	$1,416,076	$974,587
International	-	972,462	972,462	-
Write off – mineral properties	-	(74,938)	(74,938)	-
	$655,000	$1,658,600	$2,313,600	$974,587

		Deferred	Total	Total
	Acquisition	Exploration	2005	2004
Point Leamington Property	$478,750	$495,837	$974,587	$761,221

a)	Point Leamington Property, Newfoundland, Canada

Pursuant to a letter agreement dated February 13, 2004 with Rubicon Minerals Corporation (“Rubicon”) the Company acquired a 100% interest in the Point Leamington deposit and Mining Lease, located in Newfoundland, Canada. As consideration, the Company issued 600,000 common shares and paid $250,000

There is a 2% Net Smelter Return Royalty on the property held by third parties.

In addition, the Company acquired an additional 1,044 claims in the vicinity of its Point Leamington Mining Lease for a total cost of $62,640.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

5.	Mineral Property Costs – Continued

b)	International

The Company has acquired one Exploration License and two Prospecting Licenses in Vanuatu and three Prospecting Licenses in the Solomon Islands. All licenses require the Company to meet minimum exploration expenditure requirements.

c)	Cargo Farm-in and Joint Venture Agreement

The Company has entered into a Farm-in and Joint Venture Agreement dated December 19, 2006 with Golden Cross Operations Pty. Ltd. (“Golden”) covering Exploration Licence 5238 (“Cargo Licence”) located in New South Wales, Australia. Under the terms of the agreement the Company can acquire a 70% direct interest in the Cargo License from Golden by spending AUD$5.0 million on exploration and development over 4 years. The Company has committed to a minimum AUD$250,000 expenditure in the first year (ending November 28, 2007) of the agreement with subsequent annual minimum expenditures being at the election of the Company as follows: Year 2: AUD$750,000, Year 3: AUD$1,500,000 and Year 4: AUD$2,500,000. Expenditures in excess of these amounts can be accumulated and carried forward. Once the Company confirms its 70% interest in the Cargo Licence, subsequent program budgets would be funded 70% by the Company and 30% by Golden unless Golden elects to withdraw. In this event the Company could acquire a further 30% interest from Golden and Golden would be entitled to a Net Smelter Return (“NSR”) royalty from future production. The NSR royalty shall be 0.33% in the first year after commencement of production, 0.67% in the second year, 1.33% in the third year and 2.0% in the fourth year and thereafter, provided that if the average daily gold price during any quarter within the first three years is above US$650/oz, an additional 0.33% shall be payable in respect of that quarter.

6.	Cybele Resources Inc.

During 2005 the Company invested $477,000 in Cybele representing 95.08% of the issued and outstanding shares of Cybele. On November 7, 2005 Cybele purchased, from a director of the Company, intellectual property used for the construction and manipulation of digital databases in order to identify gold and copper properties and define priority targets. As consideration, Cybele must pay a 0.5% Net Smelter Return royalty on certain properties identified by the intellectual property. As no properties are producing ore at this time, no consideration has been paid. Should there be payments made, it will be treated, for accounting purposes, as period costs.

During 2006, the Company purchased an additional 1.22% of Cybele for consideration of US$1,000,000 bringing the Company’s ownership to 96.30% . TLC now owns 15,600,000 common shares out of a total of 16,200,000 commons shares of Cybele. The balance of the common shares are held by Cybele management. As part of the financing into Cybele, the Company granted 2,000,000 warrants to purchase additional Cybele shares for US$0.25 until June 2008.

Since the Company does not own 100% of Cybele, there is a non-controlling interest which is recorded at carrying value. This amount is then adjusted for period costs by the non-controlling interest’s portion of the income/(loss).

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

6.	Cybele Resources Inc. – Continued

Details are as follows:

Total net assets of Cybele at December 31, 2006	$1,675,481
Multiplied by the non-controlling interest – 3.70%	61,993
2005 loss allocated to non-controlling interest	(2,817)
2006 loss allocated to non-controlling interest	(12,076)
Total non-controlling interest - Cybele	$47,100

7.	Share Capital

a)	Authorized: Unlimited number of common shares without par value.

b)	Stock split

Pursuant to a special shareholder resolution, the Company affected a 2 new for 1 old stock split on June 15, 2006. All comparative number of shares, options and warrants as well as the weighted average shares outstanding and net loss per share figures have been presented reflecting the stock split.

c)	Share issuance

The Company issued by way of a non-brokered private placement financing 8.7 million units at a price of $0.52 per unit for gross proceeds of $4,524,000. Each unit consists of one common share and one-half of a common share purchase warrant. One full warrant will allow the holder to purchase one common share in the Company until January 12, 2008 at a price of $1.00 per share.

The fair value attributable to the common shares and warrants was $4,032,821 and $468,069 respectively.

Assumptions
Risk-free interest rate	4.27%
Expected stock price volatility	60.37%
Expected dividend yield	0.00%
Expected life of warrants	18 months

d)	Share Purchase Options

i)

The Company has established a share purchase option plan whereby the Board of Directors, may from time to time, grant options to directors, officers, employees or consultants to a maximum of 7,780,000 options. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s Board of Directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

7.	Share Capital – Continued

d)	Share Purchase Options – Continued

i) - Continued

Options granted to directors, officers and employees vest according to the following schedule:

25% - on grant date
25% - six months after grant date
25% - twelve months after grant date
25% - eighteen months after grant date

ii)	A summary of the Company’s options at December 31, 2006 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31			Expired or	December 31
Price	2005	Granted	Exercised	Cancelled	2006	Expiry date
$0.125	1,910,000	-	-	-	1,910,000	December 11, 2008
$1.05	600,000	-	-	(600,000)	-	March 15, 2009
$1.00	10,000	-	-	-	10,000	April 29, 2009
$0.90	400,000	-	-	(400,000)	-	May 11, 2009
$0.675	400,000	-	-	-	400,000	August 29, 2009
$0.60	400,000	-	-	-	400,000	March 4, 2010
$0.50	1,420,000	-	-	-	1,420,000	May 18, 2010
$0.75	-	50,000	-	-	50,000	January 26, 2011
$0.625	-	50,000	-	-	50,000	April 27, 2011
$0.625	-	1,000,000	-	-	1,000,000	June 9, 2011
$0.65	-	50,000	-	-	50,000	June 19, 2011
	5,140,000	1,150,000	-	(1,000,000)	5,290,000

Weighted average
exercise price	$0.48	$0.63	-	$0.99	$0.41

Average
		Weighted	remaining
	Number of	Average	contractual
Details	Options	Exercise Price	life in years	Expiry
Vested as at				December 11, 2008 to
December 31, 2006	4,715,000	$0.39	2.85	June 19, 2011
Outstanding as at				December 11, 2008 to
December 31, 2006	5,290,000	$0.41	3.02	June 19, 2011

The exercise price and number of options have been adjusted to reflect the 2:1 stock split on June 15, 2006.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

7.	Share Capital – Continued

d)	Share Purchase Options – Continued

ii) - Continued

A summary of the Company’s options at December 31, 2005 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31			Expired or	December 31
Price	2004	Granted	Exercised	Cancelled	2005	Expiry date
$0.125	2,110,000	-	(200,000)	-	1,910,000	December 11, 2008
$1.05	600,000	-	-	-	600,000	March 15, 2009
$1.00	10,000	-	-	-	10,000	April 29, 2009
$0.90	400,000	-	-	-	400,000	May 11, 2009
$0.675	400,000	-	-	-	400,000	August 29, 2009
$0.60	-	400,000	-	-	400,000	March 4, 2010
$0.58	-	10,000	(5,000)	(5,000)	-	April 11, 2010
$0.50	-	1,420,000	-	-	1,420,000	May 18, 2010
	3,520,000	1,830,000	(205,000)	(5,000)	5,140,000

Weighted average
exercise price	$0.435	$0.52	$0.135	$0.58	$0.48

	Number of	Weighted Average
	Options	Exercise Price	Expiry
Vested as at December 31, 2005	4,130,000	$0.465	December 11, 2008 to May 18, 2010

A summary of the Company’s options at December 31, 2004 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31			Expired or	December 31
Price	2003	Granted	Exercised	Cancelled	2004	Expiry date
$0.125	2,110,000	-	-	-	2,110,000	December 11, 2008
$1.05	-	600,000	-	-	600,000	March 15, 2009
$1.00	-	10,000	-	-	10,000	April 29, 2009
$0.90	-	400,000	-	-	400,000	May 11, 2009
$0.675	-	400,000	-	-	400,000	September 29, 2009
	2,110,000	1,410,000	-	-	3,520,000
Weighted average
exercise price	$0.125	$0.90	-	-	$0.435

	Number of	Weighted Average
	Options	Exercise Price	Expiry
			December 11, 2008 to
Vested as at December 31, 2004	3,093,480	$0.39	September 29, 2009

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

7.	Share Capital – Continued

d)	Share Purchase Options – Continued

ii)	- Continued

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

iii)

During the 2004 fiscal year, the Company granted options to purchase up to 1,410,000 shares of the Company at exercise prices between $0.675 to $1.05 per share to directors and officers of the Company. As at December 31, 2006, 410,000 of these options have vested and the balance of 1,000,000 were cancelled. The total fair value of the options granted was calculated to be $1,094,939. Since options are granted under a graded vesting schedule for the year $24,614 (2005 - $245,808, 2004 - $824,517) of fair value has been recorded in the Company’s accounts as salaries and wages - stock compensation expense. The offsetting entry is to contributed surplus.

iv)

During the 2005 fiscal year, the Company granted stock options of 1,830,000 to directors and an employee of the Company. Each option entitles the holder to acquire one common share of the Company at exercise prices ranging from $0.50 to $0.60 per share, expiring March 4, 2010 to May 18, 2010. The total fair value of the options granted was calculated to be $444,008. As at December 31, 2006, 1,820,000 of these options were vested, 5,000 of these options were exercised and 5,000 options were cancelled. Since options are granted under a graded vesting schedule, the Company recorded $240,309 (2005 - $203,699) in stock-based compensation expense in relation to these options during the current year.

v)

During the 2006 fiscal year, the Company granted stock options of 1,150,000 to employees and consultants of the Company. Each option entitles the holder to acquire one common share of the Company at exercise prices ranging from $0.625 to $0.75 per share, expiring January 26, 2011 to June 19, 2011. The total fair value of the options granted was calculated to be $568,206. As at December 31, 2006, 575,000 of these options vested. Since options are granted under a graded vesting schedule, the Company recorded $154,549 in stock- based compensation expense and $153,966 has been recorded as mineral property costs in relation to these options during the current period.

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes option pricing model with the following assumptions:

	2006	2005	2004
Average risk free interest rate	4.23%	3.35%	3.79%
Average expected option life	3 years	3 years	5 years
Stock volatility – based on trading history	136.24%	162.25%	154.81%
Dividend payments during life of option	Nil	Nil	Nil

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

7.	Share Capital – Continued

d)	Share Purchase Options – Continued

vi)

During the 2005 fiscal year, Cybele granted 410,000 stock options to directors and officers of Cybele. Each option entitles the holder to acquire one common share of Cybele at an exercise price of $0.25USD per share, expiring November 7, 2010. The total fair value of the options granted was calculated to be $118,961. The Company recorded $19,796 (2005 - $38,712) in stock-based compensation expense and $24,512 has been recorded as mineral property costs in relation to these options during the current year.

vii)

During the year, Cybele granted 1,200,000 stock options to directors and officers of Cybele. Each option entitles the holder to acquire one common share of Cybele at an exercise price of $0.25 USD per share, expiring June 9, 2011. The total fair value of the options granted was calculated to be $724,017. The Company recorded $191,622 in stock-based compensation expense and $191,622 has been recorded as mineral property costs in relation to these options for the year ended December 31, 2006.

In a recent continuous disclosure view, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is different from the functional currency of the entity. The SEC’s view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. A recent meeting of the FASB considered the SEC’s view and the FASB have recommended that Companies be allowed to implement this accounting in a future year, as an accounting change. The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

A summary of the Cybele’s options at December 31, 2006 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31			Expired or	December 31
Price	2005	Granted	Exercised	Cancelled	2006	Expiry date
$0.25USD	410,000	-	-	-	410,000	November 7, 2010
$0.25USD	-	1,200,000	-	-	1,200,000	June 9, 2011
	410,000	1,200,000	-	-	1,610,000
Weighted average
exercise price	$0.25USD	$0.25USD	$-	$-	$0.25USD

	Number of	Weighted Average
	Options	Exercise Price	Expiry
Vested as at December 31, 2006	907,500	$0.25USD	November 7, 2010 to June 9, 2011

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

7.	Share Capital – Continued

vii)	– Continued

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Average risk free interest rate	4.25%	3.86%
Average expected option life	3 years	3 years
Stock volatility – based on trading history	135.92%	147.91%
Dividend payments during life of option	Nil	Nil

viii)

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

e)	Share Purchase Warrants

As at December 31, 2006, the following share purchase warrants are outstanding:

	Outstanding				Outstanding
Exercise	December 31			Expired or	December 31
Price	2005	Issued	Exercised	Cancelled	2006	Expiry date
$0.75	600,000	-	-	(600,000)	-	September 29, 2006
$1.00	-	4,350,000	-	-	4,350,000	January 12, 2008
	600,000	4,350,000	-	(600,000)	4,350,000
Weighted average
exercise price	$0.75	$1.00	-	$0.75	$1.00

As at December 31, 2005, the following share purchase warrants are outstanding:

	Outstanding				Outstanding
Exercise	December 31			Expired or	December 31
Price	2004	Issued	Exercised	Cancelled	2005	Expiry date
$0.625	500,000	-	-	(500,000)	-	May 7, 2005
$0.75	5,000,000	-	-	(5,000,000)	-	May 7, 2005
$0.75	300,000	-	-	(300,000)	-	May 7, 2005
$0.75	600,000	-	-	-	600,000	September 29, 2006
	6,400,000	-	-	(5,800,000)	600,000

Weighted average
exercise price	$0.74	-	-	$0.74	$0.75

f)	Escrow Shares

As at December 31, 2006 there are 1,647,140 (2005 - 4,941,420; 2004 – 8,235,700) common shares held in escrow. They will be released in May 2007.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

8.	Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

As at December 31, 2006, amounts due to related parties consist of $38,300 (2005 - $1,252) owing to a directors and an officer. These amounts include director fees, legal and travel expenses. These amounts were incurred in the ordinary course of business are non-interest bearing, unsecured and due on demand.

b)	During the year, a salary of $Nil (2005 – $180,714; 2004 - $105,000) was paid to a former director.

c)	During the year, consulting fees of $62,389 (2005 - $48,076; 2004 - $27,921) were paid to a director and officer.

d)	During the year, accounting fees of $60,000 (2005 - $60,000; 2004 - $67,642) were paid to a director and an officer.

e)	During the year, legal fees of $29,929 (2005 - $48,495; 2004 - $90,309) were paid to a law firm where an officer of the Company is a partner.

g)	During the year, consulting fees of $Nil (2005 - $9,200; 2004 - $Nil) were paid to a director.

h)	During the period, office rent and administration fees of $20,000 (2005 - $Nil) were paid to a company with a director in common.

i)	During the period, director fees were accrued to the independent directors of the Company in the amount of $10,000 (2005 - $Nil).

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

9.	Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2006	2005	2004

Loss before income taxes	$(1,635,838)	$(1,853,557)	$(1,701,098)

Expected income tax (recovery)	$(553,845)	$(632,434)	$(580,415)
Items not deductible for income tax
purposes	205,136	308,004	337,591
Unrecognized benefit of non-capital losses	348,709	324,430	242,824

Total income taxes	$-	$-	$-

Represented by:
Current income tax	$-	$-	$-
Future income tax	$-	$-	$-

The significant components of the Company's future income tax assets and liabilities are as follows:

	2006	2005	2004

Future income tax assets (liabilities)
Financing costs	$6,452	$9,678	$12,905
Loss carry-forwards	1,028,976	694,815	369,754
Undepreciated capital cost in excess of
accounting net book value	21,765	10,086	3,619
Mineral properties	81,406	-	-

	1,138,599	714,579	386,278
Valuation allowance	(1,138,599)	(714,579)	(386,278)

Net future income tax assets	$-	$-	$-

As at December 31, 2006, the Company has non-capital losses for Canadian tax purposes of approximately $2,515,726 available to offset against taxable income in future years, which, if unutilized, will expire through to 2016. In addition, the Company has tax losses for Australian purposes of approximately $568,702 available to offset against taxable income in future years for an indefinite period, subject to certain conditions. The Company has resource exploration expenditures of approximately $1,654,664 available to reduce taxable income of future years, subject to certain restrictions. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

10.	Commitments

During the year, the Company signed a lease agreement for the rental of office space. The lease expires June 30, 2011. The future minimum lease obligations are as follows:

Amount
2007	$111,389
2008	114,251
2009	117,113
2010	117,113
2011	58,537
$518,423

11.	Subsequent Events

The Company has granted a total of 2,500,000 incentive share options to new senior officers of the Company at an exercise price of $0.44 per share. The grant of the options is subject to regulatory and exchange approval and, 207,500 of the new share options are also subject to shareholder approval.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

12.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these consolidated financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

SEC staff have interpreted U.S GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property. Accordingly, for U.S GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist. Under Canadian GAAP, such costs have been deferred. For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S GAAP, these costs would be characterized as operating activities.

b)	The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2006	2005	2004

Loss for the period as reported	$(1,635,838)	$(1,853,557)	$(1,701,098)
Less mineral property expenditures during the year	(1,413,951)	(213,366)	(761,221)
Mineral property costs written off during the year	74,938	-	-

Loss for the period in accordance with United States GAAP	$(2,974,851)	$(2,066,923)	$(2,462,319)

Primary loss per share for the year in accordance with United
States GAAP	$(0.07)	$(0.05)	$(0.07)

c)	The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2006	2005	2004

Deficit - As reported	$(10,946,610)	$(9,310,772)	$(7,457,215)
Less capitalized mineral property costs	(2,313,600)	(974,587)	(761,221)

Deficit in accordance with United States GAAP	$(13,260,210)	$(10,285,359)	$(8,218,436)

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

12.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

d)	The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares

			Contributed
	Number	Amount	Surplus	Deficit	Total
Shareholders’ equity balance as reported at
December 31, 2004	19,454,001	$13,635,594	$957,756	$(7,457,215)	$7,136,135
Less capitalized mineral property costs	-	-	-	(761,221)	(761,221)
Shareholders’ equity in accordance with United
States GAAP at December 31, 2004	19,454,001	$13,635,594	$957,756	$(8,218,436)	$6,374,914
Shareholders’ equity balance as reported at
December 31, 2005	19,631,501	$13,780,170	$1,617,674	$(9,310,772)	$6,087,045
Less capitalized mineral property costs	-	-	-	(974,587)	(974,587)
Shareholders’ equity in accordance with United
States GAAP at December 31, 2005	19,631,501	$13,780,170	$1,617,674	$(10,285,359)	$5,112,458
Shareholders’ equity balance as reported at
December 31, 2006	48,112,916	$17,914,241	$3,086,706	$(10,946,610)	$10,054,337

Less capitalized mineral property costs	-	-	-	(2,313,600)	(2,313,600)
Shareholders’ equity in accordance with United
States GAAP at December 31, 2006	48,112,916	$17,914,241	$3,086,706	$(13,260,210)	$7,740,737

e)	The impact of the above difference between Canadian and United States GAAP on the statement of cash flows, as reported, is as follows:

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2006	2005	2004
Cash flows from operating activities
As reported	$(865,557)	$(1,050,089)	$(1,008,315)
Mineral property costs	(942,601)	(112,116)	(558,721)
Per United States GAAP	$(1,808,158)	$(1,162,205)	$(1,567,036)
Cash flows from investing activities
As reported	$(994,691)	$(124,847)	$(627,000)
Mineral property costs	942,601	112,116	558,721
Per United States GAAP	$(52,090)	$(12,731)	$(68,279)

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

12.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

f)	New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after 15 June 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after 30 June 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

12.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

f)	New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. The adoption of this standard did not have a significant impact on its results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on October 1, 2008. The adoption of SFAS 157 is not expected to have a material impact on the Company’s financial position, results of operation or cash flows.

In June 2006, FASB issued Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective January 1, 2007 and is currently assessing the impact on the Company’s financial statements.

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17. Financial Statements.

ITEM 19. EXHIBITS

The following Exhibits are filed with this Annual Report:

Exhibit Reference #	Name
1.1 (1)	Notice of Articles
1.2 (1)	Articles
4.1 (1)	Point Leamington Agreement between us and Rubicon Minerals Corporation and stock purchase agreement dated February 13, 2004 between us and Rubicon Minerals Corporation.
4.2 (1)	Escrow Agreement dated May 7, 2004 among certain shareholders and Pacific Corporate Trust Company.
4.3 (1)	Escrow Agreement dated December 10, 2003 among certain shareholders and Computershare Investor Services Inc.
4.4 (1)	Agreement dated December 12, 2004 between us and Endeavor Financial Ltd.
4.5 (1)	Strategic Alliance Agreement dated December 11, 2003 between us and Orogen Holdings (BVI) Ltd.
4.6 (1)	Stock Option Agreements dated between December 11, 2003 and May 18, 2005 with each of David Toyoda, Dr. Richard Henley, Douglas B.

Forster, Edward Farrauto, Endeavor Financial Ltd., Jeffrey P. Franzen, Blayne Johnson and John Reynolds.
4.7 (1)	Indemnity Agreements dated December 10, 2003 between us and each of Douglas B Forster, Edward Farrauto, David Toyoda and Dr Richard Henley.
4.8 (1)	Indemnity Agreement dated September 29, 2004 between us and Jeffrey P. Franzen.
4.9 (1)	Indemnity Agreement dated March 7, 2005, between us and John Reynolds.
4.10 (1)	Stock Option Plan.
4.11 (2)	Asset Purchase Agreement between Cybele and Dr Richard Henley dated November, 2005.
4.12 **	Farm-In Cargo Agreement dated December 6, 2006 between our subsidiary Cybele Resources (Australia) Pty Ltd. and Golden Cross Operations Pty Ltd.
4.13 **	Employment Agreement between us and Robert Brown dated March 7, 2007.
4.14 **	Employment Agreement between us and David Heberlein dated March 7, 2007.
4.15 **	Stock Option Agreements dated March 7, 2007 between us and each of Robert Brown and David Heberlein.
11.1 (2)	Code of Ethics
11.2	Audit Committee Charter
12.1 **	Certifications of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2 **	Certifications of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certifications of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certifications of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**	Filed herewith.
(1)	Previously filed with the Securities and Exchange Commission and incorporated by reference to our Registration Statement on Form 20-F filed on June 10, 2005.
(2)	Previously filed with the Securities and Exchange Commission and incorporated by reference to our Registration Statement on Form 20-F filed on June 28, 2006.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: June 28, 2007

Calibre Mining Corp.,
a British Columbia Company

(signed) “Robert Brown”
Robert Brown
Chief Executive Officer and Director