Form 20-F
period 2007-12-31
CALIBRE MINING CORP.
filed 2008-05-22
CIK 1280797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________________

Commission file number 000-51283

CALIBRE MINING CORP.
(Formerly TLC Ventures Corp.)
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1250 - 999 West Hastings Street
Vancouver, British Columbia
V6C 2W2
(Address of principal executive offices)

Edward Farrauto, Chief Financial Officer
Phone Number: 604-687-3992
Suite 1250 - 999 West Hastings Street
Vancouver, British Columbia V6C 2W2
(Name, telephone, e-mail or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

50,654,916 Common Shares at December 31, 2007.

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

[   ]  Yes      [X]  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

[   ]  Yes      [X]  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes   [X]      No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer [   ]       Accelerated Filer [   ]     Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements including in this filing:

U.S. GAAP [X]
International Financial Reporting Standards as issued by the International Accounting Standards Board  [   ]
Other  [   ]

Indicate by check mark which financial statement item the registrant has elected to follow:

[X]  Item 17  [   ]     Item 18

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

 [   ]  Item 17  [   ]     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company
(as defined in Rule 12b-2 of the Exchange Act):

 [   ]  Yes      [X]  No

GENERAL

In this Annual Report on Form 20-F, all references to “us,” “we, “our,” “Calibre” and the “Company” refer to Calibre Mining Corp. and its consolidated subsidiaries. References to this “Annual Report” are references to this Annual Report on Form 20-F for the fiscal period ended December 31, 2007.

Our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) with a reconciliation to United States Generally Accepted Accounting Principles (“US GAAP”) and are presented in Canadian dollars. All references in this document to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. References to “US$” refers to the US dollar and references to “AUS$” refers to the Australian dollar.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements that reflect management’s current views and expectations with respect to our business, strategies, products, future results and financial trends, which may affect our future operating results and financial position. All statements other than statements of historical fact, including future results of operations or financial position, made in this Annual Report are forward-looking. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward-looking statements. These factors include, but are not limited to, the fact that we will need additional financing to fully execute our business plan and our business is subject to certain risks. We make cautionary statements in the “Risk Factors” section of this Annual Report (see Item 3. Key Information - Risk Factors) and in other parts herein (e.g., see Item 5. Operating and Financial Review and Prospects), as well as in other documents that we file from time to time with the Securities and Exchange Commission. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this Annual Report.

We desire to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. When used in this Annual Report, the words “estimate,” “intend,” “expect,” “anticipate,” “believe,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the only means of identifying such statements and their absence does not mean that the statement is not forward-looking. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing.

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

Mineralization	Usually implies minerals of value occurring in rocks.

Net smelter returns royalty or NSR	Payment of a percentage of mining revenues after deducting applicable smelter charges.

Ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

Outcrop	An exposure of rock at the earth's surface.

Oz/t	Troy ounces per tonne.

RC Drilling	Reverse Circulation, a rotary percussion drilling technique in which the samples are returned to the surface inside the drill rods minimizing sample loss and contamination.

Tonne or "T	Metric ton = 1,000 kilograms or 1,000,000 grams.

Trench	A surficial excavation designed to expose bedrock for sampling.

Veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Zn	The elemental symbol for zinc.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial data derived from our audited consolidated financial statements as at December 31, 2007, 2006, 2005 and 2004 and for the years then ended. This information should be read in conjunction with the consolidated financial statements for the three years ended December 31, 2007 included elsewhere in this Annual Report. We had no material assets and were inactive as at December 31, 2003 and for the year then ended; accordingly, financial data for that period has not been included below.

Our 2007 and 2006 annual financial statements have been audited by our independent auditor, PricewaterhouseCoopers LLP, Chartered Accountants. The financial statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respects with US GAAP except as disclosed in Note 12 to the consolidated financial statements.

All information provided in the selected financial data below is presented in Canadian dollars and we have separately identified Canadian GAAP and US GAAP reporting.

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Revenue – Canadian and US GAAP	$-	$-	$-	$-
Total Expenses
- Canadian GAAP	$(2,457,717)	$(1,407,347)	$(1,658,310)	$(1,674,678)
- US GAAP	$(3,246,928)	$(2,746,360)	$(1,871,676)	$(2,435,899)
Other Expenses – Canadian and US GAAP	$(768,939)	$(228,491)	$(195,247)	$(26,420)
Loss and Comprehensive Loss for the Year
- Canadian GAAP	$(3,226,656)	$(1,635,838)	$(1,853,557)	$(1,701,098)
- US GAAP	$(4,015,866)	$(2,974,851)	$(2,066,923)	$(2,462,319)
Loss per share – basic and diluted
- Canadian GAAP	$(0.07)	$(0.04)	$(0.05)	$(0.05)
- US GAAP	$(0.08)	$(0.07)	$(0.05)	$(0.07)
Total Assets
- Canadian GAAP	$8,341,568	$10,441,239	$6,167,754	$7,180,909
- US GAAP	$5,238,757	$8,127,639	$5,193,167	$6,419,688
Total Liabilities – Canadian and US GAAP	$116,342	$386,902	$80,709	$44,774
Working Capital – Canadian and US GAAP	$4,829,508	$7,682,959	$5,079,861	$6,317,240
Share Capital – Common Shares
- Shares Outstanding – Canadian and US GAAP	50,654,916	48,112,916	19,631,501	19,454,001
- Shares Issued in Year – Canadian and US GAAP	2,542,000	28,481,415	177,500	10,750,000
Stockholders’ Equity
- Canadian GAAP	$8,225,226	$10,054,337	$6,087,045	$7,136,135
- US GAAP	$5,122,415	$7,740,737	$5,112,458	$6,374,914

We have never declared any cash or other dividends to our shareholders.

On May 5, 2008, the Interbank rate of exchange for converting United States dollars into Canadian dollars equalled 1.0199 Canadian dollars for one US dollar. The following table presents a history of the high and low exchange rates of United States dollars into Canadian dollars for the previous six months.

Month	High	Low
April 2008	1.0325	0.9986
March 2008	1.0306	0.9727
February 2008	1.0198	0.9709
January 2008	1.0378	0.9761
December 2007	1.0248	0.9754
November 2007	1.0000	0.9057

The following table presents the average annual exchange rates of United States dollars into Canadian dollars for each of the past four fiscal years ended December 31, 2007, 2006, 2005 and 2004, calculated by using the average of the exchange rates on the last day of each month during each year.

Year	Average Exchange Rate
2007	1.0744
2006	1.1341
2005	1.2117
2004	1.3015

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following discussion in this Annual Report contains forward-looking statements regarding our business, prospects and results of operations that involve risks and uncertainties. Our actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Annual Report. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below. In evaluating our business, prospects and results of operations, readers should carefully consider the following factors in addition to other information presented in this Annual Report and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations. See “Cautionary Notice Regarding Forward Looking Statements” above.

Risk Factors Relating to the Mining Industry Generally

Mining exploration is a speculative business and most exploration projects do not result in the discovery of commercially mineable deposits. In addition mining operations generally involve a high degree of risk and potential liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Our exploration or development programs may not result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Most of these factors are outside of our control. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect on our operations.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although we believe that we are taking adequate precautions to minimize risk, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Despite the expenditures that we are making toward the search and evaluation of precious metals and other minerals, we may not be successful in discovering mineral resources, Mineral Reserves or any other mineral occurrences.

Mining is a highly competitive industry.

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on us.

The price of our common shares, and our consolidated financial results and exploration, development and mining activities, may in the future be significantly and adversely affected by declines in the prices of gold and other metals or minerals. The prices of gold and other metals or minerals fluctuate widely and are affected by numerous factors beyond our control, such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the United States dollar and other foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, the cost of substitutes, inventory levels and carrying charges. Future serious price declines in the market prices of gold or other metals or minerals could cause continued development of and commercial production from the properties in which we hold an interest to be impracticable. Depending on the prices of gold and other metals and minerals, cash flow from mining operations could not be sufficient and we may lose our interest in, or may be forced to sell, some of our properties. Future production from our properties is dependent upon the prices of gold and other metals and minerals being adequate to make these properties economically viable.

In addition to adversely affecting our resource estimates and our financial condition, declining commodity prices can affect operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or interrupt operations until the reassessment can be completed.

We do not have a hedging policy and has no current intention of adopting such a policy. Accordingly, we have no protection from declines in mineral prices.

Environmental regulations are becoming more onerous to comply with and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of our operations.

All phases of our operations are subject to environmental regulation in the various jurisdictions in which we operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation may adversely affect our operations. Environmental hazards may exist on properties in which we hold an interest which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of new mining properties.

Risk Factors Relating to our Company

Values attributed to our assets may not be realizable as we have no proven history and our ability to continue as a going concern depends on upon a number of significant variables. We have no revenues and we expect to incur substantial operating losses.

The amounts attributed to our mineral properties in our financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. We have never had any interest in mineral producing properties and have consequently not generated any revenues from operations and we expect to incur substantial operating losses. We may never discover commercial quantities of minerals at any of our properties or any future properties, and our exploration programs may not yield any positive results. Even if commercial quantities of minerals are discovered, we may not be successful in bringing that property to a stage where mineral resources can profitably be produced. Factors which may limit our ability to produce mineral resources from our properties include, but are not limited to, the price of the mineral resources that are currently being explored for, availability of additional capital and financing and the nature of any mineral deposits.

Adequate funding may not be available, resulting in the possible loss of our property interests. Any funding and property commitments will result in dilution to our shareholders.

The development and exploration of the properties in which we hold an interest will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all such properties or even a loss of property interest. We may not be able to obtain additional capital or other types of financing when needed, and even if it is available, the terms of such financing may not be favorable to us. In addition, any future financing may be dilutive to our existing shareholders.

We are dependent on our key personnel and the loss of our key personnel could be detrimental to our operations.

We are dependent upon the services of key executives, including our directors and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly-skilled employees may adversely affect our business and future operations.

Our directors and officers may have conflicts of interest, which may not be resolved in our favor, which in turn may adversely affect us.

Other than Robert Brown, our President and Chief Executive Officer and David Heberlein, our Vice President of Exploration, none of our directors or officers devote their full time to our affairs. Most of our directors and officers are also directors, officers and shareholders of other natural resource companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to us. If any of such conflicts are not resolved in our favor, our operations may be adversely affected.

Changes and volatility in foreign currency exchange rates can negatively impact our business.

Exchange rate fluctuations may affect the costs that we incur in our operations. Precious metals and other minerals are generally priced in U.S. dollars and our costs are incurred in Canadian dollars, Australian dollars, or U.S. dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect our profitability, results of operations and financial condition. We have not entered into foreign currency contracts or other derivatives to mitigate the potential impact of foreign currency fluctuations.

Insurance may not cover all the potential risks associated with our operations.

Our business is subject to a number of risks and hazards in general, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or facilities and equipment, personal injury or death, environmental damage to our properties or others, delays in mining, monetary losses and possible legal liability.

Although we may maintain insurance to protect against certain risks in such amounts as we consider being reasonable, insurance may not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which we may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Risk Factors Relating to Our Property Interests

The properties in which we have an interest are in the exploration stage and most exploration projects do not result in the discovery of commercially mineable deposits.

The mineral resources identified at any of our properties to date may never be realized. Until a deposit is actually mined and processed the quantity of mineral resources and grades must be considered estimates only. In addition, the quantity of mineral resources may vary depending on, among other things, precious metal prices. Any material change in quantity of mineral resources, grade or stripping ratio may affect the economic viability of any project undertaken by us. In addition, even if we are able to obtain metal recoveries in small-scale laboratory tests, these may not be duplicated in a larger scale test under on-site conditions or during production.

Fluctuations in the prices of gold and other precious or base metals, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of mineral resources could have a material adverse effect on our results of operations and financial condition.

There are no guarantee licenses and permits required by us will be obtained which may result in losing our interest in the subject property.

We may not be successful in obtaining, on acceptable terms, the necessary permits to conduct further exploration and to develop our properties. The failure to obtain such permits, or delays in obtaining such permits, could increase our costs and delay our activities, and could adversely affect our operations.

Title to the properties in which we have an interest may be in doubt and any challenge to the title to any of such properties may have a negative impact on us.

There may be undetected title defects affecting our properties. Title insurance generally is not available, and this constrains our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions. Furthermore, we have conducted only limited surveys of certain of the claims in which we hold direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, we may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on our operations. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

We may have to deviate from planned programs at any time.

We may make changes to planned programs at anytime. This could be done due to a number of factors including results obtained to date changes in regulations, changes in metal prices, identification of new, more important, targets and a number of other possible causes.

The properties in which we have and interest are in Canada and other countries that have different regulatory regime than the United States and that may adversely affect our business.

Our operations are currently conducted in Australia, the United States of America, and Canada and, as such, our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism; extreme fluctuations in currency exchange rates; and changing political conditions, currency controls and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitudes in any of these countries may adversely affect our operations or our profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our operations or profitability.

Inability to develop or maintain appropriate infrastructure to our properties could adversely impact our operations.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage or, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

Risk Factors Relating to Common Shares

The price of our shares is volatile and there may be an absence of a liquid trading market for our shares.

Publicly quoted securities are subject to a relatively high degree of price volatility. The quoted market for our shares will be subject to market trends generally, notwithstanding any potential success of us in creating sales and revenues. In addition, our shareholders may be unable to sell significant quantities of shares into the public trading markets without a significant reduction in the price of their shares, if at all.

We do not pay dividends.

No dividends on the Common Shares have been paid by us to date. We currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of our business. Payment of any future dividends, if any, will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition and current and anticipated cash needs.

The Penny-Stock rule may limit trading in our shares.

Our Common Shares are presently considered “Penny Stock” in the U.S., and are subject to certain “Penny Stock Rules.” The “Penny Stock” trading rules impose duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in our shares, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction. Compliance with the “Penny Stock” trading rules affect or will affect the ability to resell our shares by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities. In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the “Penny Stock” trading rules. Consequently, the “Penny Stock” trading rules may materially limit or restrict the number of potential purchasers of our shares and the ability of a holder to resell our stock.

So long as the Common Shares are within the definition of “Penny Stock,” the Penny Stock Rules will continue to be applicable to the Common Shares. Unless and until the price per share of Common Shares is equal to or greater than $5.00(US), or an exemption from the rule is otherwise available, the Common Shares may be subject to substantial additional risk disclosures and document and information delivery requirements on the part of brokers and dealers effecting transactions in the Common Shares. Such additional risk disclosures and document and information delivery requirements on the part of such brokers and dealers may have an adverse effect on the market for and/or valuation of the Common Shares.

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

We are located outside of the United States which makes it difficult to effect service of process or enforce within the United States any judgments obtained against us or our officers and directors.

Substantially all of our assets are located outside of the United States. In addition, all of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Canada should be in Canadian dollar and service of process in Canada must generally be effectuated personally and not by mail.

ITEM 4. INFORMATION ABOUT THE COMPANY

A. Our History and Development

Name, Incorporation, and Offices

We currently operate as a mineral exploration company under the Business Corporations Act (British Columbia). Originally, we were incorporated under the laws of British Columbia, Canada on January 15, 1969 under the name Mark V. Mines Limited (N.P.L.). On October 4, 1994, we changed our name to TLC Ventures Corp. and on June 18, 2007, completed a final name change to Calibre Mining Corp. Our common shares have been listed on the TSX Venture Exchange (TSXV: CXB) since October 5, 1994 and we are a reporting company in the Provinces of British Columbia and Alberta, Canada.

We have three active wholly-owned subsidiaries. Calibre Mining (Australia) Pty. Ltd., incorporated in Australia on November 28, 2005 and holds interests to the Australian mineral properties. Calibre Mining, Ltd, incorporated in Nevada, U.S.A, on January 17, 2008, hold interests to the mineral property in the United States. Cybele Resources Inc. (“Cybele”) incorporated under the laws of British Columbia on April 18, 2005 and owns 100% of Calibre Mining (Australia) Pty. Ltd. Our three other subsidiaries incorporated in Vanuatu, Papua New Guinea, and the Solomon Islands have no significant net assets or operations and are inactive. Subsequent to year end, Cybele (Vanuatu) Ltd., Cybele (PNG) Ltd., and Cybele (Solomon Islands) Ltd. were wound up and removed from their respective countries’ registrar.

Our head office and principal place of business is located at Suite 1250 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2 (phone: (604) 681-9944). Our registered and records office is Suite 1000, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1S8 (phone: (604) 687-6789). We do not have an agent in the United States.

Management Reorganization During 2007

On March 8, 2007, we announced a management reorganization. Mr. Robert Brown, B.Sc., MBA was appointed President and Chief Executive Officer and Mr. David Heberlein, M.Sc., P.Geo. was appointed Vice President Exploration. Mr. Brown was also appointed to our Board of Directors. In conjunction with the new senior management appointments, Mr. Edward Farrauto, CGA stepped down as our President and CEO, but continues in his roles as our Chief Financial Officer and a Director.

On June 13, 2007, Mr. Douglas Forster, M. Sc., P.Geo. was appointed as our Chairman of the Board of Directors. In conjunction with this announcement, Mr. Richard Henley resigned his position with our Board.

The reorganization was undertaken to establish a more proactive board and senior management team in an effort to enhance our global project acquisition and mine development programs. More information concerning our current directors and officers can be found under: Item 6. Directors, Senior Management and Employees.

Mergers and Acquisitions

During fiscal 2007, we completed the acquisition of 100% of the outstanding shares in Cybele Resources Inc., a British Columbia corporation (“Cybele”), as described below:

  During the year ended December 31, 2005, we invested $477,000 in Cybele, representing 95.08% of the issued and outstanding shares of Cybele. In the same year, Cybele purchased from one of our directors intellectual property used for the construction and manipulation of digital databases in order to identify gold and copper properties and define priority targets. As consideration, Cybele must pay a 0.5% Net Smelter Return (“NSR”) royalty on certain properties identified by the intellectual property. As no properties are producing ore at this time, no consideration has been paid and no properties are presently subject to any NSR.

  During the year ended December 31, 2006, we purchased an additional 1.22% of Cybele for consideration of US$1,000,000, which brought our total investment in Cybele up to 96.30%. As part of the financing into Cybele, we granted 2,000,000 warrants to purchase additional Cybele shares for US$0.25 until June 2008.

  During the year ended December 31, 2007, we purchased the remaining balance of the Cybele common shares by issuing a total of 442,000 common shares with a fair value of $159,120. As at December 31, 2007, we own 100% of the outstanding shares of Cybele.

Exploration Properties

Point Leamington, Newfoundland, Canada

The Point Leamington zinc-gold-silver-copper deposit, discovered by Noranda Inc. in 1971, is located 26 kilometers (“kms”) north of Grand Falls, north-central Newfoundland and is road accessible.

Pursuant to an agreement dated February 13, 2004, we acquired a 100% interest in the Point Leamington deposit and mining lease, located in Newfoundland, Canada. As consideration, we issued a total of 600,000 common shares with a fair value of $405,000 and paid $250,000 in cash. In addition, we also acquired an additional 1,044 claims in the vicinity of our Point Leamington Mining Lease for total consideration of $62,640 paid in cash. The property is subject to a 2% Net Smelter Royalty (“NSR”), which is held by a third party.

Subsequent to year end, in an agreement dated February 13, 2008, we purchased from Altius Resources Inc. (“Altius”) certain mineral properties located in Point Leamington, Newfoundland, Canada for $50,000, plus we refunded $37,200 of residual exploration security deposits to Altius, paid in cash. The agreement is subject to the retention by Altius of a 2% net smelter returns royalty of mining revenue generated from the mineral properties purchased by us from Altius. Management is reviewing the historical data associated with the new mineral claims recently acquired.

Cargo, New South Wales, Australia

The Cargo porphyry gold-Copper property is road accessible and is located approximately 35 km southwest of the city of Orange in central New South Wales, Australia. Cargo Exploration License (EL 5238) covers 60 square kms and is located within prospective Ordovician volcanic rocks of the Lachlan Fold Belt which contain several porphyry-related gold-copper deposits including the Cadia Hill-Ridgeway gold-copper mines operated by Newcrest Mining Limited. The Cadia Hill open pit and Ridgeway underground mines, located 13 km east of the Cargo property are one of Australia’s largest gold and copper mining operations.

On December 19, 2006, we entered into a Farm-in and Joint Venture Agreement with Golden Cross Operations Pty. Ltd. (“Golden Cross”) (ratified on October 10, 2007), whereby we can acquire a 70% interest in Exploration License 5238 (“Cargo License”) located in New South Wales, Australia, upon completion of total expenditures on the property of AUS $5,000,000, to be incurred as follows:

  A commitment to spend AUS $250,000 on the property by November 28, 2007 (completed);
  An additional AUS $750,000 of expenditures by November 28, 2008;
  An additional AUS $1,500,000 of expenditures by November 28, 2009; and
  An additional AUS $2,500,000 by November 28, 2010.

Under the terms of the agreement, we are only committed to the initial expenditures of AUS $250,000 (approximately CAD $216,750 using closing December 31, 2007 exchange rates) (which has been completed). Upon the completion of the minimum expenditure commitment, Golden Cross will execute and deliver to us all necessary documents in registrable form in order to validate and effectively transfer the 70% interest to us. We undertake to transfer our 70% interest back to Golden Cross in the event we withdraw or fail to spend AUS $5.0 million (approximately CAD $4.3M using closing December 31, 2007 exchange rates) within 4 years. Expenditures in excess of the minimum yearly amounts can be accumulated and carried forward to relevant following periods.

Once we achieve a 70% interest in the Cargo License, subsequent program budgets would be funded 70% by us and 30% by Golden Cross, unless Golden Cross elects to withdraw. In such an event, we can acquire the remaining 30% interest from Golden Cross and Golden Cross would receive a NSR royalty from future production. The NSR royalty is 0.33% in the first year of production, 0.67% in the second, 1.33% in the third, and 2% in the fourth year and thereafter. However, if the average daily gold price during any quarter within the first three years is above US$650/oz, an additional 0.33% shall be payable in respect of that quarter.

Trundle, New South Wales, Australia

Subsequent to year end, on January 2008, we, through our wholly-owned subsidiary, executed a definitive option agreement with Western Plains Resources Ltd. The option agreement allows us to earn up to a 70% interest in the Trundle Property located in New South Wales, Australia by completing AUS $3.0 million in exploration expenditures over a three year period, including a minimum expenditure of AUS $600,000 (approximately CAD $520,200 using closing December 31, 2007 exchange rates) in the first year. We have the option to acquire an additional 20% interest (for a total of 90%) by funding and completing a Feasibility Study. We are the operator of the Property.

Trundle is a copper-gold exploration property located 355 km west of Sydney and 300 km northwest of Canberra. The 78 square km tenement covers a window of largely overburden-covered volcanics that are considered to be a portion of a rifted volcanic complex or caldera-like feature that hosts the Northparkes copper-gold district some 25 km to the east. To date the Northparkes district has produced 864,500 ounces of gold and 616,400 tonnes copper. Current reserves and resources in the district total 78 million tonnes at average grades of 0.94% copper and 0.42 g/t gold. (Metal Economics Group 2008)

Trundle contains widespread evidence of porphyry and skarn-style copper-gold mineralization that is associated with several discrete intrusive centers. Historical RAB and air core drilling on four of these centers identified bedrock copper and gold mineralization coincident with large-scale, circular airborne magnetic features. Limited RC drilling around the periphery of three of these centers – Copper Hill, Copper Hill East and Dunn’s – confirmed the presence of porphyry-style alterations and mineralization. Other centers at Yarrabandai, Bloomfield, and Mordialloc have yet to be drill tested.

Trend, Nevada, United States of America

In February 2008, we executed a definitive agreement that allows us to earn up to a 65% interest in the Trend Property (“Trend”), located on the Cortez-Battle Mountain trend of Nevada, by completing US$1.5 million in exploration expenditures and maintaining obligations to property vendors, over a four year period. First year commitments include drilling and a minimum expenditure of US$500,000 (approximately CAD $495,000 using closing December 31, 2007 exchange rates). We have the option to acquire an additional 10% interest (for a total interest of 75%) by funding and completing a preliminary economic assessment. We are the operator of the property.

The Trend property is strategically located on the Cortez-Battle Mountain trend of North Central Nevada, immediately south of Barrick Gold’s Cortez Project (>30 million ounces gold). The 145 contiguous non-patented mineral claims cover an area that shares a number of key geological features with the Cortez property, most notably the Cortez Fault. This fault crosses the core of the Trend property and is considered to be the primary control for Carlin style mineralization at the Cortez Hills Deposit. Evidence also suggests that favourable lower-plate rocks occur within reasonable depth from surface that can be tested by conventional drilling.

Vanuatu, Solomon Islands and Papua New Guinea

During the year ended December 31, 2006, we acquired a total of 1,555 square kilometres of exploration and prospecting licences in Vanuatu and the Solomon Islands. We also made application for a further 4,418 square kilometres of exploration licences in Papua New Guinea (PNG) and 388 square kilometres in the Solomon Islands. During the year ended December 31, 2007, management made the determination that the results of our exploration programs on the property did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $1,017,313 (2006 - $74,938).

Capital Expenditures

We have not made any material capital expenditures or divestures in any of the last three fiscal years and no material capital expenditures or divestitures are currently in progress. However, we are proceeding with our exploration and project advancement program.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares, which have occurred during the last or current fiscal years.

B. Business Overview

We engage principally in the acquisition, advancement and development of global precious and base metals assets and mineral properties. As discussed in the notes to the financial statements, the recovery of our investment in resource properties and the attainment of profitable operations is dependent upon the discovery and development of economic precious and base metal reserves and the ability to arrange sufficient financing to bring these reserves into production. The ultimate outcome of these matters cannot presently be determined. Management believes that we have adequate resources to maintain our core operations for the fiscal year ending December 31, 2008.

Our exploration philosophy is based on thoroughness and technical sophistication. We believe in exploring only the most highly endowed regions of the world and identifying potential through a systematic approach to data compilation and interpretation as well as the application of leading edge exploration methods. Our background in deep penetrating geochemistry methods and structural geology enable us to effectively explore in areas of transported overburden. We consider covered areas to be the final frontier in many mature regions and we believe that this is where future discoveries will be made.

Our exploration strategy maximizes the strengths and capabilities of our Technical and Management teams. We focus on drill stage and more advanced exploration and development projects located in the most highly endowed copper and gold belts of North America and Australia. Carlin-style Au, high and low sulphidation epithermal gold and silver and porphyry copper and copper-gold systems are the preferred targets for acquisition and exploration.

Our initial property interest consisted of our rights in the Point Leamington Property, including the additional 80 claims covering 2,000 hectares surrounding the Property. We have acquired by staking five new mineral licenses totalling 261 square kms along strike and in the same geological belt that hosts our Point Leamington Property in Newfoundland. The additional claim acquisition follows an extensive review and reinterpretation of the geology in the region and an analysis of our 2004 drilling campaign. Management continues to review selected historical diamond drill cores from the deposit, as well as character sampling of mineralization and representative wall rock samples for specific gravity measurements. An assessment report on the 2007 airborne magnetic and GEOTEM survey was filed with the Newfoundland and Labrador Department of Mines and Energy.

On February 13, 2008, we purchased from Altius Resources Inc. (“Altius”) certain mineral properties located in Point Leamington region. Management is reviewing the historical data associated with the new mineral claims recently acquired. Management is currently considering the possibility of performing additional diamond drilling programs to explore new geophysical targets and further expand the higher grade Zn-Au zones intersected in the 2004 Phase One drill program. However, even if we complete this program and are successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before knowing whether or not we have a commercially viable mineral deposit or reserve. The Property is described in greater detail below at “Description of the Point Leamington Property.”

We have completed a phase two drilling program on our Cargo gold-copper property, in the Lachlan fold belt of Central New South Wales, Australia. The belt contains several porphyry and epithermal camps including the 50 million ounce Cadia-Ridgeway district, located 30 km to the east-southeast of the Cargo Property. We also completed a license-wide 1:10,000 scale geological mapping and reconnaissance rock sampling program on the 60 square km Cargo property. The mapping has identified several previously unknown alteration systems and hydrothermal breccias bodies associated with small porphyry intrusions in the south-eastern part of the property. These features appear to lie on the same northwest structural corridor that hosts the Cargo prospect. Management is presently evaluating the recently received Phase II diamond drill results described in greater detail below in “Description of Cargo Property.”

On January 25, 2008, we entered into an option agreement with Western Plains Resources Ltd. to earn up to a 70% interest in the Trundle Property located in New South Wales, Australia. Terms of the deal are outlined above. Management is verifying historical data and performing a geochemical survey. Management is preparing a Phase I drilling program, including identification of collar locations, obtaining permits, and organizing and obtaining the necessary equipment and drill pads and sumps. Upon completion of the necessary planning, management expects the drilling program to commence by the third or fourth quarter of 2008. The Property is described in greater detail below in “Description of Trundle Property.”

On February 6, 2008, we entered into an option agreement that will allow us to earn up to a 65% interest in the Trend Property, located in Nevada. Terms of the deal are outlined above. Work in 2008 will commence in late spring with compilation and review of all existing data followed by a diamond drill program scheduled for late 2008. The Property is described in greater detail below in “Description of Trend Property.”

During the year ended December 31, 2006, we also acquired one Exploration and two Prospecting Licenses in Vanuatu and three Prospecting Licenses in the Solomon Islands. During the year ended December 31, 2007, management made the determination that the results of our exploration programs on the property did not warrant further expenditures and wrote-off the related acquisition and exploration costs. As a result, management has not planned any future programs in these areas and does not expect to incur any further costs on these properties.

Mineral Licenses

Our mineral properties in Point Leamington are comprised of licences granted by branches of the Newfoundland and Labrador government in the Province of Canada. Our ability to continue our operations at Point Leamington is dependent on keeping our claims in good standing and in securing and maintaining the necessary exploration and exploitation approvals, permits, and licenses as required. To date, we have been successful in securing these approvals, permits and licenses, but there can be no certainty that we will continue to do so in the future.

Competition

We compete with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel. Many of the mineral resource exploration and development companies with which we compete have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Government Regulation

All phases of our operations are subject to environmental regulation in the various jurisdictions in which we operate. To the best of management’s knowledge, we are currently in compliance in all material respects with such environmental regulations applicable to our exploration activities. The costs associated with environmental compliance are considered to be normal operating costs necessary to maintain operations on an ongoing basis. We are not aware of any material environmental matters requiring significant capital outlays in the immediate future.

None of our properties has any outstanding material reclamation or environmental concerns.

Environmental legislation in all of the jurisdictions in which we operate is evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. Changes in environmental regulations, if any, may adversely affect our operations and profitability.

C. Organizational Structure

We have two wholly-owned subsidiaries:

  Cybele Resources Inc., a British Columbia corporation; and
  Calibre Mining, Ltd., a Nevada corporation.

We also have four indirect subsidiaries, each of which is wholly-owned by Cybele:

  Calibre Mining (Australia) Pty. Ltd., an Australian corporation;
  Cybele (Vanuatu) Ltd., a Vanuatu corporation;
  Cybele (PNG) Ltd., a Papa New Guinea corporation; and
  Cybele (Solomon Islands) Ltd., a Solomon Islands corporation.

Subsequent to year end, Cybele (Vanuatu) Ltd., Cybele (PNG) Ltd., and Cybele (Solomon Islands) Ltd. were wound up and removed from their respective countries’ registrar.

D. Property, plant and equipment

We do not own any significant plant or equipment for our operations other than computer equipment, software, vehicles, and furniture and office equipment. Equipment used for exploration or drilling is rented or contracted as needed.

Leased Facilities

Our administrative head office is located at Suite 1250 - 999 West Hastings Street, Vancouver, British Columbia, Canada, V6C 2W2. This premise serves as our corporate head office suite. The office is currently leased at a rent of approximately $9,700 per month. The lease term expires in June 2011.

Major Mining Properties

We currently have interests in the following major mining properties:

  Point Leamington Property, located in Newfoundland, Canada;
  Cargo Property, located in New South Wales, Australia;
  Trundle Property, located in New South Wales, Australia; and
  Trend Property, located in Nevada, United States of America.

A detailed description of each of these properties for which we either owns or maintains an interest in is discussed below:

DESCRIPTION OF THE POINT LEAMINGTON PROPERTY

The disclosure in this section is based on a report entitled “Point Leamington Massive Sulphide Deposit Independent Technical Report” prepared by Callum Grant, P.Eng. and Gary Giroux, P.Eng of HATCH Associates Ltd. of Suite 200 – 1550 Alberni Street, Vancouver, British Columbia, Canada, V6E 1A5.

Property Description and Location

The Point Leamington massive sulphide deposit (the “Property”) is located in north-central Newfoundland, Canada, approximately 70 kilometres northwest of Gander and 37 km north of the town of Grand Falls. The Property sits in a low-lying swampy area accessible via an 8km logging road connecting to the Trans Canada Highway #1, or directly via helicopter from Gander, and is particularly well located with respect to access to tidewater.

The Property consists of a Mining Lease covering 263 hectares and eleven Mineral Licenses totalling 1,236 claims or 309.6 km2.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Point Leamington project area is situated in north-central Newfoundland, 30 km north of Grand Falls-Windsor, and approximately 430 kilometres north of St John’s. Principal access to the Point Leamington deposit is via the New Bay Pond Road, which leaves the Trans-Canada Highway 30 km to the south. On the property, tracked vehicles are required for ground access all year long. This is possible through a network of logging trails that crisscross the claims. Alternate access is by helicopter from Grand Falls-Windsor.

The terrain is generally low-lying and boggy with elevations ranging from 100 to 300 meters above sea level. Numerous lakes occur in the central and eastern part of the property. Much of the area is covered by sparse spruce, aspen, pine and alder forest.

The climate is typical of the north-central region of Newfoundland with cold winters and heavy snowfalls throughout the winter months, and generally warm but variable summers. Precipitation falls mainly in winter, predominantly as snow or rain from December through March. The mean annual precipitation is 655 mm.

History

Noranda discovered the Point Leamington in mineralization in 1971 as part of a regional program exploring for massive sulphide deposits. They completed two programs of diamond drilling on the property between 1971 and 1977 (8509m in 40 holes), various geophysical programs, and two phases of metallurgical test work. Mineralization was discovered in drill hole # 1. Additional drilling by Noranda in 1980, 1984, 1986 and 1987-1988 delineated the known resource.

Noranda completed two resource estimates; the first in 1975 defined 12.3 million tonnes grading 1.92% Zn, 0.9g/T Au, 20.9g/T Ag, and 0.48% Cu. In 1978, after additional drilling and a through using a higher cut-off grade of 6% Zn Eq a higher-grade Mineral Resource was determined as follows: 1.49 million tonnes grading 7.34% Zn, 0.43% Cu, 2.25g/T Au, and 54.7 g/T Ag. (Zinc equivalent grades were based on recoveries of between 40% and 60% for Cu, Ag, and Au and metal prices of $0.40/lb, $8.40/oz, and $536/oz respectively).

Rubicon Minerals Corporation acquired the Mining Lease from Noranda in 1998 and entered into a JV agreement with Billiton to continue exploration of the property.

Billiton carried out a two phase, 3,818m drilling program in 1999-2000. The program consisted of six new diamond holes totalling 2,378 meters and the deepening of five of the Noranda holes for an additional 1,440m. The program tested the down-dip extent of the higher grade part of the lower Zn-Au zone and established the presence of a footwall mineralized horizon. Billiton terminated their option in 2001.

In February 2004, we announced that we had entered into an agreement with Rubicon Minerals Corporation to acquire 100% of the Mining Lease. Immediately after the acquisition, Hatch Associates Ltd. (Hatch) was commissioned to prepare a resource estimate and NI 43-101Technical Report and mineral resource estimation.

We carried out a winter drilling program in late 2004, which his consisted of five diamond drill holes totalling 2,402 meters. These tested the Point Leamington mineralized horizon along strike to the south of the known resource in an area known as the South Zone. Two of the five holes intersected massive sulphide mineralization with sub-economic grades. A down-hole EM survey failed to identify and new targets or extensions to the South Zone mineralization.

A 2,292 line km airborne magnetic and GEOTEM survey was flown over an extensive area covering the Mining Lease and prospective geology to the east of the resource from December 2006 to March 2007. This work resulted in the identification of a number of EM conductors representing potential new targets. An additional 1,102 claims in six new Mineral Licenses were subsequently staked (see Figure).

In January 2008, we purchased three key Mineral Licenses covering the interpreted southern extension of the Point Leamington mineralized horizon and several of the EM conductors from Altius Resources Inc.

Geological Setting (from Jones, 2004)

The Point Leamington Deposit lies within the obducted, Cambro-Ordovician, tectono-stratigraphic Dunnage Zone of the Newfoundland Appalachians (Williams 1978). This zone consists of ophiolites and thick sequences of volcanic, sub-volcanic rocks and their sedimentary equivalents. These rocks are of island arc–back arc affinity (Swinden et al, 1990), but some are also of non-arc affinity (MacLachlan 1998, and references therein). The Dunnage Zone is further subdivided into the northwestern Notre Dame and south-eastern Exploits sub-zones, which are separated by the structural break known as the Red Indian Line (Williams et al, 1988). Point Leamington lies within the northern part of the Exploits sub-zone.

The northern Exploits sub-zone is subdivided into the Wild Bight Group and the Badger Group (Dean 1977). The Wild Bight group consists of volcanic and sedimentary rocks of early Ordovician to mid-Ordovician age, whereas the Badger Group consists of mid-Ordovician to early Silurian-age shale-turbidite sequences (MacLachlan, 1998). The Wild Bight Group lies within the broad north-south trending Seal Bay Anticline (O’Brien, 2001a). MacLachlan and Dunning (1998) and O’Brien (2001a) have further subdivided the Wild Bight group into a lower Tremadoc-Early Arenigian section known as the Glover’s Harbour Formation; and an upper, Late Arenig-Early Llanvirn section, consisting of the Omega Point and Penny’s Brook Formations.

Mineralization at Point Leamington is hosted in Glover’s Harbour Formation (MacLachlan et al, 2001). This unit occurs in several geographically separate areas and is always fault-bounded except for one locality where it is in disconformable contact with the Omega Point Formation (O’Brien, 2001a). In the deposit area, the Glover’s Harbour Formation consists of pillowed and brecciated mafic flows with minor intercalations of chert and argillite; and quartz-plagioclase phyric, felsic flows, domes and inter-bedded with felsic to intermediate pyroclastic and volcaniclastic rocks.

The deposit occurs along a north-south trending contact zone between mafic volcaniclastics to the west and a thick cherty rhyolite dome sequence to the east. Massive sulphide mineralization lies at this steeply dipping contact.

The deposit is overlain by thinly bedded volcanic sediments, cherty sediments, fine-grained tuffs, and quartz crystal tuffs, below which is found a sequence of graphitic to argillaceous or cherty rhyolites representing the top of the massive sulphide units and considered as the marker horizon. The massive sulphide unit (MS) itself occurs in felsic units (including tuffs) underlain by massive and brecciated rhyolites with stringers of pyrite +/- sphalerite mineralisation. The total thickness of the massive sulphide and lower stringer zone can exceed 400m.

Massive and semi-massive sulphide mineralization has been defined in a near-surface zone some 500m in strike length and over 400 m deep, where it remains open beyond the limits of drilling. Mineralization is composed of very fine-grained sphalerite (up to 80%); pyrite and minor marcasite (12%); some arsenopyrite (to 5%); chalcopyrite (to 2%); silver-bearing, lead sulphosalts (<1%); cassiterite (<1%); and traces of pyrrhotite, covellite, galena, chalcocite, tetrahedrite, stannite, jamesonite, covellite, and native copper.

Rubicon geologists identified an upper pyrite-rich zone and lower zinc-rich zone at Point Leamington (zoning of mineralogy is a characteristic feature of VMS deposits). The sulphides are typically fine-grained, with only occasional sections with coarser-grained mineralization (in the lower zone). Quartz is the most common gangue mineral associated with the massive sulphides.

Resources

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

In 2004, we commissioned HATCH to carry out a preliminary resource estimation and data compilation for the Point Leamington project as part of an Independent Technical Report to NI 43-101 standards. Hatch completed this assignment with the assistance of Mr. Gary Giroux, P.Eng. while Hatch’s Qualified Person for this assessment is Mr. Callum Grant, P.Eng. who visited and inspected the property in March 2004.

The Inferred Resource estimated as part of Hatch’s assignment is based on 72 drill holes completed by Noranda (AQ core) and Rubicon (NQ core). Downhole surveys during the Noranda program in particular are very limited, as are estimates of specific gravities.

Statistical and geostatistical analysis was completed on the total database of assay information to assess the characteristics and distribution of zinc, silver, copper, and gold values across the deposit. Variograms were generated for zinc, copper, gold and silver, and search parameters established for grade interpolation using kriging. Bulk density was interpolated into each block based on extrapolation from an assumed mineral content (the average specific gravity was estimated at 3.03 as compared to the Noranda estimate of 4.0) .

The drill delineated mineralization is classified as an Inferred Resource according to the following definition from National Instrument 43-101 of the British Columbia Securities Commission:

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

The drill hole information shows reasonable geologic continuity for the massive sulphide domain with the zone apparent on all sections and level plans separated by a single cross fault. The uncertainty on down hole surveys, the wide spacing of drill hole data relative to the ranges of semi-variograms, the lack of quality assurance/quality control data and the lack of measured specific gravities, however, all necessitate a classification of inferred for this resource.

Results of the resource estimation at various zinc cut-off grades can be tabulated as follows:

CutOff	Tonnes > Cutoff	Grade > Cutoff
%Zn	(tonnes)	Zn (%)	Cu (%)	Au (g/t)	Ag (g/t)
1.00	12,300,000	1.92	0.28	0.88	16.94
3.00	1,600,000	4.16	0.23	1.54	31.26
4.00	620,000	5.42	0.29	1.81	31.96

At current metal prices, a cutoff grade of 3-4% Zn is appropriate as a guide for assessing the scope for future production at Point Leamington although at this exploration stage significantly larger tonnages and/or higher grades.

DESCRIPTION OF CARGO PROPERTY

Calibre Australia entered into a farm-in agreement with Sydney-based exploration company Golden Cross Operations Pty Ltd. (“GCO”) on their Cargo gold-copper project, New South Wales, Australia. GCO is a wholly owned subsidiary of publicly-listed Golden Cross Resources Ltd (ASX: GCR).

Project Location

The Cargo porphyry gold-Copper property is road accessible and is located approximately 35 km southwest of the city of Orange in central New South Wales, Australia. The Exploration License (EL 5238) covers 60 square kilometers and is located within prospective Ordovician volcanic rocks of the Lachlan Fold Belt, which contain several porphyry-related gold-copper deposits including the Cadia Hill-Ridgeway gold-copper mines operated by Newcrest Mining Limited. The Cadia Hill open pit and Ridgeway underground mines, located 13 km east of the Cargo property are one of Australia’s largest gold and copper mining operations with combined annual production of 614,832 oz gold and 62,147 tonnes copper (Newcrest Mining 2006 Annual Report; gold and copper production for the 12 months ended June 30, 2006).

Property History

Copper – gold mineralization was first identified in the Cargo area in the mid-late 1800s, with numerous small workings developed on narrow zones of higher grade gold mineralization near the margins of the overall prospect. Recognition of the porphyry Cu-Au association at the prospect led to a first phase of drilling in 1971 by Command Minerals. Several subsequent phases of drilling during the 1970s and 80s focused on a mineralized breccia body near the core of the prospect and its immediate surrounds. These programs returned scattered intersections of 0.1 -0.3% Cu and 0.1 -0.2 g/t Au over 50-200 meters. During the 1990’s and early 2000’s targets around the periphery of the prospect were tested. Extensive shallow drilling was undertaken at the Dalcoath, Essex, and Iron Clad Au prospects near the southern and eastern margins of the overall Cargo prospect. Other drilling during the late 1990’s and early 2000’s by Newcrest and Falcon Minerals focused on testing areas of high magnetic susceptibility and/or chargeability. Several holes intersected sub-economic Cu-Au mineralization. Newcrest also drilled a single particularly deep hole under the breccia body near the core of the prospect to test whether the relatively low-grades in the shallower drilling completed in the 1970s and 1980s improved at depth, but this was not found to be the case.

Geology and Mineralization

The Cargo property contains the mineralised Cargo Porphyry Intrusive Centre, a suite of quartz monzonite, granodiorite and diorite stocks that intrude a sequence of Ordovician-aged andesitic volcanic rocks; and at least two other poorly known porphyry intrusive centers where no mineralisation has been detected to date. The Cargo Intrusive Centre lies in the core of a ca. 3km2 gold-copper-molybdenum soil anomaly and is surrounded by peripheral gold-pyrite vein prospects. Previous exploration at Cargo has intersected broad zones of sub-economic porphyry copper-gold-molybdenum mineralisation in those parts of the intrusive centre where drilling has been undertaken to date.

Phase I Drill Program

During March-April 2007 we drilled 6 RC holes totalling 1,326 meters on two fences across the southeast part of the Cargo porphyry system. These holes targeted the area between previous drilling in the core of the intrusive centre and the peripheral Essex gold prospect ca. 500 meters to the southeast. Individual drill holes were targeted on outcropping altered and mineralised porphyry intrusions, breccias and country rock volcanics that remained largely untested. Our program established the grade of these rocks to a vertical depth of ca. 200 meters. A summary of the drilling results is listed below:

Hole No.	From	To	Interval	Cu	Au	Hole depth
	(m)	(m)	(m)	(%)	(g/t)	(m)
CYC001	0	246	246	0.178	0.095	250
including	0	118	118	0.211	0.120
CYC002	1	250	249	0.135	0.104	250
including	90	108	18	0.204	0.137
	184	250	66	0.164	0.139
CYC004	60	178	118	0.220	0.101	240
	218	240	32	0.156	0.105
CYC005	0	28	28	0.184	0.105	200
	37	104	67	0.141	0.080
CYC006	145	248	103	0.150	0.08	250
including	145	160	15	0.198	0.105
including	184	243	60	0.179	0.085
CYC007	No significant values

The holes were also designed to acquire geological and geochemical information that has been used to vector into the inferred higher grade parts of the system. The drilling extended the known area of porphyry-style mineralisation over 400m towards the southeast, beyond that intersected by previous reconnaissance drilling. It has also provided key constraints on the position of mineralised hydrothermal breccias in the southern part of the Cargo Intrusive Centre.

RC samples were collected from the cyclone, weighed and split in the field using a three tier splitter. Three kg sub samples were shipped directly to ALS-Chemex in Orange NSW where they were dried and split. A 1 kg sub-sample was then pulverised to 85% passing 75 microns. Fire assay for gold was carried out on a 50g aliquot. Copper analyses were done at ALS-Chemex’s Brisbane laboratory as part of a multi-element suite utilising a four acid digestion and ICP-ES finish. Quality Assurance and quality control procedures involved the collection of field duplicates at a frequency of one in every twelve samples. Field blanks were inserted into the sample stream at a frequency of one in twelve samples and certified standards (OREAS) at a frequency of one in thirty three samples.

Phase II Drill Program

A program of detailed surface geological mapping coupled with re-logging of all the available historic diamond drill core and RC cuttings was undertaken by us to refine the geologic model of the entire Cargo Intrusive Centre. This program clearly established a northwest strike to the system as a whole with individual intrusions emplaced in northwest to north-trending fault jogs and dilatants fractures during dextral trans-tensional movement on the controlling fault network. The locations most prospective for higher grade mineralisation in zones of more intense fracturing around long lived faults active during porphyry emplacement have been identified and targeted during a four hole diamond drilling program undertaken in December 2007-January 2008. Analytical results from the four hole 1,819 metre diamond drilling program are listed below:

Hole No.	Azimuth	Dip	From	To	Length	Cu	Au	Mo	Notes
CYCD			(m)	(m)	(m)	(%)	(g/t)	(ppm)
010	225	-55	8	32	24	0.136	0.05	18
011	045	-55		No Significant Intercepts
012	045	-55	0	546	546	0.115	0.07	38
including			432	482	50	0.301	0.13	58
CYC-002/CYCD-013	045	-55	1	486	485	0.119	0.09	41	Combined
CYC-002*			1	250	249	0.135	0.10	45	RC
013**			250	486	235	0.103	0.06	31	DD

*previously released July 25, 2007
** Core hole CYCD-013 is a continuation of RC hole CYC-002

Three of the four drill holes intersected long intervals of a porphyry system containing low grade copper and gold mineralization. The Phase I & II drill programs have successfully outlined structurally controlled, porphyry style mineralization over an area 900m in strike length and 600m in width and up to a depth of 400m. Mineralization remains open at depth and along strike to the north west and south east. A drill hole location map summarizing the results can be found on Calibre’s website at www.calibremining.com.

Drill core was logged and photographed at our Cargo field office. It was then transported to Orange where it was cut under the supervision of Calibre personnel. Half core samples were delivered to ALS-Chemex’s Orange laboratory, where they were dried, crushed and pulverized. Fire assay for gold was carried out on a 50g aliquot. Copper analyses were done at ALS-Chemex’s Brisbane laboratory as part of a multi-element suite utilizing a four-acid digestion and ICP-AES Finish. Quality Assurance and quality control procedures involved the collection of field duplicates at a frequency of one in every twelve samples. Field blanks were inserted into the sample stream at a frequency of one in twelve samples and certified standards at a frequency of one in thirty-three samples. David R. Heberlein, P. Geo, Vice President Exploration of Calibre Mining Corp is the Qualified Person for the Cargo Project and for the information contained in this news release.

Regional licence-wide exploration program

We initiated an exploration program over the wider Cargo licence in the later part of 2007. 1:5000 scale geological mapping and grab sampling was conducted over ca. 9km2 southeast of, and along strike from the Cargo Intrusive Centre. Chlorite-carbonate-sericite altered shears and faults which represent the along strike continuation of mineralised structures at Cargo itself extend several km’s to the southeast of the Cargo Intrusive Centre. Another distinctive porphyry intrusive centre ca. 2km2 in area is present in the southeast part of the Cargo licence at Red Hill

East. These intrusions have been affected by weak patchy chlorite-carbonate-sericite alteration. However, grab samples collected to date from weakly altered outcrops contain no significant copper or gold values.

Syenite-monzonite intrusions in the eastern part of the licence present on government geologic maps of the area have also been investigated during mapping. While these intrusions have been affected by weak chlorite-sericite alteration, none of the outcrops seen appear to be associated with any sulphide mineralisation that might contain cu and/or gold.

DESCRIPTION OF TRUNDLE PROPERTY

Calibre Mining (Australia) Pty Ltd entered into a farm-in agreement with Sydney-based exploration company Western Plains Resource Ltd. (ASX:WPG) on their Trundle gold-copper project, western New South Wales, Australia.

Project Location

The Trundle property (EL4512) covers an area of approximately 77 square kilometers and is located in Central New South Wales immediately adjacent to the township of Trundle, approximately 355 kilometers west of Sydney and 50 kilometers west of Parkes. The tenement covers a "window" of Late Ordovician-age Raggatt Volcanics, which are widely regarded as stratigraphic equivalent of the late Ordovician (450 Ma.) Goonumbla Volcanics. The North Parkes porphyry copper-gold deposits, located 25 kilometers due east are hosted in the Goonumbla Volcanics. Trundle is separated from the Northparkes district by the Tullamore Syncline; a north-south trending Devonian rift. Interpretation of aeromagnetic data suggests that the Raggatt Volcanics may have originally been part of the same unit as the Goonumbla Volcanics, subsequently dismembered during development of the rift.

Property History

Systematic exploration of the Trundle area began in 1984 when Lachlan Resources NL conducted an aeromagnetic survey and a reconnaissance RAB drill program around several areas of old copper and gold workings east and north of the town of Trundle. From 1985 to 1992, Lachlan was involved with a number of joint venture partners including Placer Pacific Ltd (1985-86), Peko Wallsend Operations Ltd (1987-89) and BHP Gold Mines-Newmont Australia (1991-91). Lachlan relinquished the project in 1992. Work conducted during this period included a ground magnetic survey, 515 RAB drill holes, 22 RC drill holes, and 1 diamond drill hole. Follow-up work Nosebi Mining Ltd. in JV with Newcrest Mining from 1995 to 2002 defined nine zones of anomalous Cu-Au mineralization: Dunns (100m @ 0,4 g/t Au), Copper Hill (39m @ 0.55 g/t Au), Botfield (57m @ 0.25 g/t Au) in the southern part of the license; Pig Pen, Wilcox, Mordialloc, Buffalo and Bloomfield in the northern area; and Waynes in the central-east part. Petrology confirmed the presence of shoshonitic intrusives, in places associated with anomalous copper mineralization. In 2004-05, PlatSearch NL under JV with Nosebi Mining Ltd. carried out gravity and high resolution aeromagnetic surveys immediately prior to acquisition of the project by Western Plans Resources Ltd (WPG) in October 2005. WPG completed a programme of 1,030 meters of RAB/aircore drilling for bedrock sampling at Copper Hill and Mordialloc in early 2006, with 2 follow-up RC holes for 499 meters drilled at Mordialloc. These intersected 30m @ 0.14% Cu, 0.11g/t Au (TR047, 0-30m) and 94m @ 0.13% Cu, 0.08 g/t Au (TR048 136-250m).

Geology and Mineralization

Trundle lies within the west-northwest trending Lachlan River Lineament. This interpreted transform structure is considered to have acted as an important control on late Ordovician magmatism and on the emplacement of mineralized porphyry centers in the region (e.g. Cadia-Ridgeway, North Parkes, Copper Hill and Cargo).

The late Ordovician Raggatt Volcanics at Trundle consist of a co-magmatic suite of andesite flows, pyroclastics and volcaniclastic sediments with minor carbonate-rich units. These rocks are intruded by hypabyssal sub-volcanic stocks that range in composition from diorite to quartz monzonite to granodiorite. Sediments and minor acid volcanics of the Lower Devonian Derriwong Beds unconformably overly the Raggatt Volcanics on the western side of the project area. A major thrust fault forms the eastern boundary of the Raggatt Volcanics.

Previous Work and Targets

Previous work on the tenement by WPG, Placer Pacific Ltd., Newcrest, PlatSearch NL and Lachlan Resources NL identified a number of Cu-Au targets representing both skarn and porphyry styles of mineralization. Most historic work involved grid RAB and Aircore drilling for geochemical samples and mapping purposes.

A number of prospective copper-gold porphyry targets are known on the tenement. They are defined on the basis of copper and gold geochemical results from the historical RAB and Air Core drilling as well as airborne magnetics. Several targets bear string similarities to the Endeavour 22, 27 and Veedas porphyry deposits at North Parkes which have a characteristic 'bulls eye' magnetic low or high patterns with coincidently anomalous copper and gold geochemistry in RAB drilling. This pattern can be seen at Bloomfield, Mordialloc, and Copper Hill East targets. In addition, there are several other important copper-gold anomalies that remain poorly drilled or undrilled.

Exploration Potential North Tenement Area

The Trundle project has strong potential for the discovery of one or more economic porphyry gold-copper deposits of a style similar to the known deposits in the North Parkes district. High priority targets in the northern part of the tenement include the Mordialloc, Yarrabandai, and Bloomfield.

Mordialloc consists of a 1,300 meter diameter magnetic high with coincidently anomalous copper (>500 ppm) and gold (> 0.2 ppm) geochemistry (from RAB drilling). Geology determined from the RAB drilling and from a few shallow RC holes on the edges of the target, show that the feature corresponds with a northeast elongated mafic monzonite porphyry intrusion; a favorable rock type for mineralization at North Parkes. Yarrabandai is also underlain by mafic monzonite. This target consists of a northeast trending zone approximately 600m long of strongly anomalous gold (>0.20 ppm) and copper (>400 ppm) geochemistry forming a tail off the southwest end of Mordialloc. Unlike Mordialloc, Yarrabandai coincides with a diffuse magnetic low. Neither target has been effectively drill tested for porphyry style mineralization.

Bloomfield is a similar style of target to Mordialloc. Located 2 km southeast of Mordialloc, it consists of a discrete circular magnetic high, approximately 1,100 meters in diameter, with a subtle central low. Historic RAB drilling over the magnetic feature shows the area is broadly anomalous in copper and gold with widespread values of >200 ppm and >0.1 ppm respectively. Geological mapping by Western Plains identified a northeast trending mafic monzonite-diorite intrusion hosted by andesitic volcanics, coincident with the magnetic anomaly. Patchy zones of weak quartz-sericite-pyrite and propylitic alteration were defined mostly within the volcanics and minor potassic alteration was noted in a few holes drilled into the intrusion. Two fences of RC holes drilled by Newcrest tested the outer edges of the magnetic feature sub-parallel to the long axis of the mapped intrusion. They encountered only low tenor copper and gold mineralization. No drilling has been done into the core of the anomaly to test for high-grade Endeavour 26 style mineralization.

Copper Hill Area

Important exploration potential also exists in the Copper Hill area in the southeast part of the tenement. Old workings at Copper Hill reportedly produced 380 ounces of gold from a shallow open pit and glory hole excavated on an oxidized outcrop of an irregular shaped raft of skarn. This body of skarn mineralization is contained within a large intrusive complex composed of mafic monzonite and diorite in the southeastern part of the tenement.

Initial prospect development comprised grid-based RAB bedrock geochemistry, with the results defining significant bedrock gold and copper anomalies up to 250 meters long and 20 to 100 meters wide. These anomalies were subsequently tested with percussion drilling of 12 holes (936 meters) by two companies; Placer and Newcrest. Several broad zones of low-grade gold mineralization contained within a skarn body were intersected, the best being 39 meters at 0.55 g/t gold in hole PCH-10 and 35 meters at 0.56 g/t gold in PCH-11. Narrow high-grade zones were also intersected in hole PPT3 (9 meters at 2.2 g/t gold, 0.49% copper) and hole PCH-9 (4 meters at 3.2 g/t gold).

More recent work includes deeper drilling of 812 meters in two diamond holes (TD-01 and TD-02) and 781 meters in five inclined RCP holes (TD-03, TD-21, TD-22 and TD-23). As with earlier drilling, TD-01 also intersected broad intervals of low grade gold mineralization associated with fracture-controlled pyrite veining in a mixed zone of propylitically altered andesite and intrusive rocks. The most significant results were 151 meters at 0.23 g/t gold from 20 meters down hole and 60 meters at 0.88 g/t gold from 200 meters. The hole passed through a west dipping thrust fault into Lower Devonian sediments at 345 meters. Other significant results include TD-22 (68 meters at 0.13 g/t gold) and TD-23 (48 meters at 0.14 g/t gold).

A regional aircore hole TR-143 intersected 11 meters at 1.2 g/t gold and 0.36% copper approximately 500 meters north-west of the Copper Hill workings. The mineralisation is associated with oxidized skarn. An adjacent small magnetic high was tested by hole TD-46 and intersected 10 meters at 0.58 g/t gold in diorite with weak propylitic alteration.

Copper Hill East Prospect

Early grid-based RAB sampling at Copper Hill East delineated a 550-metre long bedrock gold anomaly (>0.4ppm to 3.12 ppm) with associated minor copper (>100 ppm). The anomaly is situated approximately 500 meters north-east of the Copper Hill workings. The southern part of the anomaly has been tested by a short diamond core tail in hole LDDH-1 that intersected 6.2 meters at 1.9 g/t gold. Diamond hole CHEP-1 also made an encouraging intersection of 17 meters at 0.67 g/t gold.

Mineralisation at this locality is associated with quartz-sericite-pyrite alteration in andesite. This style of alteration is present in the outer zones of the North Parkes porphyry systems. The depth potential at Copper Hill East may be limited by the proximity to the low-angle thrust fault; however, a significant strike length of the anomaly remains untested.

Dunn's Prospect

Bedrock geochemical sampling by Geopeko, delineated several erratic weak, gold-copper anomalies in an area surrounding scattered old shallow workings in contact skarns at Dunn's. The best anomalies were tested with shallow percussion holes; the most significant intersections were from PPT-8 (10 meters at 1.99 g/t gold, 0.13% copper) and PPT-11 (100 meters at 0.4 g/t gold including 4 meters at 1.69 g/t gold and 2 meters at 1.96 g/t gold).

Follow-up drilling consisted of six inclined RC holes 200 meters each in length and two diamond drill holes, TD-04 and TD-45. The holes intersected propylitically altered diorite, monzodiorite and andesite with minor calc-silicate horizons. Narrow zones of gold-copper mineralisation in the range 0.1 -0.25 ppm gold and 0.1 -0.25% copper were intersected in several of the holes.

Summary

While a significant amount of historical exploration has been carried out on the tenement, very little effective, deep drilling has been done into the principal targets. Management believes that there remains significant potential to discover one or more North Parkes-style porphyry copper-gold deposits on the property. A number of targets are drill-ready following minimal amounts of field work.

Our approach to exploring Trundle will entail a thorough compilation and evaluation of the historical information including re-logging of the old drill holes. This work will be carried out in conjunction with field assessment of the main targets utilizing deep penetrating geochemical methods to refine the targets. Finally, a drilling program will be designed to test one or two of the highest priority targets in Q3, 2008.

DESCRIPTION OF TREND PROPERTY

Calibre Mining Corp. entered into an option agreement with Vancouver-based exploration company New Dimension Resources Ltd. (“NDR”) on their Trend gold project, Nevada, USA.

Under the terms of the agreement we can acquire a 65% direct interest in the Trend property from NDR by completing US$1.5 million in exploration expenditures and maintaining obligations to property vendors, over a four year period. First year exploration expenditures include a firm commitment of US$500,000 and must include drilling on the Trend property. We have the option to acquire an additional 10% interest (for a total interest of 75%) by funding and completing a Preliminary Economic Assessment.

Project Location

The Trend property is road accessible and is located approximately 110 km southwest of the city of Elko in north-central Nevada, USA. The property consists of 145 contiguous claims covering 12.8 square kilometres and lies immediately south of Barrick Gold’s Cortez property, and within the prolific Cortez-Battle Mountain trend of Nevada. The Cortez property hosts the Pipeline, Gold Acres, Cortez Hills, and Cortez Pediment deposits which as of December 31, 2007 contained proven and probable reserves of 11.5 million ounces gold grading 0.080 oz/ton. Production from the Cortez property over the next five years is expected to be 950 to 1 million ounces at total cash costs of US$280 to US$290 per ounce (Barrick Gold Corporation 2007 Annual Report; North America – Significant Projects).

Property History

The property has not until recently undergone recorded mineral exploration since most of the area is covered by Quaternary alluvial cover. Trend Resources conducted Landsat interpretations over the property in the early 1990’s defining subtle structural zones in a pediment area coincident with a number of northwest and northeast structural intersections. This structurally permissive area was subsequently tested by an extensive enzyme leach soil program. Interpretation of results by Dr. J. Robert Clark of Enzyme-ACTLABS, LLC suggested a strong likelihood that a structurally controlled epithermal system existed at depth. Gravity data for the area also suggested that the geochemical anomalies lay at a reasonable depth to support exploration drilling for deposits similar to those of the adjacent Cortez property.

New Dimension Resources acquired the property in 2003 on the basis of its favourable proximity to the adjacent Cortez property. The property was optioned to Agnico Eagle (USA) Ltd. from 2004-2006, during which time field investigations included the acquisition of detailed aeromagnetic and ground-based gravity data. When combined with past geologic and geochemical data, several potentially mineralized fault structures were identified and interpreted to be southerly extensions of the Cortez Fault system. Four reverse circulation drill holes were completed in 2005 in an initial test of the targets. Three of the holes tested predicted splays of the Cortez Fault system, while the fourth tested a bounding fault of an interpreted horst block. The three western-most holes showed broad zones of silica flooding, quartz veining, strong alteration, disseminated and vein related sulphides and intervals of anomalous gold; however they appear to have been entirely within the Upper Plate siliceous assemblage. The eastern-most hole did intersect favourable Lower Plate carbonate assemblage stratigraphy, but was not mineralized. A 14 line kilometre magnetotelluric (MT) survey was subsequently carried out on two lines within the property in order to better identify Lower Plate targets between the recently drilled holes. Results showed that the three western holes lay west of an important north-south trending splay of the Cortez Fault system that down drops Upper Plate rocks on its west side.

Geology and Mineralization

The Trend property is bisected by the Cortez Fault, which forms a major physiographic divide between an upland area underlain by Ordovician Vinini Fm. Cherts (Upper Plate) to the east, and deep Quaternary alluvial cover and a lacustrine basin to the west. It remains unclear whether favourable Lower Plate carbonate stratigraphy is within a reasonable depth of the surface as historic drilling is sparse and has generally not penetrated through the Upper Plate siliceous assemblage (Vinini Fm.). Potential Lower Plate carbonate rocks consisting of altered limestone (Devonian Wenban Fm?) and altered silty limestones and siltstones (Ordovician Hanson Creek Fm?) were encountered in one drill hole (TR0503) in the northeast corner of the western claim area. There is also evidence for Lower Plate rocks approximately 3 kilometres west of the property, where historic drilling (unknown date and company) reportedly intersected Lower Plate Wenban limestone at shallow depths beneath Tertiary and Quaternary cover.

Detailed stratigraphy on the property and area in general is not well known as the property lies within a broad transition zone between better known, but different, stratigraphic sections to the northwest and southeast (Shaddrick, 2004). Roberts et al (1967) and Gilluly and Masursky (1965) have described the Vinini Formation in this area as always having a lower thrust contact with the Roberts Mountain Thrust (RMT). The presence of phosphatic nodules are deemed to be particularly indicative of rocks of the lower Vinini Formation while a lack of quartzites and limestones and the presence of green chert are considered diagnostic of the middle and upper sections of the formation.

Igneous rocks in the area consist of a few small dikes and sills ranging from felsite to diabase. Previous exploration has often focused on these dikes as they were inferred to occupy through going structures; some of these rocks are altered and can contain anomalous gold and arsenic.

Two styles of mineralization are described in the immediate property area. The first consists of fracture and fault fillings of black clay gouge and minor quartz veining with malachite, azurite, and iron oxides after pyrite and possibly chalcopyrite (Shaddrick, 2004). This style of mineralization is believed to be associated with the Cortez Fault system. The second style of mineralization consists of vein and locally bedded barite; minor malachite and azurite occur locally with this style of mineralization.

Exploration Program

In-fill pH and deep penetrating geochemical sampling is planed for late April/early May and will help refine targets for drill testing later in 2008. Concurrent with this sampling, a thorough compilation of available data for the property and re-logging of drill chips and re-analysis of drill chip pulps from historic holes will be carried to better understand the property. Proposed drill holes will test areas with anomalous pH and geochemical signatures in close proximity to the main parts of the Cortez Fault where there is good chance of intersecting favourable Lower Plate carbonate stratigraphy.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following should be read in conjunction with our consolidated financial statements, forming a part of this Annual Report, including Note 12 to the consolidated financial statements which provide reconciliations of material measurement differences between US GAAP and Canadian GAAP. These financial statements are stated in Canadian dollars.

We are an exploration stage company that has not earned revenues from our core business to date. We are presently undertaking the plan of operations described under Item 4. Description of Business, of this Annual Report. We will use our existing cash and working capital as well as proceeds from additional cash raised to fund this plan of operations. We are focused on the exploration and project advancement of our properties in North America and Australia.

Our results of operations are economically evaluated on an “event driven” basis in that exploration expenditures yield information on the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a mineralized deposit’s size and continuity, information that is not in the financial statements. Thus, it is difficult to evaluate the success of operations in a fiscal period by reference to the financial statements given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Our operating activities are subject to the economics of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics although liquidity statistics will be important.

Critical Accounting Estimates and Policies

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.

Actual results could differ from these estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. We evaluate our estimates on an ongoing basis and base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances at that time. The discussion below is intended as a brief discussion of some of the judgments and uncertainties that can impact the application of these policies and the dollar amounts reported on our financial statements. We believe the policies for mineral property interests, long-lived assets, income taxes, and stock-based compensation are critical accounting policies that are affected by the significant judgments and estimates used in the preparation of our financial statements. This is not a complete list of all of our accounting policies, and there may be other accounting policies that are significant your understanding of our company. For a detailed discussion on the application of these and our other accounting policies, see Note 2 of the Financial Statements located in Item 17.

Mineral Properties Expenditures

We are in the process of exploring our mineral properties and have not yet determined whether these properties contain mineral reserves that are economically recoverable.

Under Canadian GAAP, mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic mineral reserve is defined or the prospect is determined by management to be impaired or abandoned. Amounts received for the sale of mineral properties, for option payments and for exploration advances are treated as reductions of the cost of the property, payments in excess of capitalized costs are recognized in income. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the mineral reserves, while costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable mineral reserves, confirmation of our interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of mineral properties. We have investigated title to all of our mineral properties and believe that title to our properties are in good standing.

As described in Note 12 of the Financial Statements, US GAAP requires that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property. Accordingly, for US GAAP purposes, we have expensed all land use costs for mineral properties and deferred exploration costs, which have been incurred by us, for which commercially mineable revenues do not exist.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when events or circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discount cash flow analysis.

Income Taxes

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. The fair value of option grants is established using a Black-Scholes option pricing model. For employees, the fair value of the options at the date of the grant is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty’s performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

Recent US Accounting Pronouncements

Please refer to Note 12 of the audited consolidated financial statements for the year ended December 31, 2007 for a discussion of recent US accounting pronouncements.

A. Results of Operations

The following discussion and analysis of our results of operations and financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2007, 2006 and 2005 appearing under Item 17. Financial Statements.

Year ended December 31, 2007 compared to year ended December 31, 2006

During the year ended December 31, 2007, we recorded a net loss of $3,226,656 or $0.07 per share, as compared to a net loss of $1,635,838 or $0.04 per share for the year ended December 31, 2006. The net results for the year ended 2007 actually reflect higher operating costs over the equivalent period in 2006 combined with write downs on certain mineral properties related to exploration activities in Vanuatu, Solomon Islands, and the Pacific Islands. The following discussion explains the variations in the key components of these numbers.

Our general and administrative costs were higher in 2007, totaling $2,457,717 compared to $1,407,347 in 2006. The key factors related to the increase can be summarized as follows:

  Total salaries and wages increased in 2007 to $1,481,517 from $821,017. The increase is a result of our hiring, in 2007, 4 full-time employees including: a new CEO and President and new VP of Exploration, as well as two additional employees to facilitate our future growth. In 2006, the function of CEO was performed by the CFO. Included in total salaries and wages is non-cash stock-based compensation of $665,105 in 2007 and $630,890 in 2006. The fair value of the options expensed was estimated at the date of grant using the Black-Scholes option pricing model. For more information, see Note 8 of the Financial Statements.

  Office and rent expenses increased to $242,372 in 2007 from $96,215 in 2006 as a result of having a full fiscal year in a larger office space in downtown Vancouver and in Australia. We began this initial office in 2006.

  Travel increased in 2007 to $228,033 from $83,914 in 2006. The increase resulted from expanded operations in Australia in 2007, as well as expanded review of projects in various parts of the Pacific Islands and North America. Travel in 2007 also included additional trips to pursue additional financing opportunities, trade shows, and promotional activities.

  Consulting fees remained comparable to the prior year, in 2007 consulting fees incurred amounted to $143,000 compared to $135,247 in 2006. We pay consulting fees to Endeavor Financial Corp. (“Endeavour”) for services including, but not limited to, assistance in project evaluation and acquisition, as well as capital markets advice. Consulting fees have also increased in part as we began using a consultant for marketing in September 2006.

  Audit and accounting fees increased to $108,695 in 2007 from $64,161 in the prior year. We are a reporting issuer in both Canada and the United States. The increase is a result of increased regulatory standards, compliance requirements, and analysis of new and complex accounting rules, including but not limited to assessment by management of new internal controls.

  Foreign exchange loss increased to $30,353 in 2007, from a gain in the prior year of $27,527. This was a result in an increase activity in Australia and a decrease in value of the Australian currency against the Canadian dollar.

  Amortization expenses increased during the year ended 2007 to $55,934, from $30,702 in 2006, which was a direct result of increased investments in property and equipment including additional computer hardware and software, general office furniture and equipment, and two additional vehicles.

Our other expenses also increased in 2007, totaling $768,939 compared to $228,491 in 2006 (net of interest income of $228,805 earned in 2007 and $198,824 earned in 2006). The key factors related to the increase can be summarized as follows:

  In 2007, management decided it would not pursue certain property and licenses in the Solomon Islands, Vanuatu, and other Pacific Islands, and as a result wrote-off costs previously capitalized to these properties in the amount of $1,017,313 in 2007, and $74,938 in 2006.

  Property investigations decreased in 2007 to $27,531, from $324,959 in 2006 as a result of less reliance on outsourcing consulting work to review property data and review of various legal and regulatory requirements for new and potential projects. In 2007, analysis of potential projects was performed in-house as a result of the new employee additions discussed above.

  In 2007, we charged to the statement of loss a recovery of $47,100 (2006 – write-down of $27,418) related to the non-controlling interest of 3.7% in Cybele. During the third quarter of 2007, we acquired the remaining 3.7% interest in our, now wholly owned, subsidiary. See note 4 of the Financial Statements for further information.

Year ended December 31, 2006 compared to year ended December 31, 2005

During the year ended December 31, 2006, we recorded a net loss of $1,635,838 or $0.04 per share, as compared to a net loss of $1,853,557 or $0.05 per share for the year ended December 31, 2005. The net results for the year ended 2006 actually reflect lower operating costs over the equivalent period in 2005 combined with write downs on certain mineral properties related to exploration activities in Vanuatu, Solomon Islands, and the Pacific Islands. The following discussion explains the variations in the key components of these numbers.

Our general and administrative costs were lower in 2006, totaling $1,407,347 compared to $1,658,310 in 2005. The key factors related to the decrease can be summarized as follows:

  Amortization expenses increased during the year ended 2006 to $30,702, from $18,186 in 2005, which was a direct result of increased investments in property and equipment of mostly, computer equipment and software and furniture. We also moved offices in 2006 and consequently expensed the remaining leasehold improvement balances in the same year.

  Audit and accounting fees decreased to $64,161 in 2006 from $77,971 in the prior year. In 2005, we incurred additional costs associated with our registration with the U.S. Securities and Exchange Commission as a reporting issuer in the United States.

  Consulting fees increased to $135,247 in 2006 from $103,108 in 2005. We paid Endeavor Financial Corp. for services including, but not limited to, assistance in project evaluation and acquisition, as well as capital markets advice. Fees to Endeavor were increased in 2006, which partially accounts for the variance. In addition, we hired a consultant for marketing purposes beginning in September 2006, which also led to the increase.

  Foreign exchange loss decreased to a gain of $27,527 in 2006 from a loss in the prior year of $2,123. This was a result of increased activity in Australia.

  Insurance costs increased in 2006 to $53,470, from $43,645 in 2005. Insurance costs include general office, equipment and director and officer liability insurance. These costs have increased as we have expanded internationally in 2006, which resulted in increased premiums from increased coverage required.

  Legal fees decreased in 2006 to $53,370, from $80,779 in the prior year. The costs were higher in 2005, as a result of our increased activity in property review, due diligence, as well as 2005 included costs associated with our registration to become a U.S. reporting issuer.

  Marketing decreased during 2006 to $537, from $24,540 in 2005, as we no longer used the services of an investor relations firm in 2006.

  Office and rent expenses increased to $106,215 in 2006 from $83,518 in 2005 as a result of obtaining a larger office space in downtown Vancouver and also as a result of our recent international expansion, especially as it relates to setting up an office in Australia.

  Research and development decreased in 2006 to $3,579 from $68,413 in the prior year. In 2005, we allocated funds towards research and development of new and innovative exploration methods, which, in 2006, was completed, and the technology became actively used in exploration activities.

  Total salaries and wages decreased in 2006 to $821,017 from $1,019,352 in 2005. During 2006, our Chief Financial Officer, also acted as our Chief Executive Officer, which resulted in lower costs incurred in salaries. Included in total salaries and wages is non-cash stock-based compensation of $630,890 in 2006 and $675,317 in 2005. The fair value of the options expensed was estimated at the date of grant using the Black-Scholes option pricing model. For more information, see Note 8 of the financial statements located in Item 17.

  Transfer agent and regulatory fees increased in 2006 to $53,204, from $23,234 in 2005, as a result of our two-for-one common stock split in June 2006.

Our other expenses increased in 2006, totaling $228,491 compared to $195,247 in 2005 (net of interest income of $198,824 earned in 2006 and $115,068 earned in 2005). The key factors related to the increase can be summarized as follows:

  Property investigations increased in 2006 to $324,959, from $290,693 in 2006. The increase resulted from increased travel to reviewing projects, hiring consultants to review and interpret data, and review of legal documentation and regulatory requirements.

  In 2006, management decided it would not pursue certain property and licenses in the Solomon Islands, and Vanuatu, and as a result wrote-off costs previously capitalized to these properties in the amount $74,938.

  Interest income rose to $198,824 in 2006, compared to $115,068 in 2005 due to a larger cash balance on hand during fiscal 2006 as a result of a private placement financing completed during that year end.

B. Liquidity and Capital Resources

We have no revenue generating operations from which we can internally generate funds. We rely on either the sale of shares, or the sale or option of its mineral properties. We have no credit facility and other lending arrangement in place. This situation is unlikely to change until such time as we can develop a bankable feasibility study on one of our projects.

When optioning properties, we will sometimes issue stock to the vendor of the property as partial or full consideration for the property in order to conserve our cash.

Working capital

As at December 31, 2007, we had working capital of $4,829,508, compared with $7,682,959 as at December 31, 2006. The majority of our working capital is held as highly liquid cash and cash equivalents, as described below. We did not raise any debt or arrange any significant equity financing in 2007, and consequently there has been a decrease in working capital from the prior year. The funds raised in the prior year were used to advance and fund our exploration activities in North America and Australia and used in operating costs described in detail in Item 4A:

Results of Operations.

At present, management expects to expend approximately $3.6M of our remaining working capital on projects discussed above in Australia and North America, as well as general and administrative activities. We anticipate that we will be able to finance both our future exploration and project advancement programs and operating expenses over the balance of fiscal 2008 with our existing working capital. Additional financing may also be available if the holders of our outstanding options exercise these options. We have not identified any further potential sources of long-term liquidity.

A discussion of our capital expenditure commitments is included in Item 4F: Tabular Disclosure of Contractual Obligations.

In the event that actual costs exceed planned expenditures, we will be required to obtain additional financing to continue our exploration and project advancement efforts. We may not be successful in our efforts to raise the required funds, if needed, or on terms that are satisfactory to us. Any future financings may not be sufficient to sustain our required levels of operations. In addition, if necessary, we may explore strategic alternatives, which may include a merger, asset sale, joint venture or another comparable transaction. If we are unable to obtain sufficient cash to continue to fund operations or if we are unable to locate a strategic partner, we may be forced to seek protection from creditors under the bankruptcy laws or cease operations. Any inability to obtain additional cash as needed would have a material adverse effect on our financial position, results of operations and our ability to continue in existence.

Cash and cash equivalents

We had cash of $4,758,818 as at December 31, 2007, compared to $7,685,884 at the end of 2006. The liquid portion of the working capital consists of cash and cash equivalents held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. Management of these securities is conducted in-house and is based on investment guidelines approved by the Board. These investments are in conservative money market instruments that bear and carry a low degree of risk. The objective of these investments is to preserve funds for future operations. We do not have financial assets that are invested in asset backed commercial paper.

Cash used in operating activities

During the year ended December 31, 2007, cash used in operating activities was $1,657,028.

Cash Used in investing activities

We used $243,963 during 2007 to purchase computer equipment and software, as well as two new vehicles to be used in exploration operations. Cash used in mineral property costs totaled $1,363,575. Cash used to invest and explore in mineral properties included advancing Phase I and Phase II of our drilling programs in Cargo, Australia, as well as an airborne magnetic and GEOTEM survey being performed and assessed in Point Leamington, Newfoundland, Canada.

Cash used in financing activities

During 2007, we received $337,500 in gross proceeds from the exercise of 2,100,000 stock options.

We did not undertake any funding activities during the year ended December 31, 2007, as the private placement during the year ended December 31, 2006 provided sufficient funds to the present and into 2008. During 2006, we closed a non-brokered private placement financing by issuing 8,700,000 units at a price of $0.52 per unit for total gross proceeds of $4,524,000. We incurred legal and regulatory fees of $23,110 in connection with this private placement. Each unit consisted of one common share and one-half of a common share purchase warrant. One full warrant allows the holder to purchase one common share. The warrants had an exercise price of $1.00 per common share and expired on January 12, 2008, without being exercised.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

Other than the obligations relating to the Trundle, Trend, and Cargo properties (as described in Item 4. Information on the Company – Business Overview and Item 5. Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations), we believe there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity either increasing or decreasing at present or in the foreseeable future. We may require additional capital in the future to meet our acquisition payments and other obligations under property option agreements for those properties we consider worthy to incur continued holding and exploration costs upon. The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from our future business activities. We intend to utilize cash on hand in order to meet our obligations under property option agreements at least until December 31, 2008. It is unlikely that we will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, subsequent to December 31, 2008, we may need to raise additional capital by the issuance of equity. At this time, we have no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of filing there is a noted favourable trend with regard to the market for metal commodities and related companies; however, it is our opinion that our own liquidity will be most affected by the results of our exploration activities. The discovery of an economic mineral deposit on one of our exploration concessions may have a favourable effect on our liquidity, and conversely, the failure to find one may have a negative effect.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table outlines our significant contractual obligations as of May 5, 2008 in Canadian dollars:

Contractual Obligations*	Total	2008	2009	2010	2011	2012	2013 and After
Operating lease for office	$432,000	$117,000	$123,000	$127,000	$65,000	$Nil	$Nil
Cargo Property**	$4,090,000	$645,750	$1,291,500	$2,152,500	$Nil	$Nil	$Nil
Trundle Property***	$2,583,000	$Nil	$516,600	$861,000	$1,205,400	$Nil	$Nil
Trend Property++	$1,485,000	$Nil	$495,000	$Nil	$Nil	$990,000	$Nil

*	A description of the written agreement pursuant to which these obligations arise is contained in Item 4. Information on the Company – Business overview.
**

On December 19, 2006, we entered into an agreement to acquire an interest in the Cargo Property, upon completion of total expenditures on the property of AUS $5,000,000 (CDN $4,305,000), to be incurred as follows (exchange rates used are as at December 31, 2007):

•	A commitment to spend AUS $250,000 (CDN $215,250) on the property by November 28, 2007 (completed);
•	An additional AUS $750,000 (CDN $645,750) of expenditures by November 28, 2008;
•	An additional AUS $1,500,000 (CDN $1,291,500) of expenditures by November 28, 2009; and
•	An additional AUS $2,500,000 (CDN $2,152,500) by November 28, 2010.

***

Subsequent to year end, on January 2008, we entered into an option agreement to potentially acquire up to a 70% interest in the Trundle Property by completing AUS $3.0 million (CDN $2.6 million) in exploration expenditures over a three year period, including a minimum expenditure commitment of AUS $600,000 (CDN $520,200) in the first year after the date of the agreement (exchange rates used are as at December 31, 2007).

++

In February 2008, we executed an option agreement that will allow us to earn up to a 65% interest in the Trend Property, by completing US$1.5 million (CDN $1.485 million) in exploration expenditures and maintaining obligations to property vendors, over a four year period. First year commitments include drilling and a minimum expenditure of US$500,000 (CAD $495,000) (exchange rates used are as at December 31, 2007).

G. Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 shall apply to our statements pursuant to Items 5.E and F of this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

All of our directors are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with Calibre’s by-laws. Our last regular annual meeting was held on May 30, 2007. Our officers are appointed by the Board of Directors.

As at the date of this Annual Report, the following persons were our officers, directors and senior management.

Name, Age and Position (1)	Principal Occupation During the Past 5 Years	Service as a Director /Officer
ROBERT BROWN, 39 President, CEO and Director	Manager, Exploration Business Development and Canadian Exploration, Barrick Gold Corp. (2003 to 2007); Manager, Exploration and Development Valuations, Barrick Gold Corp. (2001 to 2003)	Since March 2007
DAVID HEBERLEIN, 49 Vice-President, Exploration	Chief Geochemist, Exploration (2003 to 2007); General Manager, Barrick Exploraciones S.A. Argentin and Barrick Chile Ltd. (1995 to 2002)	Since March 2007
EDWARD FARRAUTO, 52 CFO and Director	Director, Bayridge Capital Corp. (1997 to present)	Since December 2003
DOUGLAS B. FORSTER, 49 Director and Chairman	Director, Rubicon Minerals Corp. (1996 to 2005), Director, Radiant Communications Corp. (2000 to 2005), Director, Odyssey Resources Ltd. (2001 to 2004), and Director, Sonic Environmental Solutions Inc. (2002 to present). President, Quarry Capital Corp. (1994 to present).	Since December 2003
JOHN REYNOLDS, 66 Director	Senior Strategic Advisor, Lang Michener LLP., March 2006 to present, Leader of the Official Opposition for the Government of Canada, Official Opposition House Leader and Member of Parliament for the riding of the West Vancouver-Sunshine Coast- Sea to Sky Country from 1997 to January 2006.	Since March 2005
JEFFREY P. FRANZEN, 57 Director	President, Franzen Mineral Engineering Limited. Director, Terrane Metals Corp. (March 2006 to present). Director, Western Keltic Mines (March 2005 to April 2008).	Since August 2004
BLAYNE JOHNSON, 50 Director	Businessman	Since May 2004
DAVID TOYODA, 40 Corporate Secretary	Associate Counsel, Boughton Law Corporation (2005 to present); Partner, Catalyst Corporate Finance Lawyers (1999 to 2005).	Since December 2003

(1)

None of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

The business background and principal occupations of our officers, directors, and senior management for the preceding five years are as follows:

Robert Brown

Mr. Brown has served as our President, Chief Financial Officer and Director since March 2007. Mr. Brown has been involved in mineral exploration and the North American and European capital markets for the past 14 years. He holds his B.Sc. (Hons. Geology) from the University of Alberta and an MBA from the Rotman School of Business at the University of Toronto. From 1994 to 1998, Mr. Brown was a Mining Analyst at Yorkton Securities Inc., where he was responsible for reviewing gold, base metal, diamond and coal exploration and development projects. In 2000, Mr. Brown joined Barrick Gold Corp. where he held a number of management positions with Barrick including Manager, Exploration and Development Valuations and Financial Analyst, Exploration. Prior to leaving Barrick, he held the senior position of Manager, Exploration Business Development and Canadian Exploration where he was responsible for managing Barrick’s Canadian and Alaskan advanced project evaluations, corporate acquisitions and exploration programs.

David Heberlein

Mr. Heberlein has served as our Vice-President of Exploration since March 2007. Mr. Heberlein has been involved in the mineral exploration and mine development industry for the past 28 years. He holds his B.Sc. (Hons. Geology) from the University of Southampton, England, and his M.Sc., (Geology) from the University of British Columbia. Mr. Heberlein has world-wide experience in exploring for both precious and base metal deposits and has worked extensively in both North and South America. Prior to joining Barrick Gold Corp. in 1994, Mr. Heberlein worked as a senior project geologist with mine development companies including Metall Mining Corporation, Minnova Inc. and Esso Minerals Canada Limited. Mr. Heberlein held a number of senior management positions with Barrick including General Manager, Argentina & Chile Exploration with his most recent posting prior to leaving the company being Chief Geochemist, Exploration where he was responsible for supervising Barrick’s global geochemical exploration programs. Mr. Heberlein is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Edward Farrauto

Mr. Farrauto has served as our Chief Financial Officer and Director since December 2007. Mr. Farrauto has 17 years of experience as a senior financial officer in private and public companies. His experience encompasses financial and regulatory compliance and public company management. Mr. Farrauto has been directly responsible for overseeing private placement financings, prospectus filings, reverse takeovers and merger and acquisition transactions. He has extensive experience with U.S. filings including SEC clearance and reporting issuers.

Douglas B. Forster

Mr. Forster has served as our Director since December 2003. Mr. Forster has been associated with the mining and oil and gas industries for the past 28 years. He holds a B.Sc. (1981) in Geology and a M.Sc. (1984) in Economic Geology from the University of British Columbia, Canada. Mr. Forster has extensive experience and a proven track record in resource project development, mergers and acquisitions, equity finance and public company management. He has been a founder, senior executive and/or director of 12 publicly traded companies listed on North American Stock Exchanges. For almost three decades Mr. Forster has been involved in creating wealth for North American and International investors through natural resource discovery, exploration and development. Mr. Forster is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

John Reynolds

Mr. Reynolds has served as our Director since March 2005. Mr. Reynolds career includes substantial experience in venture capital development, consumer products marketing, resource sector development and elected political office, both federal and provincial. Mr. Reynolds began his career in the sales and marketing field but has spent the last 35 years in the political arena, with a career that includes the positions of Member of Parliament; Minister of the

Environment for BC; and Official opposition House Leader for the Conservative Party, to name a few. John was appointed as a Senior Strategic Advisor to Lang Michener law firm in Vancouver and has been appointed as a member of the Queen's Privy Council for Canada.

Jeffrey P. Franzen

Mr. Franzen has served as our Director since August 2004. Mr. Franzen has more than 30 years experience in mineral exploration, mine development and operations. He is President of Franzen Mineral Engineering Limited, an independent consultancy that specializes in the management of advanced exploration and development stage projects several of which were subsequently sold to third parties. Mr. Franzen has held leadership roles in the British Columbia & Yukon Chamber of Mines, Mineral Deposits Division of the Geological Association of Canada and Vancouver Mineral Exploration Group. Mr. Franzen is a registered professional engineer in the Province of British Columbia and holds a B.Sc. (Hons.) degree in Geology from the University of British Columbia and a M.Sc. degree in Structural Geology from Carleton University.

Blayne Johnson

Mr. Johnson has served as our Director since May 2004. Mr. Johnson has been involved in the investment community for the past 20 years. As a Vice President of First Marathon Securities, he played a key role in providing institutional financing to junior resource companies. During his tenure at the firm, First Marathon participated in over $5 billion of equity financings for natural resource companies. His work at First Marathon involved equity and debt financings as well as mergers and acquisitions. Mr. Johnson also advised institutional clients on investments. Since 1996 he has managed his own investment and real estate portfolios and has been an active investor in the mining and energy sectors. He is currently the Chairman of Featherstone Capital Advisors.

David Toyoda

Mr. Toyoda has served as our Corporate Secretary since December 2003. Mr. Toyoda is an Associate at Boughton Law Corporation. He completed his law degree at the University of British Columbia in 1992, and was called to the British Columbia Bar in 1993. Mr. Toyoda is also involved in coordinating corporate governance courses for Simon Fraser University and the TSX Venture Exchange.

B. Compensation

In this section, “Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three other most highly compensated officers who were serving as executive officers at the end of the most recently completed fiscal year and whose salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer at the end of the most recently completed fiscal year end.

Robert Brown (President and Chief Executive Officer), Edward Farrauto (former President and former Chief Executive Officer and current Chief Financial Officer), and David Heberlein (VP Exploration) are the “Named Executive Officers” for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during our three most recently completed fiscal years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Position of Principal	Fiscal Year Ended	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation (#)
Robert Brown(1) President, Chief Executive Officer and Director	2007 2006 2005	242,308 Nil Nil	Nil Nil Nil	Nil Nil Nil	2,000,000(1) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dave Heberlein(2) VP Exploration	2007 2006 2005	175,978 Nil Nil	Nil Nil Nil	Nil Nil Nil	1,500,000(2) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Edward Farrauto(3) Chief Financial Officer and Director	2007 2006 2005	60,000 60,000 60,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:
(1)

Mr. Brown has an employee agreement with us which provides an annual fixed remuneration of $250,000 and expires March 26, 2010. Of the options granted, 1,500,000 are exercisable at a price of $0.44 each until March 7, 2012 (of which 1,125,000 had vested as at May 5, 2008) and 500,000 are exercisable at a price of $0.60 each until June 13, 2012 (of which 250,000 had vested as at May 5, 2008). These options vest 25% immediately on grant and 25% at each six month interval after the date of grant until fully vested.

(2)

Mr. Heberlein has an employee agreement with us which provides an annual fixed remuneration of $175,000 and expires April 11, 2010. Of the options granted, 1,000,000 are exercisable at a price of $0.44 each until March 7, 2012 (of which 750,000 had vested as at May 5, 2008) and 500,000 are exercisable at a price of $0.60 each until June 13, 2012 (of which 250,000 had vested as at May 5, 2008). These options vest 25% immediately on grant and 25% at each six month interval after the date of grant until fully vested.

(3)	Mr. Farrauto receives annual fees of $60,000 for services performed as our Chief Financial Officer and Director, which are charged through his management company.

Long-Term Incentive Plan Awards and Pension Plans

With the exception of the issuance of stock options noted above, we do not presently have a long-term incentive plan, pension plan, retirement plan or similar benefits for directors, senior management, or employees, nor is any such plan contemplated.

Stock Options

Our shareholders and the regulatory authorities have approved our Stock Option Plan (“Stock Option Plan”) through which shares are reserved from the Treasury for issuance to directors, officers, and our key employees pursuant to incentive stock option agreements to be entered into with them, all in accordance with the terms of the Stock Option Plan. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of our company.

The following tables set out the aggregate options granted and exercised by the Named Executive Officers during the most recent completed fiscal year and the aggregate fiscal year-end value of unexercised options:

Option Grants During the Most Recently Completed Fiscal Year

NAMED EXECUTIVE OFFICERS Name and Title	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Robert Brown President, Chief Executive Officer and Director	1,500,000 500,000	39.5% 13.2%	$0.44 $0.60	$0.44 $0.60	March 7, 2012 June 13, 2012
Dave Heberlein VP Exploration	1,000,000 500,000	26.3% 13.2%	$0.44 $0.60	$0.44 $0.60	March 7, 2012 June 13, 2012
Edward Farrauto Chief Financial Officer and Director	N/A	N/A	N/A	N/A	N/A

Aggregated Option Exercises During The Most Recently Completed Fiscal Year And Fiscal Year-End Options/ SAR Values

NAMED EXECUTIVE OFFICERS Name and Title	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY- End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at FY- End ($) Exercisable/ Unexercisable
Robert Brown President, Chief Executive Officer and Director	N/A	N/A	1,000,000 / 1,000,000	Nil/Nil
Dave Heberlein VP Exploration	N/A	N/A	750,000 / 750,000	Nil/Nil
Edward Farrauto Chief Financial Officer and Director	800,000	$540,000	Nil/Nil	Nil/Nil

Compensation of Directors

We compensate our independent directors, Mr. Foster, Mr. Reynolds, Mr. Franzen, and Mr. Johnson $10,000 per annum each, paid in quarterly instalments of $2,500. During the year ended December 31, 2007, our independent directors, Mr. Forster, Mr. Reynolds, Mr. Franzen, and Mr. Johnson each received director fees paid in cash in the amount of $10,000 (for total compensation of $40,000 for the year end December 31, 2007). During 2007, we did not grant any stock options or other equity awards to any of our directors for their service on the Board.

C. Board Practices

Each of the directors continues to serve until the next annual general meeting of shareholders unless his or her office is vacated earlier in accordance with our Articles or the provisions of the Business Corporations Act (British Columbia). Our next annual general meeting of shareholders will be held in May 2008. Our officers are appointed by the board and serve at the board’s pleasure. We have not entered into service contracts with any of our directors.

The Audit Committee, comprised of Mr. Forster, Mr. Johnson, and Mr. Reynolds, meets once per quarter. The Audit Committee meets periodically with management and the independent auditors to review financial reporting and control matters. The Audit Committee is responsible for reviewing with the independent auditors all of our financial statements to be submitted to the annual general meeting of our shareholders, prior to their consideration by the Board of Directors.

The Compensation Committee is comprised of Mr. Johnson, Mr. Forster and Mr. Franzen. This committee meets periodically and is responsible for ensuring the compensation levels and incentives are appropriate and makes recommendations to the board.

The Corporate Governance Committee is comprised of Mr. Forster, Mr. Johnson and Mr. Reynolds and meets periodically. It is responsible for overseeing the strategic planning process and identification of risk, reviewing the internal controls and monitoring the effectiveness of the board.

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

D. Employees

As of December 31, 2007, we had five full-time employees located in the Vancouver office and four full-time employees located in the Canberra, Australia office. None of the employees are unionized.

E. Share Ownership

The shareholdings of our directors and officers as at May 5, 2008 are disclosed as follows:

Name and Title	Share Ownership (1)	% Share Ownership (2)
Robert Brown President, Chief Executive Officer and Director	2,069,500	3.9%
David Heberlein Vice-President, Exploration	1,500,000	2.9
Edward Farrauto Chief Financial Officer and Director	1,269,400	2.5
Douglas B. Forster Director	4,720,464	9.3
Jeffrey P. Franzen Director	2,100,000	4.1
John Reynolds Director	676,600	1.3
Blayne Johnson Director	5,300,466	10.3
David Toyoda Corporate Secretary	40,000	**
All Directors and Senior Management as a group (8 persons)	17,676,430	31.5%

** Less than one percent

Notes:

(1)

The above share ownership amounts are as at May 5, 2008 and the figures include stock options owned by each of the individuals identified at that date (stock option ownership per individual is discussed in the table immediately below).

(2)

Calculated based on a total of 50,654,916 Common Shares issued and outstanding as of May 5, 2008 and on the basis whereby only the options and warrants as held by the individual are added to the issued and outstanding number of shares thereby showing no effect to other possible anti-dilutive factors.

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

The following options were outstanding as at May 5, 2008:

Name	Number of Common Shares under Option	Exercise Price	Expiry Date
Robert Brown President, Chief Executive Officer and Director	1,500,000 500,000	$0.44 $0.60	March 7, 2012 June 12, 2012
David Heberlein Vice-President, Exploration	1,000,000 500,000	$0.44 $0.60	March 7, 2012 June 12, 2012
Edward Farrauto Chief Financial Officer and Director	Nil	N/A	N/A
Douglas B. Forster Director	200,000	$0.50	May 18, 2010
Jeffrey P. Franzen Director	400,000 200,000	$0.675 $0.50	August 29, 2009 May 18, 2010
John Reynolds Director	400,000 200,000	$0.60 $0.50	March 4, 2010 May 18, 2010
Blayne Johnson Director	600,000	$0.50	May 18, 2010
David Toyoda Corporate Secretary	10,000 10,000 20,000	$0.125 $1.00 $0.50	December 11, 2008 April 29, 2009 May 18, 2010
Other Employees	50,000 600,000	$0.625 $0.625	April 27, 2011 June 9, 2011

Name	Number of Common Shares under Option	Exercise Price	Expiry Date
	300,000 25,000	$0.44 $0.20	October 15, 2012 April 16, 2013
Consultants	50,000	$0.65	June 19, 2011
Totals	6,565,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

We are a publicly-held corporation, with our shares held by residents of Canada, the United States of America and other countries. To the best of our knowledge, the following persons, corporations, or other entities beneficially own, directly or indirectly, or controls more than 5% of our common shares, the only class of securities with voting rights, as at May 5, 2008. We are not aware of any significant change in the percentage ownership held by any of these greater-than-5% shareholders during the past three years. The shareholders below have identical voting rights to the other shareholders.

Identity of Holder	Number of Common Shares	Percentage of Beneficially Owned
Douglas B. Forster	4,720,464	9.3%
Blayne Johnson	5,300,466	10.3%

United States Shareholders

As of May 5, 2008, we had 48 registered shareholders with addresses in the United States representing 3.01% of the then-issued and outstanding shares. In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

Transfer Agent

Our securities are recorded on the books of our transfer agent, Pacific Corporate Trust Company of Canada located at 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, phone number (604) 689-9853. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We do not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries. For the purposes above, shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Control

To the best of our knowledge, we do not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. There are no arrangements known to us which, at a subsequent date, may result in our change in control.

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, “insiders” (generally officers, directors and holders of 10% or more of our issued and outstanding shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in our securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 W. Georgia Street, Vancouver, British Columbia, V7Y 1L2 (phone number (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca). Commencing in 2002, in British Columbia all insider reports must be filed electronically 10 days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B. Related Party Transactions

Except as set forth below, no director or senior officer and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Calibre or its predecessors during the three years ended December 31, 2007:

(a)	The expenditures charged by parties not at arm’s length to us consist of the following:

	2007	2006	2005

Salaries paid to a former director	$-	$-	$180,714
Fees paid to a former director and officer	$144,769	$62,389	$48,076
Consulting fees paid to a director	$-	$-	$9,200
Accounting fees paid to a director and officer	$60,000	$60,000	$60,000
Legal fees paid to a law firm associated an officer	$44,418	$29,929	$48,495
Rent and Administration fees paid to a
company with common directors	$-	$20,000	$-
Fees paid to independent directors	$40,000	$10,000	$-

(b)

As at December 31, 2007, amounts due to related parties consist of $Nil (2006 - $38,300) owing to our directors and an officer. These amounts include director fees, legal and travel expenses. These amounts were incurred in the ordinary course of business and are non-interest bearing, unsecured and due on demand.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Our audited financial statements for each of the years in the three-year period ended December 31, 2007, 2006 and 2005 including our balance sheets, the statements of operations, of shareholders' equity and of cash flows and the notes to those statements and the auditors' report thereon, are included in this Annual Report. The financial statements required as part of this Annual Report are filed under Item 17 of this Annual Report.

Dividend Policy

Payment of dividends on our shares is within the discretion of our Board and will depend upon our future earnings, our capital requirements and financial condition, and other relevant factors. We do not currently intend to declare any dividends for the foreseeable future.

B. Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Trading Markets

The following table shows the progression in high and low trading prices of our common shares on the TSX Venture Exchange for the five most recent full fiscal years, and are presented on a post two-for-one common stock split basis (which was effected in June 2006):

Year	High	Low
2007	$0.85	$0.32
2006	$0.95	$0.41
2005	$0.875	$0.525
2004	$1.375	$0.375
2003	$0.63	$0.02

The quarterly high-low ranges for our common shares on the TSX Venture Exchange for the past two fiscal years and for the first quarter of fiscal 2008 are set out below, and are presented on a post two-for-one common stock split basis (which was effected in June 2006).

Year	High	Low
2008
1st Quarter	$0.36	$0.21
2007
4th Quarter	$0.47	$0.32
3rd Quarter	$0.57	$0.33
2nd Quarter	$0.79	$0.52
1st Quarter	$0.85	$0.40
2006
4th Quarter	$0.60	$0.41
3rd Quarter	$0.78	$0.57
2nd Quarter	$0.95	$0.40

Year	High	Low
1st Quarter	$0.875	$0525

The monthly high-low ranges for our Common Shares on the TSX Venture Exchange for the most recent six months are set out below.

Month	High	Low
April 2008	$0.27	$0.18
March 2008	$0.33	$0.21
February 2008	$0.30	$0.23
January 2008	$0.36	$0.32
December 2007	$0.36	$0.34
November 2007	$0.40	$0.33

At May 5, 2008, we had 50,654,916 Common Shares issued and outstanding and held by an estimated 196 owners of record.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares have been listed and posted for trading on the TSX Venture Exchange (Symbol: CXB) since October 5, 1994. Currently, our Common Shares are not listed or traded on an exchange or stock market in the United States.

D. Offer and Listing Details

Not applicable.

E. Offer and Listing Details

Not applicable.

F. Offer and Listing Details

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

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

As of December 31, 2007 our authorized and issued capital was as follows:

Authorized:	unlimited number of common shares without par value

Issued:	50,654,916 common shares

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

Shareholders

An annual general meeting shall be held once in every calendar year and within 15 months of the last annual general meeting at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two members or two proxy holders representing members, or a combination thereof, holding not less then 5% of the issued and outstanding shares entitled to be voted at the meeting. We believe there is no limitation imposed by the laws of British Columbia or by the Notice of Articles or Articles on the right of a nonresident to hold or vote the Common Shares.

C. Material Contracts

We have entered into the following material contracts during the past two fiscal years and up to the date of this Annual Report:

1.

Farm-In Cargo Agreement dated December 6, 2006 (ratified pursuant to an agreement dated October 22, 2007 between our subsidiary Cybele Resources (Australia) Pty Ltd. and Golden Cross Operations Pty Ltd. A detailed description of the terms of this agreement is included in Item 4A. Information about the Company – Our History and Development.

2.	Employment Agreement between us and Robert Brown dated March 7, 2007, described in Item 6B. Directors, Senior Management, and Employees – Compensation.

3.	Employment Agreement between us and David Heberlein dated March 7, 2007, described in Item 6B. Directors, Senior Management, and Employees – Compensation.

4.	Stock Option Agreements dated March 7, 2007 between us and each of Robert Brown and David Heberlein. See item 6. Directors, Senior Management and Employees – Stock Options described above.

5.	Stock Option Agreements dated June 12, 2007 between us and each of Robert Brown and David Heberlein. See item 6. Directors, Senior Management and Employees – Stock Options described above.

6.

Agreement dated July 31, 2007, between us and the minority shareholders of Cybele Resources (Australia) Pty Ltd. to acquire a 3.7% interest in Cybele. A detailed description of the terms of this agreement is included in Item 4A. Information about the Company – Our History and Development.

7.

Agreement dated January 25, 2008 between our wholly-owned Australian subsidiary Calibre Mining (Australia) Pty Ltd. and Western Plains Resources Ltd., for our option to acquire an undivided 70% right, title, and interest in the Trundle Property. A detailed description of the terms of this agreement is included in Item 4A. Information about the Company – Our History and Development.

8.

Agreement dated February 6, 2008, between our wholly-owned U.S. subsidiary Calibre Mining Ltd. and Dimension Resources (USA) Inc. for our option to acquire an undivided 65% right, title, and interest in the Trend Property. A detailed description of the terms of this agreement is included in Item 4A. Information about the Company – Our History and Development.

9.

Agreement dated February 13, 2008, between us and Altius Resources Inc. for our purchase of certain mineral claims located in the Point Leamington, Newfoundland Region. A detailed description of the terms of this agreement is included in Item 4A. Information about the Company – Our History and Development.

D. Exchange Controls

We do not believe there are any decrees or regulations under the laws of British Columbia or Canada applicable to us restricting the import or export of capital or affecting the remittance of dividends or other payments to nonresident holders of our Common Shares, other than for the withholding of taxes. There are no restrictions under our Notice of Articles or Articles that limits the right of non-resident owners to hold or vote our Common Shares or to receive dividends thereon. We are organized under the laws of British Columbia. There is uncertainty as to whether the Courts of British Columbia would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in British Columbia Courts against us or such persons predicated upon the federal securities laws of the United States.

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

E. Taxation

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Any documents referred to in this Annual Report may be inspected at our principal office located at Suite 1250 – 999 West Hastings Street, Vancouver, British Columbia, Canada, V6C 2W2 during normal business hours.

I. Subsidiary Information

All subsidiary information is included in our consolidated financial statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to our indebtedness or any of our significant subsidiaries. There are no payments of dividends by us in arrears, nor has there been any other material delinquency relating to any class of preference shares.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS
OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007, being the date of our most recently completed fiscal year end. This evaluation was carried out under the supervision and the participation of our management, including our Chief Executive Officer and our Chief Financial Officer. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our internal control over financial reporting as of December 31, 2007, based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

/S/ Robert Brown	/S/ Edward Farrauto
Robert Brown	Edward Farrauto
President and Chief Executive Officer	Chief Financial Officer

THE FOREGOING MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING SHALL NOT BE DEEMED TO BE “FILED” WITH THE SEC, NOR SHALL SUCH INFORMATION BE INCORPORATED BY REFERENCE INTO ANY PAST OR FUTURE FILING UNDER THE SECURITIES ACT OR THE EXCHANGE ACT, EXCEPT TO THE EXTENT WE SPECIFICALLY INCORPORATE IT BY REFERENCE INTO SUCH FILING.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth quarter of fiscal 2007 that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP, Chartered Accountants, our independent registered public accounting firm in fiscal 2007, and by Staley Okada & Partners, Chartered Accountants, our predecessor auditors in fiscal 2006.

		Year ended		Year ended
Fees and Services		December 31, 2007		December 31, 2006

Audit Fees (a)		$68,998		$34,000
Audit Related Fees	$	Nil		$18,448
Tax Fees (b)	$	Nil	$	Nil
All Other Fees (c)		$19,170	$	Nil
		$88,168		$52,448

(a)

Audit fees consist of services provided by our auditors in relation to quarterly reviews of the interim consolidated financial statements. In addition, it also includes our auditor’s fees in relation to the Form 20-F registration process.

(b)	Tax fees include our auditor’s fees in relation to the completion of our corporate tax returns.
(c)	“All Other Fees” include all other non-audit services.

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

As 2007 was the first year of the Audit Committee pre-approval process, only the audit and tax services rendered in the year ended December 31, 2007 were pre-approved by the Audit Committee. There were no waivers of the audit committee pre-approval process in 2007.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS

There were no purchases made by or on behalf of us or any “affiliated purchaser” of our equity securities.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

a.	Report on Management’s Responsibility for Financial Reporting;

b.	Reports of Independent Registered Public Accounting Firms;

c.	Consolidated Balance Sheets as at December 31, 2007 and 2006;

d.	Consolidated Statements of Changes in Shareholders’ Equity for years ended December 31, 2007, 2006, and 2005;

e.	Consolidated Statements of Loss and Comprehensive Loss for years ended December 31, 2007, 2006, and 2005;

f.	Consolidated Statements of Cash Flows for years ended December 31, 2007, 2006, and 2005;

g.	Consolidated Schedules of Mineral Property Costs for years ended December 31, 2007, 2006, and 2005; and

h.	Notes to the Consolidated Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17. Financial Statements.

(Formerly TLC Ventures Corp.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006
(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to generally accepted accounting principles in the United States as described in Note 12 to these financial statements.

The Company’s management is responsible for the integrity of the financial information and for the implementation and maintenance of an appropriate system of internal control. A system of internal controls is designed to provide reasonable assurance that transactions are authorized, assets are safeguarded from loss or unauthorized use, to produce reliable accounting records for financial reporting purposes, and to ensure these accounting records are properly maintained.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). The audit includes an examination on a test basis, of evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

The Board of Directors are responsible for ensuring that management fulfills its responsibilities for financial reporting and implementation an maintenance of a system of internal controls. The Board exercises this responsibility through the Audit Committee. The Audit Committee meets with management and the independent auditors to ensure that management’s responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval.

In addition, the Audit Committee also considers the independence of the external auditors and reviews their fees. The external auditors have access to the Audit Committee without the presence of management.

“Robert Brown”	“Edward Farrauto”
President and Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 17, 2008

Independent Auditors’ Report

To the Shareholders of Calibre Mining Corp. (formerly TLC Ventures Corp.):

We have audited the Consolidated Balance Sheets of Calibre Mining Corp. (the “Company”) (formerly TLC Ventures Corp.) (an exploration stage company) as at December 31, 2007 and 2006 and the Consolidated Statements of Changes in Stockholder’s Equity, Loss and Comprehensive Loss and Cash Flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended December 31, 2005 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 6, 2006.

“PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
March 17, 2008

Report of Independent Registered Public Accounting Firm

To the Shareholders of TLC Ventures Corp.:

We have audited the consolidated statements of loss and comprehensive loss, deficit and cash flows of TLC Ventures Corp. for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
February 6, 2006	CHARTERED ACCOUNTANTS

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Consolidated Balance Sheets
As at December 31
(Expressed in Canadian Dollars)

ASSETS	2007	2006
Current
Cash and cash equivalents	$4,758,818	$7,685,884
Receivables	51,058	56,264
Prepaid deposits and advances	135,974	280,613
	4,945,850	8,022,761

Property and Equipment (Note 5)	292,907	104,878
Mineral Property Costs (See schedule and Note 6)	3,102,811	2,313,600
	$8,341,568	$10,441,239

LIABILITIES
Current
Accounts payable and accrued liabilities	$116,342	$301,502
Due to related parties (Note 7)	-	38,300
	116,342	339,802

Non-Controlling Interest (Note 4)	-	47,100

STOCKHOLDERS' EQUITY
Share Capital (Note 8)
Authorized:
Unlimited number of common shares without par value
Issued and outstanding:
50,654,916 (2006 - 48,112,916) common shares	18,592,649	17,914,241
Contributed Surplus	3,805,843	3,086,706
Accumulated Deficit	(14,173,266)	(10,946,610)
	8,225,226	10,054,337
	$8,341,568	$10,441,239

Approved on behalf of the Board of Directors:

“Robert Brown”	“Edward Farrauto”
Director	Director

The accompanying notes form an integral part of these consolidated financial statements

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
Years Ended December 31
(Expressed in Canadian Dollars)

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Balance – December 31, 2004	19,454,001	$13,635,594	$957,756	$(7,457,215)	$7,136,135
Issuance of common shares:
- for cash (Note 8 c))	102,500	27,900	-	-	27,900
- for mineral properties (Note 6 a))	75,000	101,250	-	-	101,250
Stock based compensation (Note 8 c))	-	-	675,317	-	675,317
Fair value of options exercised (Note 8 c))	-	15,426	(15,426)	-	-
Net loss for the period	-	-	-	(1,853,557)	(1,853,557)
Balance – December 31, 2005	19,631,501	13,780,170	1,617,647	(9,310,772)	6,087,045
Issuance of common shares:
- pursuant to stock split (Note 8 a))	19,706,415	-	-	-	-
- for cash (Note 8 b))	8,700,000	4,032,821	468,069	-	4,500,890
- for mineral properties (Note 6 a))	75,000	101,250	-	-	101,250
Stock based compensation (Note 8 c))	-	-	1,000,990	-	1,000,990
Net loss for the period	-	-	-	(1,635,838)	(1,635,838)
Balance – December 31, 2006	48,112,916	17,914,241	3,086,706	(10,946,610)	10,054,337
Issuance of common shares:
- for cash (Note 8 c))	2,100,000	337,500	-	-	337,500
- pursuant to acquisition (Note 4)	442,000	159,120	-	-	159,120
Fair value of options exercised (Note 8 c))	-	181,788	(181,788)	-	-
Stock based compensation (Note 8 c))	-	-	900,925	-	900,925
Net loss for the period	-	-	-	(3,226,656)	(3,226,656)
Balance – December 31, 2007	50,654,916	$18,592,649	$3,805,843	$(14,173,266)	$8,225,226

The accompanying notes form an integral part of these consolidated financial statements

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
Years Ended December 31
(Expressed in Canadian Dollars)

	2007	2006	2005
Expenses
Amortization	$55,934	$30,702	$18,186
Audit and accounting fees	108,695	64,161	77,971
Bank charges and interest	1,912	1,664	1,446
Consulting fees	143,000	135,247	103,108
Foreign exchange loss (gain)	30,353	(27,527)	2,123
Insurance	59,381	53,470	43,645
Legal fees	54,823	53,370	80,779
Marketing	2,590	537	24,540
Office, postage and printing	118,474	40,283	35,915
Rent	123,898	65,932	47,603
Research and development	-	3,579	68,413
Salaries and wages	816,412	190,127	344,035
Salaries and wages - stock based compensation	665,105	630,890	675,317
Shareholder relations	7,190	4,594	11,166
Telephone and utilities	17,769	17,686	12,862
Trade shows and conferences	-	5,514	12,663
Transfer agent and regulatory fees	24,148	53,204	23,234
Travel	228,033	83,914	75,304
	(2,457,717)	(1,407,347)	(1,658,310)
Other Income (Expenses)
Property investigations	(27,531)	(324,959)	(290,693)
Write down of mineral properties	(1,017,313)	(74,938)	-
Interest income	228,805	198,824	115,068
Non-controlling interest	47,100	(27,418)	(19,622)
	(768,939)	(228,491)	(195,247)

Net Loss and Comprehensive Loss for the Year	$(3,226,656)	$(1,635,838)	$(1,853,557)

Net Loss per Share - Basic and Diluted	$(0.07)	$(0.04)	$(0.05)

Weighted Average Shares Outstanding	49,620,686	43,295,482	39,099,592

The accompanying notes form an integral part of these consolidated financial statements

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Years Ended December 31
(Expressed in Canadian Dollars)

Cash Resources Provided By (Used in)	2007	2006	2005

Operating Activities
Net loss for the year	$(3,226,656)	$(1,635,838)	$(1,853,557)
Items not affecting cash:
Amortization	55,934	30,702	18,186
Write down of mineral properties	1,017,313	74,938	-
Non-controlling interest	(47,100)	27,418	19,622
Stock-based compensation	665,105	630,890	675,317
Net changes in non-cash working capital:
Receivables	5,206	(38,866)	80,833
Accounts payable/accrued liabilities/due from related parties	(271,469)	247,564	16,313
Prepaid expenses	144,639	(202,365)	(6,743)
	(1,657,028)	(865,557)	(1,050,029)
Investing Activities
Purchases of equipment	(243,963)	(52,090)	(12,791)
Mineral property costs	(1,363,575)	(942,601)	(112,116)
	(1,607,538)	(994,691)	(124,907)
Financing Activities
Proceeds from share issuances	337,500	4,500,890	27,900

Net Increase (Decrease) in Cash	(2,927,066)	2,640,642	(1,147,036)

Cash - Beginning of Year	7,685,884	5,045,242	6,192,278

Cash - End of Year	$4,758,818	$7,685,884	$5,045,242

Supplemental Cash Flow Disclosure
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

Supplemental Disclosure of Non-Cash Financing and Investing Activities
Fair value of shares issued for mineral properties	$159,120	$101,250	$101,250
Stock based compensation included in mineral property costs	$235,820	$370,100	$-
Mineral property costs included in accounts payable	$48,009	$-	$-
Acquisition of equipment included in accounts payable	$-	$31,211	$-

The accompanying notes form an integral part of these consolidated financial statements

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
Years Ended December 31
(Expressed in Canadian Dollars)

		2007			2006
	Acquisition	Exploration		Acquisition	Exploration
	Costs	Costs	Total	Costs	Costs	Total

Point Leamington, Nfld. (Note 6 a))
Balance - Beginning of Year	$655,000	$761,076	$1,416,076	$478,750	$495,837	$974,587
Cash paid and shares issued	-	-	-	176,250	-	176,250
Geological consulting	-	7,686	7,686	-	14,301	14,301
Geophysical	-	211,343	211,343	-	219,465	219,465
Mineral claim maintenance	-	21,613	21,613	-	31,473	31,473
Total expenses during the year	-	240,642	240,642	176,250	265,239	441,489
Balance - End of Year	$655,000	$1,001,718	$1,656,718	$655,000	$761,076	$1,416,076

Cargo, Australia (Note 6 b))
Balance - Beginning of Year	$-	$-	$-	$-	$-	$-
Shares issued (Note 4)	159,120	-	159,120	-	-	-
Assaying	-	40,835	40,835	-	-	-
Property assignment	-	8,334	8,334	-	-	-
Drilling	-	291,749	291,749	-	-	-
Equipment rental	-	51,044	51,044	-	-	-
Geological consulting	-	625,275	625,275	-	-	-
Geophysical	-	6,965	6,965	-	-	-
Mineral claim maintenance	-	8,114	8,114	-	-	-
Administration	-	209,665	209,665	-	-	-
Travel	-	44,992	44,992	-	-	-
Total expenses during the year	159,120	1,286,973	1,446,093	-	-	-
Balance - End of Year	$159,120	$1,286,973	$1,446,093	$-	$-	$-

International (Note 6 c))
Balance - Beginning of Year	$-	$897,524	$897,524	$-	$-	$-
Equipment rental	-	-	-	-	8,163	8,163
Geological consulting	-	91,098	91,098	-	667,610	667,610
Geophysical	-	-	-	-	2,600	2,600
Mineral claim maintenance	-	-	-	-	16,197	16,197
Administration	-	22,176	22,176	-	168,263	168,263
Travel	-	6,514	6,514	-	109,629	109,629
Total expenses during the year	-	119,788	119,788	-	972,462	972,462
Write-off of mineral property costs	-	(1,017,312)	(1,017,312)	-	(74,938)	(74,938)
Balance - End of Year	-	-	-	-	897,524	897,524

Total mineral property costs	$814,120	$2,288,691	$3,102,811	$655,000	$1,658,600	$2,313,600

The accompanying notes form an integral part of these consolidated financial statements

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

1.	Nature of Operations

Calibre Mining Corp. (the “Company”) (an exploration stage company) is incorporated under the laws of British Columbia, Canada and maintains its corporate head office in Vancouver, British Columbia. On June 18, 2007, the Company legally changed its name from TLC Ventures Corp and has listed its common shares on the TSX Venture Exchange (TSXV: CXB) since October 5, 1994.

The Company engages principally in the acquisition, advancement and development of global precious and base metals assets and mineral properties. As discussed in the notes to the financial statements, the recovery of the Company’s investment in resource properties and the attainment of profitable operations is dependent upon the discovery and development of economic precious and base metal reserves and the ability to arrange sufficient financing to bring these reserves into production. The ultimate outcome of these matters cannot presently be determined. Management is of the opinion that the Company has adequate resources to maintain its core operations for the next fiscal year.

2.	Significant Accounting Policies

These consolidated financial statements of the Company and the accompanying notes have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). For the purposes of these financial statements these principles conform in all material respects with generally accepted accounting principles in the United States, except as described in Note 12. The significant accounting policies followed in the preparation of these consolidated financial statements are as follows:

	a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its 100% (2006 – 96%; 2005 – 95%) owned subsidiary, Cybele Resources Inc. (“Cybele”). Cybele was incorporated under the laws of British Columbia on April 18, 2005 and owns 100% of Calibre Mining (Australia) Pty. Ltd. (“Calibre Australia”), which is an Australian company incorporated on November 28, 2005. During the year ended December 31, 2006, Cybele also incorporated Cybele (Vanuatu) Ltd., Cybele (PNG) Ltd., and Cybele (Solomon Islands) Ltd., each of which have no significant net assets or operations. All intercompany balances and transactions have been eliminated upon consolidation.

During the year ended December 31, 2007, the Company acquired the remaining 3.7% (2006 – 1%) interest in Cybele as described in Note 4 to the financial statements.

	b)	Property and Equipment

Property and equipment are carried at cost less accumulated amortization. The Company provides for amortization on the following basis (with one-half of the rates below taken in the year of acquisition):

- Furniture and office equipment	20% declining balance basis
- Computer hardware and software	30% - 45% declining balance basis
- Leasehold improvements	straight-line basis over the term of the lease
- Vehicles	20% declining balance basis

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies - continued

	c)	Mineral Properties Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic mineral reserve is defined or the prospect is determined by management to be impaired or abandoned. Amounts received for the sale of mineral properties, for option payments and for exploration advances are treated as reductions of the cost of the property, payments in excess of capitalized costs are recognized in income. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the mineral reserves, while costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

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

	d)	Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long- lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2007 and 2006, management has determined that the Company does not have any asset retirement obligations.

	e)	Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when events or circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discount cash flow analysis.

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies - continued

	f)	Share Capital

The Company records proceeds from the exercise of stock options and warrants as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis on a relative fair value basis, wherein, the fair value of the common shares is based on the market close on the date the units are issued; and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

	g)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. The fair value of option grants is established using a Black- Scholes option pricing model. For employees, the fair value of the options at the date of the grant is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty’s performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

	h)	Income Taxes

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

	i)	Loss per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated in accordance with the treasury stock method which assumes that proceeds received from the exercise of stock options and warrants would be used to repurchase common shares at the prevailing market rate. Stock options and warrants are dilutive when the Company has income from continuing operations and when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. For the year ended December 31, 2007, potentially dilutive common shares (relating to options and warrants outstanding) totalling 10,890,000 (2006 – 9,640,000; 2005 – 5,740,000) were not included in the computation of diluted loss per share because their effect was anti-dilutive.

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies - continued

	j)	Foreign Currency Translation

For the purposes of consolidation, the Company’s foreign subsidiaries are considered integrated operations and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

At the entity level, monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

	k)	Estimates and Measurement Uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Significant areas where management judgment is applied in these financial statements include: stock-based compensation, determination of impairment of long-lived assets, useful lives for depletion and amortization, and income tax provisions.

	l)	Recent Canadian Accounting Pronouncements

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company’s financial reporting are summarized below:

(i) Capital Disclosures

In December 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclosure whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject. This new standard will become effective for the Company beginning on January 1, 2008. The Company is reviewing this standard and has not yet determined the impact, if any, on the consolidated financial statements.

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies - continued

	l)	Recent Canadian Accounting Pronouncements - continued

		(ii)	Financial Instruments – Disclosures and Financial Instruments - Presentation

In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosure and Presentation, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861. These new standards will become effective for the Company beginning on January 1, 2008. The Company is currently evaluating the impact of this standard.

		(iii)	Going Concern

In April 2007, the CICA approved amendments to Handbook Section 1400, General Standards of Financial Statement Presentation. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this standard.

		(iv)	International Financial Reporting Standards (“IFRS”)

In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

		(v)	Goodwill and Intangible Assets

The CICA has also issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of these new accounting standards on its financial statements. Adoption of this standard will result in the withdrawal of EIC 27.

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

3.	Adoption of New Canadian Accounting Pronouncements

	a)	Accounting Changes

Effective January 1, 2007, the Company adopted revised CICA Section 1506, Accounting Changes, which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under this standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The adoption of this section had no material impact on the consolidated financial statements of the Company.

	b)	Financial Instruments, Comprehensive Income, and Hedges

On January 1, 2007, the Company adopted the CICA Handbook Sections 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges.

		(i)	Financial Instruments

Under Section 3855, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as held-for- trading, available for sale financial assets, held to maturity, loans and receivables, or other financial liabilities as follows:

			•	Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period.

			•	Available for sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet.

			•	Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.

•

Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period unless the instrument is a cash flow hedge and hedge accounting applies in which case changes in fair value are recognized in other comprehensive income.

Upon adoption of this new standard, the Company designated its cash and cash equivalents as held-for-trading, which is measured at fair value. Receivables have been designated as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Section 3861 establishes standards for presentation of financial instruments and non- financial derivatives, and identifies the information that should be disclosed about them.

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

3.	Adoption of New Canadian Accounting Pronouncements - continued

	b)	Financial Instruments, Comprehensive Income, and Hedges - continued

		(ii)	Comprehensive Income

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources such as unrealized gains and losses on financial assets classified as available-for sale.

		(iii)	Hedges

Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed, as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item. The adoption of this section is optional. The Company is not currently engaged in hedging activities.

Upon adoption of these new sections, the transition rules require that the Company adjusts either the opening deficit or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures of prior years. The Company has evaluated the impact of these new sections on its consolidated financial statements and determined that no significant adjustments were required upon adoption.

	c)	Equity

Effective January 1, 2007, the Company adopted CICA Section 3251, Equity, which establishes standards for the presentation of equity and changes in equity during the reporting periods presented. As there are no changes resulting from the adoption of Section 1530, discussed above, the adoption of this policy had no impact on the Company’s consolidated financial statements for any of the periods presented.

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

4.	Mergers and Acquisitions

During the year ended December 31, 2005, the Company invested $477,000 in Cybele representing 95.08% of the issued and outstanding shares of Cybele. In the same year, Cybele purchased, from a director of the Company, intellectual property used for the construction and manipulation of digital databases in order to identify gold and copper properties and define priority targets. As consideration, Cybele must pay a 0.5% Net Smelter Return (“NSR”) royalty on certain properties identified by the intellectual property. As no properties are producing ore at this time, no consideration has been paid.

During the year ended December 31, 2006, the Company purchased an additional 1.22% of Cybele for consideration of US$1,000,000, which brought the Company’s total investment in Cybele up to 96.30%. As part of the financing into Cybele, the Company was granted 2,000,000 warrants to purchase additional Cybele shares for US$0.25 until June 2008.

During the year ended December 31, 2007, the Company purchased the remaining balance of the Cybele common shares by issuing a total of 442,000 common shares with a fair value of $159,120. As at December 31, 2007, the Company owns 100% of the outstanding shares of Cybele.

Prior to the acquisition of the remaining 3.7% interest in Cybele in 2007, the Company charged to the statement of loss, a recovery of $47,100 (2006 and 2005 – write-downs of $27,418 and $19,622 respectively) related to the Company’s non-controlling interest.

5.	Property and Equipment

		2007			2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Computer equipment and software	$177,103	$(46,274)	$130,829	$48,162	$(18,317)	$29,845
Furniture and office equipment	109,896	(23,076)	86,820	80,448	(5,415)	75,033
Vehicle	71,189	(7,119)	64,070	-	-	-
Leasehold improvements	14,385	(3,197)	11,188	-	-	-
	$372,573	$(79,666)	$292,907	$128,610	$(23,732)	$104,878

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

6.	Mineral Property Costs

	a)	Point Leamington, Newfoundland, Canada

Pursuant to an agreement dated February 13, 2004, the Company acquired a 100% interest in the Point Leamington deposit and mining lease, located in Newfoundland, Canada. As consideration, the Company issued a total of 600,000 common shares with a fair value of $405,000 and paid $250,000 in cash during the three year period ending December 31, 2006. In addition, the Company also acquired an additional 1,044 claims in the vicinity of its Point Leamington Mining Lease for total consideration of $62,640 paid in cash. The property is subject to a 2% NSR, which is held by a third party.

Subsequent to year end, the Company purchased additional claims in the area under the terms described in Note 13c).

	b)	Cargo, New South Wales, Australia

On December 22, 2006, the Company entered into a Farm-in and Joint Venture Agreement with Golden Cross Operations Pty. Ltd. (“Golden”) (ratified on October 22, 2007), whereby the Company can acquire a 70% interest in Exploration Licence 5238 (“Cargo Licence”) located in New South Wales, Australia, upon completion of total expenditures on the property of AUS$5,000,000, to be incurred as follows:

		•	A commitment to spend a minimum of AUS$250,000 on the property by November 28, 2007 (completed);
		•	An additional AUS$750,000 of expenditures by November 28, 2008;
		•	An additional AUS$1,500,000 of expenditures by November 28, 2009; and
		•	An additional AUS$2,500,000 by November 28, 2010.

Under the terms of the agreement, the Company is only committed to the initial expenditures of AUS$250,000 (which has been completed). Upon the completion of the minimum expenditure commitment, Golden will execute and deliver to the Company all necessary documents in registrable form in order to validate and effectively transfer the 70% interest to the Company. The Company undertakes to transfer its 70% interest back to Golden in the event the Company withdraws or fails to spend AUS $5.0 million within 4 years and this Agreement will be terminated. Expenditures in excess of the minimum yearly amounts can be accumulated and carried forward to relevant following periods.

Once the Company achieves its 70% interest in the Cargo Licence, subsequent program budgets would be funded 70% by the company and 30% by Golden, unless Golden elects to withdraw. In such an event, the Company can acquire the remaining 30% interest from Golden and Golden would receive a NSR royalty from future production. The NSR royalty is 0.33% in the first year of production, 0.67% in the second, 1.33% in the third, and 2% in the fourth year and thereafter. However, if the average daily gold price during any quarter within the first three years is above US$650/oz, an additional 0.33% shall be payable in respect of that quarter.

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

6.	Mineral Property Costs - continued

	c)	Other International Exploration

During the year ended December 31, 2006, the Company acquired one exploration and two prospecting licences in Vanuatu and three prospecting licences in the Solomon Islands. During the year ended December 31, 2007, management made the determination that the results of its exploration programs on the property did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $1,017,313 (2006 - $74,938).

7.	Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) The expenditures charged by parties not at arm’s length to the Company consist of the following:

	2007	2006	2005

Salaries paid to a former director	$-	$-	$180,714
Fees paid to a former director and officer	$144,769	$62,389	$48,076
Consulting fees paid to a director	$-	$-	$9,200
Accounting fees paid to a director and officer	$60,000	$60,000	$60,000
Legal fees paid to a law firm associated an officer	$44,418	$29,929	$48,495
Rent and Administration fees paid to a
company with common directors	$-	$20,000	$-
Fees paid to independent directors	$40,000	$10,000	$-

(b)

As at December 31, 2007, amounts due to related parties consist of $Nil (2006 - $38,300) owing to directors and an officer of the Company. These amounts include director fees, legal and travel expenses. These amounts were incurred in the ordinary course of business and are non-interest bearing, unsecured and due on demand.

All of the above transactions were incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

8.	Share Capital

	(a)	Stock split

Pursuant to special shareholder resolution, the Company affected a 2 for 1 stock split effective June 15, 2006. All comparative number of shares, options and warrants, as well as the weighted average shares outstanding and net loss per share figures have been presented reflecting the stock split.

	(b)	Private placement

During the year ended December 31, 2006, the Company closed a non-brokered private placement financing by issuing 8,700,000 units at a price of $0.52 per unit for total gross proceeds of $4,524,000. The Company incurred legal and regulatory fees of $23,110 in connection with this private placement. Each unit consisted of one common share of the Company’s stock and one-half of a common share purchase warrant. One full warrant allows the holder to purchase one common share in the Company. The warrants have an exercise price of $1.00 per common share and expire on January 12, 2008.

For accounting purposes, the total proceeds were allocated to common shares ($4,032,821) and warrants ($468,069) based on their relative fair values. The fair value of the warrants was estimated using the Black-Scholes option model using the following assumptions: Expected dividend yield of nil; Expected stock price volatility of 60.37%; Expected life of warrants of 18 months; and Risk-free interest rate of 4.27%. The fair value of the warrants is recognized in contributed surplus and will be applied to share capital upon exercise of warrants.

	(c)	Stock options

The Company has a stock option plan (the “Plan”), whereby a maximum 9,620,000 common shares of the Company may be reserved for issuance pursuant to the exercise of stock options. The Plan is administered by the Compensation Committee of our Board consisting of not less than two of its members. Options granted under the Plan will be exercisable at a price not less than the market value of the Company’s common shares on the date of grant and granted for a term not to exceed five years from the date of grant. Any options granted under the Plan shall vest based on a periodic vesting schedule as determined by the Compensation Committee. In general, options have been granted to vest 25% immediately and 25% at each six month interval after the date of grant until fully vested.

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

8.	Share Capital - continued

	(c)	Stock options - continued

A summary of the status of the Company’s stock options as at December 31, 2007, 2006, and 2005 and changes during those years are presented below:

	2007		2006		2005

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price

Outstanding, beginning	5,290,000	$0.41	5,140,000	$0.48	3,520,000	$0.44
Granted	3,800,000	0.48	1,150,000	0.63	1,830,000	0.52
Exercised	(2,100,000)	0.16	-	-	(205,000)	0.14
Expired/Cancelled	(450,000)	0.64	(1,000,000)	0.99	(5,000)	0.58
Outstanding, ending	6,540,000	$0.52	5,290,000	$0.41	5,140,000	$0.48
Exercisable, ending	4,565,000	$0.54	4,715,000	$0.39	4,130,000	$0.47

During the year ended December 31, 2007, holders exercised 2,100,000 (2006 – Nil; 2005 – 205,000 (post-split)) options for gross proceeds of $337,500 (2006 - $Nil; 2005 - $27,900). In connection with these exercises, the Company reclassified the fair value of these options previously recorded in the amount of $181,788 (2006 - $Nil; 2005 - $15,426) from contributed surplus to share capital. In addition, 450,000 (2006 – 1,000,000; 2005 – 205,000) options were cancelled as the holders were no longer employed by the Company.

During the year ended December 31, 2007, the Company granted a total of 3,800,000 stock options, of which 2,800,000 are exercisable at a price of $0.44 per share and 1,000,000 are exercisable at a price of $0.60 per share. The options granted in 2007 expire at various times between March 7, 2012 and October 15, 2012.

During the year ended December 31, 2006, the Company granted 1,150,000 options exercisable at prices ranging from $0.625 to $0.75 and expiring at various times between January 26, 2011 and June 19, 2011. During the year ended December 31, 2005, the Company granted 1,830,000 options exercisable at prices ranging from $0.50 to $0.60 and expiring at various times between March 4, 2010 and May 18, 2010.

The weighted-average fair value of options granted during the year ended December 31, 2007 was $0.22 (2006 - $0.49; 2005 - $0.24) .

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

8.	Share Capital - continued

	(c)	Stock options - continued

As at December 31, 2007, stock options exercisable and outstanding are as follows:

	Options Outstanding		Options Exercisable
		Weighted		Weighted
		Average		Average
		Remaining		Remaining
Exercise		Contractual		Contractual
Price	Number	Life (yrs.)	Number	Life (yrs.)
$0.125	10,000	0.95	10,000	0.95
$0.440	2,800,000	4.25	1,325,000	4.22
$0.500	1,220,000	2.38	1,220,000	2.38
$0.600	1,400,000	3.80	900,000	3.44
$0.625	650,000	3.43	650,000	3.43
$0.650	50,000	3.47	50,000	3.47
$0.675	400,000	1.66	400,000	1.66
$1.000	10,000	1.33	10,000	1.33
	6,540,000	3.55	4,565,000	3.22

The Company amortizes the total fair value of options granted over a graded vesting schedule. Consequently, the total compensation expense recognized for options granted during 2007 or prior periods was $900,925 (2006 - $1,000,990; 2005 - $675,317). Of the total compensation recorded during the year, $665,105 (2006 - $630,890; 2005 - $675,317) was charged to operations expense and $235,820 (2006 - $370,100; 2005 - $Nil) was capitalized to mineral property costs.

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes option pricing model with the following assumptions:

	2007	2006	2005

Weighted average risk-free interest rate	4.20%	4.23%	3.35%
Weighted average expected option life	3 years	3 years	3 years
Weighted average expected stock volatility	61.42%	136.24%	162.25%
Weighted average expected dividend yield	Nil	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

8.	Share Capital - continued

	(d)	Warrants

A summary of the status of the Company’s outstanding and exercisable warrants as at December 31, 2007, 2006, and 2005 and changes during those years are presented below:

	2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Warrants	Price	Warrants	Price	Warrants	Price
Outstanding, beginning	4,350,000	$1.00	600,000	$0.75	6,400,000	$0.74
Issued	-	-	4,350,000	1.00	-	-
Expired/Cancelled	-	-	(600,000)	0.75	(5,800,000)	0.74
Outstanding, ending	4,350,000	$1.00	4,350,000	$1.00	600,000	$0.75

Subsequent to year end, all 4,350,000 warrants described above expired on January 12, 2008 unexercised.

(e)	Escrow shares

As at December 31, 2007 there are Nil (2006 – 1,647,140; 2005 – 4,941,420) common shares held in escrow.

9.	Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006	2005
Loss before income taxes	$(3,226,658)	$(1,635,838)	$(1,853,557)
Effective statutory rate	27.5%	33.86%	34.12%
Expected income tax recovery	$(887,921)	$(553,845)	$(632,434)
Items not deductible for tax purposes	450,011	205,136	308,004
Unrecognized benefit of non-capital losses	437,910	348,709	324,430
	$-	$-	$-

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

9.	Income Taxes - continued

Future income tax assets reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future income tax assets at December 31, 2007 are as follows:

	2007	2006	2005
Future income tax assets
Non-capital loss carry-forwards	$1,409,466	$1,028,976	$694,815
Unamortized financing costs	6,297	6,452	9,678
Mineral Properties	317,662	81,406	10,086
Property and equipment	26,561	21,765	-

	1,759,986	1,138,599	714,579
Less: Valuation allowance	(1,759,986)	(1,138,599)	(714,579)
	$-	$-	$-

As at December 31, 2007, the Company has non-capital losses for Canadian tax purposes of approximately $3,278,000 available to offset against taxable income in future years, which if unutilized, will begin to expire in 2009. In addition, the Company has tax losses for Australian purposes of approximately $1,748,149 available to offset against taxable income in future years for an indefinite period, subject to certain conditions. The Company has resource exploration expenditures of approximately $1,176,525 available to reduce taxable income of future years, subject to certain restrictions. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

10.	Commitments

a)	The Company has the following future minimum annual lease commitments for premises and equipment:

2008	$117,000
2009	123,000
2010	127,000
2011	65,000
$432,000

b)

Subsequent to year end, the Company entered into two mineral property option agreements. agreements are described in Notes 13a) and 13b) and contain commitments on the part of Company to expend AUS$600,000 and US$500,000 on their respective properties, within the year after signing.

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

11.	Segmented information

The Company currently operates in one reportable operating segment, being the acquisition, exploration, and development of natural resource properties, which is conducted principally in Canada and Australia. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for any of the years presented in these consolidated financial statements. The following geographic data includes assets based on their physical location:

		2007			2006
	Canada	Australia	Total	Canada	International	Total

Cash	$4,625,592	$133,226	$4,758,818	$7,582,037	$103,847	$7,685,884
Other current assets	142,437	44,595	187,032	295,754	41,123	336,877
Property and Equipment	256,644	36,263	292,907	91,332	13,546	104,878
Mineral Properties	1,656,718	1,446,093	3,102,811	1,416,076	897,524	2,313,600
Total assets	$6,681,391	$1,660,177	$8,341,568	$9,385,199	$1,056,040	$10,441,239

12.	Differences between Canadian and United States GAAP

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The United States Securities and Exchange Commission (“SEC”) requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the United States. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material, except as follows:

(a)

SEC staff has interpreted US GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property. Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist. Under Canadian GAAP, such costs have been deferred. For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

12.	Differences between Canadian and United States GAAP - continued

	(b)	The impact of the above differences between Canadian GAAP and US GAAP on the consolidated statements are as follows:

(i) The impact of the above differences on the losses for each of the years presented are:

	2007	2006	2005
Loss for the year under Canadian GAAP	$(3,226,656)	$(1,635,838)	$(1,853,557)
Mineral property costs (Note 12(a))	(1,806,523)	(1,413,951)	(213,366)
Write-off of mineral properties (Note 12(a))	1,017,313	74,938	-
Loss and Comprehensive Loss under US GAAP	$(4,015,866)	$(2,974,851)	$(2,066,923)
Basic and diluted loss per share under US GAAP	$(0.08)	$(0.07)	$(0.05)
Weighted average number of common shares outstanding	49,620,686	43,295,482	39,099,592

(ii)	The impact of the above differences on total shareholder’s equity is as follows:

	2007	2006
Balance in accordance with Canadian GAAP	$8,225,226	$10,054,337
Less capitalized mineral property costs (Note 12(a))	(3,102,811)	(2,313,600)
Balance in accordance with US GAAP	$5,122,415	$7,740,737

(iii)	The impact of the above differences on total assets is as follows:

	2007	2006
Total assets in accordance with Canadian GAAP	$8,341,568	$10,441,239
Less capitalized mineral property costs (Note 12(a))	(3,102,811)	(2,313,600)
Total assets in accordance with US GAAP	$5,238,757	$8,127,639

(iv)	The impact of the above differences on the statement of cash flows, is as follows:

	2007	2006	2005
Cash flows from operating activities
As reported under Canadian GAAP	$(1,657,028)	$(865,557)	$(1,050,029)
Mineral property costs incurred (Note 12(a))	(1,363,575)	(942,601)	(112,116)
Cash flows from operating activities under US GAAP	$(3,020,603)	$(1,808,158)	$(1,162,145)
Cash flows from investing activities
As reported under Canadian GAAP	$(1,607,538)	$(994,691)	(124,907)
Mineral property costs incurred (Note 12(a))	1,363,575	942,601	$112,116
Cash flows from investing activities under US GAAP	$(243,963)	$(52,090)	$(12,791)

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

12.	Differences between Canadian and United States GAAP - continued

	(c)	Recent Accounting Pronouncements under US GAAP

		(i)	Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an Interpretation of FASB Statement No. 109, Accounting for Income Taxes. Fin 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Fin 48 also provides guidance on derecognition, classification, interest and penalties, and disclosure.

In addition, on May 2007, the FASB issued Financial Staff Position (“FSP”) No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 28 (“FSP FIN 48-1”). This Staff position clarifies how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 specifically addresses the interaction between reviews and examinations by the taxing authority and settlement of uncertain tax positions.

The provisions of Fin 48 and FSP FIN 48-1 were adopted by the Company on January 1, 2007. Management has determined the adoption of these standards did not have a material impact on the consolidated financial statements of the Company.

		(ii)	Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measures. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.

Both SFAS 157 and 159 are effective for fiscal years beginning after November 15, 2007. Management is currently assessing the impact of these standards on the Company’s financial position and results of operations.

Calibre Mining Corp. (formerly TLC Ventures Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

12.	Differences between Canadian and United States GAAP - continued

(c) Recent Accounting Pronouncements under US GAAP

(iii) Business Combinations and Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued FASB Statements No. 141 (R), Business Combinations and No. 160, Non-controlling Interests in Consolidated Financial Statements. SFAS 141(R) and 160 provide guidance standards with respect to improving, simplifying and converging the prevailing FASB accounting and reporting standards for business combinations and non- controlling interests in consolidated financial statements with IASB standards for fiscal years beginning after December 15, 2008. The IASB plans to issue its counterpart standards IFRS 3 (revised), Business Combinations, and IAS 27 (as revised in 2007), Consolidated and Separate Financial Statements, early in 2008.

FASB 141 (R) requires an acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. FASB 160 requires all entities to report non-controlling (minority) interests in subsidiaries in the same way - as equity in the consolidated financial statements. The Company is presently evaluating the impact the application of this standard will have on the Company’s consolidated financial statements.

13.	Subsequent events

(a)

On January 25, 2008, the Company entered into an agreement which will allow the Company to earn up to a 70% interest in the Trundle Property (“Trundle”), located in New South Wales, Australia, by completing AUS$3.0 million in exploration expenditures over a three year period, including a minimum expenditure of AUS$600,000 in the first year. The Company will have the option to acquire an additional 20% interest (for a total of 90%) by funding and completing a feasibility study.

(b)

On February 6, 2008, the Company entered into an agreement whereby it can earn up to a 65% interest in the Trend Property (“Trend”), located on the Cortez-Battle Mountain trend of Nevada, by completing US$1.5 million in exploration expenditures and maintaining obligations to property vendors, over a four year period. First year commitments include drilling and a minimum expenditure of US$500,000. The Company will have the option to acquire an additional 10% interest, for a total interest of 75% by funding and completing a preliminary economic assessment.

(c)

Pursuant to an agreement dated February 13, 2008, the Company purchased from Altius Resources Inc. (“Altius”) certain mineral properties located in Point Leamington, Newfoundland, Canada for $50,000, plus the Company refunded $37,200 of residual exploration security deposits to Altius, paid in cash. The agreement is subject to the retention by Altius of a 2% net smelter returns royalty of mining revenue generated from the property.

ITEM 19.

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

4.7 (1)	Indemnity Agreements dated December 10, 2003 between us and each of Douglas B Forster, Edward Farrauto, David Toyoda and Dr Richard Henley.
4.8 (1)	Indemnity Agreement dated September 29, 2004 between us and Jeffrey P. Franzen.
4.9 (1)	Indemnity Agreement dated March 7, 2005, between us and John Reynolds.
4.10 (1)	Stock Option Plan.
4.11 (2)	Asset Purchase Agreement between Cybele and Dr Richard Henley dated November, 2005.
4.12 (3)	Farm-In Cargo Agreement dated December 6, 2006 between our subsidiary Cybele Resources (Australia) Pty Ltd. and Golden Cross Operations Pty Ltd.
4.13 (3)	Employment Agreement between us and Robert Brown dated March 7, 2007.
4.14 (3)	Employment Agreement between us and David Heberlein dated March 7, 2007.
4.15 (3)	Stock Option Agreements dated March 7, 2007 between us and each of Robert Brown and David Heberlein.
4.16**	Agreement dated July 31, 2007, between us and the minority shareholders of Cybele Resources (Australia) Pty. Ltd. to acquire a 3.7% interest in Cybele Resources Inc.
4.17**

Agreement dated January 25, 2008 between our wholly-owned Australian subsidiary Calibre Mining (Australia) Pty Ltd. and Western Plains Resources Ltd., for our option to acquire an undivided 70% right, title, and interest in the Trundle Property.

4.18**	Agreement dated February 6, 2008, between our wholly-owned US subsidiary Calibre Mining Ltd. and Dimension Resources (USA) Inc. for

our option to acquire an undivided 65% right, title, and interest in the Trend Property.
4.19**	Agreement dated February 13, 2008, between us and Altius Resources Inc. for our purchase of certain mineral claims located in the Point Leamington, Newfoundland Region.
8.1**	List of Subsidiaries
11.1 (2)	Code of Ethics
12.1 **	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2 **	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**	Filed herewith.
(1)	Previously filed with the Securities and Exchange Commission and incorporated by reference to our Registration Statement on Form 20-F filed on June 10, 2005.
(2)	Previously filed with the Securities and Exchange Commission and incorporated by reference to our Registration Statement on Form 20-F filed on June 28, 2006.
(3)	Previously filed with the Securities and Exchange Commission and incorporated by reference to our Registration Statement on Form 20-F filed on July 2, 2007.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: May 5, 2008

Calibre Mining Corp.,
a British Columbia Company

(signed) “Robert Brown”
______________________________________________
Robert Brown
Chief Executive Officer and Director